As filed with the Securities and Exchange Commission on April 12, 2004
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Form S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
Greenfield Online, Inc.
(Exact name of registrant as specified in its charter)

Delaware	8742	91-0640369
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

21 River Road

Wilton, CT 06897
(203) 834-8585
(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Dean A. Wiltse

President and Chief Executive Officer
Greenfield Online, Inc.
21 River Road
Wilton, CT 06897
(203) 834-8585
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Gary J. Kocher, Esq. Michael W. Moyer, Esq. Preston Gates & Ellis LLP 925 Fourth Avenue Seattle, WA 98104 (206) 623-7580	Jonathan A. Flatow, Esq. Vice President and General Counsel Greenfield Online, Inc. 21 River Road Wilton, CT 06897 (203) 834-8585	Raphael M. Russo, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:     ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:     ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:     ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)	Fee

Common Stock, par value $0.0001 per share	$75,000,000	$9,503

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 12, 2004

PROSPECTUS

                                Shares

Common Stock

This is our initial public offering of common stock. We are offering                      shares of our common stock and the selling stockholders identified in this prospectus are offering an additional                      shares of common stock. No public market currently exists for our common stock. We will not receive any proceeds from the sale of the shares offered by the selling stockholders.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “SRVY.” We currently estimate that the initial public offering price will be between $          and $           per share.

Investing in our common stock involves risks. Please read “Risk Factors” beginning on page 7.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Greenfield Online, Inc. (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

The selling stockholders have granted the underwriters a 30-day option to purchase up to                     additional shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2004.

LEHMAN BROTHERS

FRIEDMAN BILLINGS RAMSEY

PIPER JAFFRAY

                        , 2004

Page

Prospectus Summary	1
The Offering	4
Risk Factors	7
Cautionary Note Regarding Forward-Looking Statements	21
Use of Proceeds	22
Dividend Policy	22
Capitalization	23
Dilution	25
Selected Consolidated Financial Data	27
Management’s Discussion and Analysis of Financial Condition and Results of Operations	29
Business	43
Management	54
Certain Relationships and Related Transactions	67
Principal and Selling Stockholders	70
Description of Capital Stock	73
Shares Eligible for Future Sale	77
Underwriting	79
Notice to Canadian Residents	83
Legal Matters	85
Experts	85
Where You Can Find More Information	85
Index to Consolidated Financial Statements	F-1
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
AMENDED AND RESTATED BYLAWS
AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT
REGISTRATION RIGHTS AGREEMENT
REGISTRATION RIGHTS AGREEMENT
FORM OF INDEMNIFICATION AGREEMENT
AMENDED AND RESTATED 1999 STOCK OPTION PLAN
2004 EQUITY INCENTIVE PLAN
2004 EMPLOYEE STOCK PURCHASE PLAN
FORM OF STOCK OPTION AGREEMENT
RESTRICTED STOCK AGREEMENT
RESTRICTED STOCK AGREEMENT
RESTRICTED STOCK AGREEMENT
RESTRICTED STOCK AGREEMENT
RESTRICTED STOCK AGREEMENT
LICENSE AGREEMENT
NOTE AND WARRANT PURCHASE AGREEMENT
FORM OF WARRANT
NON-RECOURSE PROMISSORY NOTE
FULL RECOURSE PROMISSORY NOTE
PLEDGE AGREEMENT
WARRANT FOR PURCHASE OF SHARES
WARRANT FOR PURCHASE OF SHARES
ACCOUNTS RECEIVABLE FINANCING AGREEMENT
LEASE
AGREEMENT TO LEASE
AGREEMENT TO LEASE
LEASE AGREEMENT
FIELDSOURCE AGREEMENT
ENTERPRISE USER LICENSE AGREEMENT
COMMERCIAL AGREEMENT
THE ALLIANCE, LICENSE AND SUPPLY AGREEMENT
FORM OF PARTNERING AGREEMENT
EMPLOYMENT AGREEMENT
EMPLOYMENT AGREEMENT
SUBSIDIARIES
CONSENT OF PRICEWATERHOUSECOOPERS LLP

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

      Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 7 and our consolidated financial statements and the notes to those consolidated financial statements beginning on page F-1, before making an investment decision.

Greenfield Online, Inc.

Overview

      We are a leading independent provider of Internet survey solutions to the global marketing research industry and we derive 100% of our revenues from Internet data collection products and services. We actively manage the Greenfield Online panel, a 100% Internet-based panel of approximately 1.7 million individuals who participate in our surveys. Our panelists represent households consisting of an estimated 4.7 million people, allowing us to compile diverse, demographically representative survey data.

      We target our Internet survey solutions to approximately 2,500 full service marketing research and consulting firms in the United States and the world’s top 25 marketing research companies. Our clients use the Internet survey data that we provide to enable companies throughout the world to make critical business decisions. Based on our internal estimates, we believe that spending associated with the gathering of survey data, known as fieldwork, accounts for approximately 40% of the annual spending on survey marketing research. Using this estimate, fieldwork represented approximately $3.0 billion of the $7.5 billion global survey market in 2002 as reported by the World Association of Opinion and Marketing Research Professionals.

      Until January 2002, we sold both custom Internet-based marketing research and the Internet survey solutions we sell today. A majority of our revenues for the first seven years of our existence was derived from the sale of custom research. In September 2001, we embarked on a strategy to convert the focus of our business from providing custom research to end-users to providing Internet survey solutions to the marketing research firms we target today. This strategy culminated in the sale of our custom research business in January 2002. This sale represented a turning point in our development as we shifted from a labor-intensive, professional services model to a scalable, Internet-based services model.

      We partner with our clients to leverage their global sales forces and do not compete with them for custom marketing research business. This cooperative marketing strategy has led to significant market penetration. For the year ended December 31, 2003, we completed 2,482 Internet-based projects, a 99% increase over 2002. Additionally, 45 companies each purchased over $100,000 of our products and services in 2003, an 88% increase over 2002.

      Internet survey solutions are faster, more efficient and more cost-effective for collecting high quality marketing research data than traditional, labor-intensive methods such as telephone, direct-mail and mall-based surveying. The Internet allows our panelists to participate 24 hours-a-day in a more convenient and less intrusive environment than traditional data collection methods. Our Internet-based technology interactively engages respondents through the use of images, sound and video, enabling us to collect richer data for our clients. We believe Internet-based survey solutions speed survey completion, allow for significantly larger survey sample sizes over a given time period and provide marketing researchers with a cost-effective means of reaching niche segments.

      We believe we are well-positioned to capitalize on evolving dynamics within the global survey research market. Decreasing cooperation rates experienced by the telephone survey industry and the increasing use of mobile phones as a primary means of telephone communication have led to a decline in the effectiveness of traditional telephone-based data collection methods. This decline has been exacerbated by the recently established Do Not Call registry, covering over 58 million telephone numbers. At the same time, Internet penetration rates and increased broadband usage have accelerated growth in the use of Internet-based marketing research. We believe these dynamics will drive demand for our Internet survey solutions. Through our North American operations, sales offices in the United Kingdom and Continental Europe and our production facilities in India, we believe we are well-positioned to meet this demand.

Competitive Strengths

      We believe the following strengths differentiate us from our competitors:

•	The Greenfield Online Panel. The Greenfield Online panel is one of the largest Internet-based panels available. Our 1.7 million panelists have double opted-in to participate in our surveys. We perform extensive screening and analysis of our panelists, which allows us to offer our clients premium specialty panels comprised of people with similar characteristics. We have the ability to quickly reach appropriate target audiences within the Greenfield Online panel for a wide range of client requests, including respondents in the healthcare, automotive, Hispanic, business-to-business, information technology and international segments.

•	Experienced Panel Management. Over the past nine years, we have developed proprietary panel management techniques designed to maximize the efficiency and productivity of the Greenfield Online panel. We maintain a fresh and active panel by continually adding new members and seeking additional information from our panelists. These panel management techniques allow us to efficiently target our survey invitations and create relevant cash and non-cash incentive programs for our panelists. Additionally, we maintain policies to protect the confidentiality of our panelists’ personal information and prohibit marketing to our panelists using information obtained through their survey participation. We believe that these policies have enabled us to develop a relationship of trust with our panelists and foster a climate that encourages their continued participation in our surveys.

•	Complete Internet Survey Solutions. We offer a wide range of Internet survey solutions that enable the global marketing research industry to conduct Internet-based research. Our complete range of survey solutions facilitates the migration from traditional survey methods to Internet-based methods and eliminates the need for our clients to develop their own Internet research capabilities.

•	Focused Sales Strategy. Our focused sales strategy seeks to incorporate our Internet survey solutions into our clients’ research proposals that they present to the end-users of the data we collect. Our client relationships are strengthened by this cooperative sales strategy, which allows us to leverage their global sales forces as a distribution channel for our products and services. We do not compete with our clients for custom marketing research business from end-users.

•	Significant Operating Leverage. We believe our Internet-based business model provides significant operating leverage and should lead to expansion of our operating income margin if we succeed in growing our revenues. By leveraging the established Greenfield Online panel, conducting an increasing number of surveys using our existing technology infrastructure and benefiting from our operations center in India, we believe that we will continue to improve our operating leverage.

•	Well-Established Brand and Commitment to Customer Service. We were founded in 1994 and conducted our first Internet-based marketing research project in 1995. Since our inception, we have built and refined the Greenfield Online panel and maintained a commitment to industry-leading customer service. For example, in 2003 we established an operations center near New Delhi, in Gurgaon, India, which is integrated with our U.S., Canadian and U.K. facilities and allows us to provide our clients with continuous survey programming, data collection and processing services. Our early entry into the Internet-based survey marketing research industry, the quality of the Greenfield Online panel and our commitment to customer service have enabled us to develop a strong brand within the marketing research industry.

Our Internet Survey Solutions

      We offer customized Internet survey solutions that address our clients’ needs, including full-service data collection and sample solutions.

•	Full-Service. We program and host our clients’ surveys, invite our panelists to take the surveys, and deliver the compiled data to our clients for their analysis and presentation. Clients can utilize our complete range of survey technology solutions, such as embedding images, sound and video into surveys, store-shelf simulation testing and other 3D image demonstrations. Our full-service solutions also include our review of survey responses for internal consistency, tabulation and verbatim response interpretation and coding.

•	Sample Solutions. We provide access to the Greenfield Online panel for one-time use to clients that have programming capabilities, but require survey respondents. We can offer this access within four hours of project initiation. In many instances, we serve as a supplemental sample provider when a client’s existing resources cannot supply enough survey participants. Supplying survey respondents is often the last step of a research project and our clients rely on our ability to perform on a fast turnaround basis to meet their data collection needs and project deadlines.

Our Strategy

      Our goal is to maintain and build upon our leadership position within the global survey data collection market. In order to achieve this goal, our strategy includes the following:

•	Drive migration of traditional fieldwork to Internet-based marketing research. We will continue to facilitate the transition from traditional data collection methods to the Internet by:

—	increasing the size and diversity of the Greenfield Online panel;

—	expanding the range of our specialty panels, which currently include healthcare, automotive, Hispanic, business-to-business, information technology and international segments;

—	developing new and innovative Internet survey solutions, such as our media testing capabilities that integrate images, sound and video directly into surveys; and

—	seeking to provide faster and better service than traditional survey data collection methods.

•	Expand internationally. During 2004, we intend to expand our international capabilities in order to satisfy client demand for non-U.S. survey data by further developing the size and diversity of the Greenfield Online panel through the addition of more panelists from the United Kingdom, Germany, France and Canada. The migration of traditional data collection to the Internet in the international market is in its early stages and represents a significant growth opportunity.

•	Pursue strategic acquisitions. We intend to seek strategic acquisitions both in the United States and internationally to increase the size, diversity and geographic scope of the Greenfield Online panel, increase our client base, acquire new technology, broaden our expertise and expand our portfolio of Internet survey solutions.

Corporate Information

      We were founded in 1994 as a business unit of Greenfield Consulting Group, Inc. and incorporated as a separate entity in Connecticut in 1995 under the name Greenfield Online Research Center, Inc. We changed our name to Greenfield Online, Inc. in 1997 and changed our state of incorporation to Delaware in February 2000. References in this prospectus to “Greenfield Online,” “we,” “our company” and “us” refer to Greenfield Online, Inc.

      Our principal executive offices are located at 21 River Road, Wilton, Connecticut 06897. Our telephone number is (203) 834-8585, our principal website address is www.greenfield.com and our panel member website address is www.greenfieldonline.com. The information contained on our websites does not constitute part of, nor is it incorporated into, this prospectus.

The Offering

Common stock offered by Greenfield Online	shares

Common stock offered by selling stockholders, including members of our management	shares

Common stock to be outstanding after this offering	shares

Use of Proceeds	We intend to use the proceeds we receive from this offering to make a mandatory conversion payment to holders of our Series B Convertible Participating Preferred Stock, pay all accumulated but unpaid dividends to the holders of our Series B Convertible Participating Preferred Stock, redeem our Series C-2 Redeemable Non-Voting Preferred Stock and to fund working capital and general corporate purposes, including potential acquisitions. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	“SRVY”

Risk Factors	See “Risk Factors” beginning on page 7 for a discussion of factors that you should consider carefully before deciding to purchase our common stock.

      The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding on April 5, 2004 and excludes the following shares:

•	920,487 shares issuable upon exercise of outstanding options, with a weighted average exercise price of $6.02 per share;

•	52,337 shares issuable upon exercise of outstanding warrants, with a weighted average exercise price of $24.78 per share;

•	an aggregate of 808,268 shares available for future awards under our Amended and Restated 1999 Stock Option Plan (the “1999 Option Plan”) and our 2004 Equity Incentive Plan (the “2004 Equity Plan”); and

•	250,000 shares available for future issuance under our 2004 Employee Stock Purchase Plan (the “Stock Purchase Plan”).

      Unless specifically stated otherwise, the information in this prospectus:

•	gives effect to a reverse one-for-14 split of our outstanding common stock to be effective upon completion of this offering;

•	assumes no exercise of the underwriters’ over-allotment option;

•	assumes an initial public offering price of $ per share, the mid-point of the price range set forth on the cover page of this prospectus;

•	reflects the automatic conversion of all of our preferred stock into common stock (other than our Series C-2 Redeemable Non-Voting Preferred Stock as discussed below);

•	reflects the redemption of our Series C-2 Redeemable Non-Voting Preferred Stock;

•	assumes no exercise of outstanding options and warrants; and

•	assumes the filing, immediately prior to the completion of this offering, of our amended and restated certificate of incorporation, referred to in this prospectus as our certificate of incorporation, and the adoption of our amended and restated bylaws, referred to in this prospectus as our bylaws, implementing the provisions described under “Description of Capital Stock.”

Summary Consolidated Financial Data

      The following table provides summary historical consolidated financial data for the periods indicated. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

      The summary consolidated statement of operations data for each of the fiscal years ended December 31, 2001, 2002 and 2003 and the summary consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2001 is derived from audited consolidated financial statements not included in this prospectus.

	2001	2002	2003

	($ in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenues:
Internet survey solutions(1)	$4,072	$14,416	$25,868
Custom research(2)	9,715	470	—

Total net revenues	13,787	14,886	25,868
Cost of revenues	8,097	5,409	8,884

Gross profit	5,690	9,477	16,984

Operating income (loss)	(14,213)	(3,908)	1,697

Total other income (expense)	(3,074)	945	101

Income (loss) before income taxes	(17,287)	(2,963)	1,798
Provision (benefit) for income taxes	—	(569)	150

Net income (loss)	(17,287)	(2,394)	1,648

Less: Accretion of Series C-2 redeemable preferred stock dividends	—	—	(63)
Charge to common stockholders for Series B convertible preferred stock liquidation preference in excess of fair market value	—	(3,873)	—
Cumulative dividends on Series B convertible preferred stock	—	(28)	(673)
Income allocable to participating preferred securities	—	—	(761)

Net income (loss) available to common stockholders	$(17,287)	$(6,295)	$151

Net income (loss) per share available to common stockholders:
Basic	$(17.71)	$(6.42)	$0.07
Diluted	$(17.71)	$(6.42)	$0.06
Weighted average shares (in thousands)
Basic	976	981	2,054
Diluted	976	981	2,347
Balance Sheet Data (at end of period):
Cash and cash equivalents	$1,056	$1,864	$3,721
Total assets	9,102	8,724	11,929
Capital lease obligations	2,537	1,997	1,579
Total debt	21,855	1,216	—
Series C-2 redeemable preferred stock	—	821	943
Series B convertible preferred stock	—	8,441	9,114
Total stockholders’ deficit	$(21,603)	$(8,526)	$(6,327)
Other Financial and Operating Data:
EBITDA(3)	(9,339)	118	3,692
EBITDA margin(4)	n.m.	1%	14%
Number of projects completed during period	838	1,249	2,482

(1)	Internet survey solutions includes services revenues from the collection of survey data for sale to marketing research companies.

(2)	Custom research includes revenues from the line of business that we sold to Taylor Nelson in January 2002.

(3)	We define EBITDA as earnings before interest expense, income taxes, depreciation and amortization, which definition may not be comparable to similarly titled measures reported by other companies. We are presenting EBITDA because it provides an additional way to view our operations, when considered with both our GAAP results and the reconciliation to net income, which we believe provides a more complete understanding of our business than could be obtained absent this disclosure. EBITDA is presented solely as a supplemental disclosure because: (i) we believe it is a useful tool for investors to assess the operating performance of our business without the effect of non-cash depreciation and amortization expenses; (ii) we believe that investors will find it useful in assessing our ability to service or incur indebtedness; (iii) we use EBITDA internally to evaluate the performance of our personnel and also as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. The use of EBITDA has limitations and you should not consider EBITDA in isolation from or as an alternative to GAAP measures, such as net income, cash flows from operating activities and consolidated income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. The following table sets forth the reconciliation of EBITDA, a non-GAAP financial measure, to net income (loss), our most directly comparable financial measure presented in accordance with GAAP.

	2001	2002	2003

	($ in thousands)
Net income (loss)	$(17,287)	$(2,394)	$1,648
Interest expense	3,306	591	496
Provision (benefit) for income taxes	—	(569)	150
Depreciation and amortization	4,642	2,490	1,398

EBITDA	(9,339)	118	3,692

EBITDA margin	n.m.	1%	14%

(4)	We define EBITDA margin as our EBITDA as a percentage of our net revenues. EBITDA margin is not presented for 2001 because it is not meaningful.

RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before making a decision to buy our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

We have incurred losses in recent years and may incur them again.

      We incurred net losses of $52.6 million, $17.3 million and $2.4 million in 2000, 2001 and 2002, respectively. While we were profitable in 2003, we may not be profitable in the future. Furthermore, we may not be able to maintain or increase profitability in the future on a quarterly or annual basis.

If we are unable to maintain the size or demographic composition of the Greenfield Online panel, our clients may stop using our products and services.

      The commercial viability of our marketing research data and our overall business is dependent on our ability to attract and maintain active panelists and ensure optimal panel composition to accommodate a broad variety of marketing research requests. There is currently no historical benchmark by which to predict the optimal size of research panels to ensure high response rates and maximum revenue generation per panelist. If we are unable to accurately determine or build optimal-sized panels, our current panelists may become overused and unresponsive to our requests to participate in surveys. If we fail to regenerate our panel with new and active panelists on a regular basis, the size and demographic diversity of the Greenfield Online panel may decrease and our clients may reduce or stop using our products and services.

      If the number of panelists participating in the Greenfield Online panel decreases, the cost of acquiring new panelists becomes excessive or the demographic composition of our panel narrows, our ability to provide our clients with accurate and statistically relevant information could suffer. This risk is likely to increase as our clients’ needs expand, and as more demographically diverse surveys are requested by our clients.

If the rate at which our panelists respond to our surveys decreases, we may not be able to meet our clients’ needs.

      Our panelists participate in our surveys on a voluntary basis only, and there can be no assurance that they will continue to do so. Our ability to maintain adequate response rates may be harmed if:

•	our email-based survey invitations are not received by our panelists due to the use of spam-filtering and blocking software by individuals, corporations and Internet service providers;

•	our panelists become dissatisfied with the forms of participation incentives we offer; or

•	our panelists respond less frequently to our surveys, or stop responding altogether due to excessive requests for participation from us or other researchers.

      Additionally, in the past, the responsiveness of our panelists has been variable and a function of the length of the surveys to be completed and the incentives offered to our panelists in exchange for their participation. The incentives we offer panelists to participate in surveys generally consist of the opportunity to enter into sweepstakes and win prizes or direct cash incentives. If we are required to increase incentives or undertake more costly campaigns to retain our current panelists, our operating expenses may increase.

We derived approximately 27% of our total net revenues from two clients in fiscal 2003. If we were to lose, or if there were a material reduction in business from, either of these clients or our other significant clients, our net revenues might decline substantially.

      In fiscal 2003, we derived approximately 27.1% of our total net revenues from two clients that accounted for approximately 14.5% and 12.7%, respectively. Either client may terminate or reduce its use of our products and services at any time in the future. Our top client in 2003 was Taylor Nelson Sofres Intersearch, with which we had an alliance agreement requiring it to make purchases of at least $5.6 million of our products and services from January 31, 2002 to January 31, 2004. Taylor Nelson Sofres Intersearch satisfied this obligation and is no longer contractually required to purchase our products and services. In 2003, Taylor Nelson Sofres Intersearch’s parent company acquired NFO Worldgroup, Inc., which maintains and operates a large Internet respondent panel similar to our own. As a result of this acquisition, we expect the revenue we receive from Taylor Nelson Sofres Intersearch in 2004 to be significantly less than in 2003. Our ten largest clients accounted for $13.8 million, or 53.4%, of our total net revenues for 2003. If we lose business from any of our top 10 clients, our net revenues may decline substantially.

We may not be able to successfully compete with marketing research firms and other potential competitors.

      The market for our products and services is highly competitive. We compete for clients with other Internet-based marketing research data collection firms, such as SPSS Service Bureau and Harris Interactive Service Bureau; firms offering respondent-only services, such as Survey Sampling, Inc. and e-Rewards, Inc.; and large marketing research companies, such as The Kantar Group and Harris Interactive, Inc. We expect to face intense competition in the future from other marketing research data collection firms that develop Internet-based products and services.

      We also expect to face competition from other companies with access to large databases of individuals with whom they can communicate through the Internet, such as email service providers and Internet-based direct marketers, as well as companies that develop and maintain a large volume of Internet traffic on their websites, such as large Internet portals, networks and search engines. These companies may, either alone or in alliance with other firms, enter the Internet-based marketing research data collection market.

      Many of our current and potential competitors have longer operating histories, greater brand recognition and significantly greater financial and other resources than we do. These competitors may be able to undertake more extensive sales and marketing campaigns offering their services, adopt more aggressive pricing policies, and make more attractive offers to potential employees, strategic partners, panelists and customers than we can. In addition, these competitors and potential competitors may develop technologies that are superior to ours, or that achieve greater market acceptance than our own. If we do not successfully compete with these companies, we might experience a loss of market share and reduced levels of net revenue and profitability and our business would suffer as a result.

Consolidation in the marketing research industry may result in fewer potential clients for us and a smaller market in general if companies with existing Internet-based panels combine with companies without such panels.

      Consolidations within the marketing research industry in general and among our clients in particular, such as the acquisition of NFO Worldgroup, Inc. by Taylor Nelson Sofres, Plc, could cause us to lose business from clients that acquire companies with Internet-based panels of their own. Similarly, our smaller clients could be acquired by larger marketing research companies that have their own Internet-based panel and their need for our products and services could be reduced or eliminated as a result. In either case, our net revenues would be reduced and our business could suffer.

If our clients develop their own Internet-based panels, we may lose some or all of their business.

      Some of our large clients have the financial resources and sufficient need for Internet survey solutions that they may decide to build their own Internet-based panels. Should some or all of these clients decide to build their own Internet-based panels and succeed in doing so, their need for our products and services could be reduced or eliminated. Additionally, should our smaller clients consolidate and achieve sufficient scale, it may become economically feasible for them to build their own Internet-based panels. If they do so, their need for our products and services could be reduced or eliminated. In either case, our net revenues would decline.

If the marketplace significantly slows its migration from traditional data collection methods to Internet-based marketing research data collection, our growth will be adversely affected.

      The marketplace must continue to accept the Internet as a medium for collecting marketing research survey data and convert to Internet data collection methodologies in order for our business to grow at the rate that we anticipate. In addition, the success of our business depends on our ability to develop and market Internet survey solutions that achieve broad market acceptance and facilitate the transition from traditional data collection methods. If the marketplace slows its migration to Internet-based data collection products and services, we may have difficulty obtaining new clients and our net revenues could decrease.

If we do not keep pace with technological change, we may be unable to implement our business strategy successfully.

      The marketing research data collection industry, particularly the Internet-based marketing research data collection industry, is characterized by intense competition, rapid new product and service developments and evolving methodologies. To succeed, we will need to effectively develop and integrate various software programs, technologies and methodologies required to enhance and improve our Internet survey solutions. Any enhancements of new products or services must meet the needs of our current and potential clients and achieve significant market acceptance. Our success will also depend on our ability to adapt to changing technologies by continually improving the performance features and reliability of our products and services. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products and services. We could also incur substantial costs if we need to modify our products and services or infrastructure to adapt to these changes.

If we are unable to manage and support our growth effectively, we may not be able to execute our business strategy successfully.

      We are rapidly expanding our international operations, but have limited experience expanding sales and operations facilities in foreign countries. If we fail to successfully expand our sales and marketing efforts in Europe we will be unable to address a sizeable portion of the worldwide market for Internet-based survey data collection and the growth of our business will be adversely affected. We are integrating new personnel to support our growth, which makes it difficult to maintain our standards, controls and procedures. Members of our senior management team will be required to devote considerable amounts of their time and attention to this expansion, which may reduce the time and attention they will have available to manage our operations and pursue strategic opportunities.

      Our employee base has grown from 54 in February 2002 to approximately 190 as of April 5, 2004, including employees of our subsidiaries in India, the United Kingdom and Canada. If our business continues to grow, we could be required to hire a significant number of additional employees in the United States and abroad. The recruiting, hiring, training and integration of a large number of employees throughout the world will place a significant strain on our management and operational resources. If we are unable to successfully develop, implement, maintain and enhance our financial and accounting systems and controls, integrate new personnel and manage expanded operations, we may not be able to effectively manage our growth.

      We are concentrating a significant portion of our operational capacity in our facility located in India and may open additional facilities elsewhere in the world. If we fail to successfully build or maintain our operations in India or elsewhere, we may suffer interruptions in the delivery of our products and services to our clients. In addition, if we fail in this regard, we may be required to relocate these international operations to the United States or elsewhere and thereby incur higher labor costs and additional transitional costs.

If we are unable to achieve international growth of the Greenfield Online panel or to overcome other risks of international operations, we may be unable to conduct business on a global level.

      Expanding our business and the Greenfield Online panel to operate on a global level could pose the following risks to us:

•	more restrictive privacy laws;

•	difficulty in recruiting and managing employees in foreign countries;

•	aversion to U.S. companies or non-domestic companies in the regions where we plan to expand;

•	unexpected changes in regulatory requirements;

•	export controls relating to encryption technology;

•	currency exchange rate fluctuations;

•	problems collecting accounts receivable and longer collection periods;

•	potentially adverse tax consequences;

•	political instability; and

•	Internet access restrictions.

      In particular, in the process of expanding our global operations, we may encounter more restrictive regulations and laws in Europe or elsewhere, particularly laws related to privacy rights, that could inhibit our ability to expand the Greenfield Online panel. We have little or no control over the risks listed above and may experience some or all of these risks.

We have significant operations in India that could be adversely affected by changes in the political or economic stability of India or government policies in India or the United States.

      We have a substantial team of professionals in India who provide us with data processing and other services. The development of our operations center in India has been facilitated partly by the liberalization policies pursued by the Indian government over the past decade. Although the current government of India, formed in October 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments, these liberalization policies may not be continued in the future. The rate of economic liberalization could change and specific laws and policies affecting our business could change as well. A significant change in India’s economic liberalization and deregulation policies could increase our labor costs and harm our business. Also, potential laws and regulations in the United States aimed at encouraging U.S. businesses to keep their operations solely within the United States, if enacted, could harm our ability to operate and our competitive position.

Potential acquisitions or investments in other companies may have a negative impact on our business and our stock price.

      As part of our strategy to expand the Greenfield Online panel, our technology infrastructure and products and services, we may consider acquiring or making investments in complementary businesses, services, products or technologies as appropriate opportunities arise. The risks we may face should we acquire or invest in complementary businesses include:

•	difficulties with the integration and assimilation of the acquired business;

•	diversion of our management team’s attention from other business concerns;

•	availability of favorable acquisition or investment financing; and

•	loss of key employees of any acquired business.

      Acquisitions or investments may require us to expend significant amounts of cash. This would result in our inability to use those funds for other business purposes. Additionally, if we fund acquisitions through further issuances of our common stock, our stockholders will be diluted, which may adversely affect the market price of our common stock. The potential impairment or complete write-off of goodwill and other intangible assets related to any such acquisition may reduce our overall earnings, which in turn could negatively affect the price of our common stock.

Our success depends on our ability to retain the current members of our senior management team and other key personnel.

      Our success depends to a significant extent on the continued services of our core senior management team. If one or more of these individuals were unable or unwilling to continue in their present position, our business would be disrupted and might suffer. We do not maintain key-person life insurance for any of our management personnel or other key employees.

If we fail to continue to attract and retain project management professionals and other highly-skilled personnel, we may be unable to successfully execute our business strategy.

      Our business model is based and our success depends upon our ability to attract, retain and motivate highly-skilled project management professionals and other technical, managerial, marketing, sales and client support personnel throughout the world. Because competition to attract trained technical and project management personnel is intense in the marketing research data collection industry, we may experience difficulty attracting, integrating or retaining the number of qualified personnel needed to successfully implement our business strategy. If we are delayed in recruiting key employees, we may be forced to incur significant additional recruitment, compensation and relocation expenses. If we are unable to hire and retain such personnel in the future, we may not be able to operate our business as we do today or meet the needs of our clients.

Any failure in the performance of our Internet-based technology infrastructure or of those Internet service providers used by our panelists, could harm our business and our reputation.

      Our systems and operations are vulnerable to damage or interruption from fire, earthquake, power loss, telecommunications failure, break-ins, viruses or other harmful attacks on computer information systems and similar events. We depend on our primary technology systems hosted at our Wilton, Connecticut data center to keep our infrastructure operational. We have replicated the functionality of the Wilton data center by contracting with MCI WorldCom Communications, Inc., in Elmsford, New York, to host and provide an off-site, fully-redundant facility under the terms of a co-location service agreement. Our system may not be capable of seamlessly or adequately replicating our products and services in the event of technical difficulties, if at all, and our facilities may not be capable of sufficiently protecting our systems.

      We have experienced technical difficulties and downtime in the past, primarily as a result of testing and implementing new software. Technical difficulties and downtime may continue to occur in the future. The impact of technical difficulties on our systems or operations may be more severe and cause greater amounts of downtime in the future than our systems have experienced to date. Although we currently have business interruption insurance, it may not adequately compensate us for losses that could occur due to failures in our systems or the systems of third-parties and any resulting interruptions in our communications with the Greenfield Online panel or in our data collection efforts. Also, our servers and software must be able to accommodate a high volume of traffic. Any significant increase in demand on our servers beyond the amount we currently anticipate will require us to expand and adapt our network infrastructure. If we are unable to add additional software and hardware to accommodate increased demand, unanticipated system disruptions and slower data collection may result.

      Additionally, our panelists communicate with us using various Internet service providers. Many of these providers have experienced significant outages or impairments of service in the past, and could experience future outages, delays and other difficulties due to system failures or impairments unrelated to our technology systems. Any future system delays or connectivity-related failures of Internet service providers could adversely affect our access to our panelists. Future disruptions and outages as a result of the foregoing factors could cause the Internet to be viewed as an unreliable source of data collection, which could prevent us from maintaining the Greenfield Online panel and selling our products and services.

We are susceptible to breaches of database security and denial of service attacks. If a breach occurs and the personal information of our panelists is exposed or misused, we may be liable and it could make it difficult for us to recruit for and maintain the Greenfield Online panel.

      Despite measures taken by us to increase security, our infrastructure is potentially vulnerable to physical or electronic break-ins. Intruders may be able to gain access to this information. A party who is able to circumvent our security measures and gain access to the identity and other confidential information regarding our panelists could misappropriate this information or interrupt our operations. As a result, we may be required to expend financial and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. These increased expenditures could harm our business.

      Security breaches could also damage our reputation and expose us to liability. Any claims resulting from the unauthorized use of information concerning our panelists could expose us to loss or result in costly litigation. Such breaches could also cause us to lose the confidence and trust of our panelists, which could significantly harm our business. In addition, the FTC and state agencies recently have been investigating various Internet companies regarding their use of personal information. We could incur additional costs and expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated and found to be inadequate.

      Our computer systems are susceptible to planned overloads, commonly referred to as denial of service attacks. By designing software applications that trigger the simultaneous overload of traffic into one website, intruders have recently been able to temporarily impair the websites of companies with more mature infrastructure systems than our own. If we become the target of similar attacks in the future, our websites could be temporarily disabled and our business might suffer. If such events occur on more than an infrequent basis, our reputation could be damaged and the marketplace could determine that the Internet is not a reliable medium for data collection activities.

If our licensed survey programming software becomes unavailable, is no longer accepted by our clients or becomes obsolete, we would be required to acquire or develop new software and systems to program our Internet survey solutions.

      We utilize a survey development software program created by a third-party to program our surveys so that they can be displayed through the Internet and taken by our panelists. We believe that this software represents the current standard in the Internet-based marketing research data collection industry. The company that authored this software is a small and developing company. If this company ceases operations or fails to continue to develop its software, the software could become unavailable or obsolete. If this software becomes obsolete or competing survey software is developed that is perceived to be of superior functionality or value, our clients may not accept our Internet survey solutions. In any of these events, we would be required to expend resources acquiring or developing new software and the sale or delivery of our products and services could be interrupted.

Loss of technical support from third-parties could disrupt our business.

      We rely on third-party technology support for our infrastructure systems. While in recent years our internal technicians designed the majority of our technological infrastructure, we often engage third-party vendors to build the architecture we design. In addition, technical support from third-parties may not continue to be available to us in the future on commercially reasonable terms, if at all. If this support were no longer available, our business would be disrupted. The inability to engage third-parties to support the building and maintenance of the technology important to our business would require us to obtain substitute technology that might be of lower quality or performance standards or technology of a comparable quality obtainable only at a greater cost. Also, our inability to outsource select technical projects on a commercially reasonable basis could impede us from providing our products and services to our clients on a timely basis.

Our inability to protect our intellectual property could adversely affect our business.

      Our ability to compete and successfully implement our business strategy depends on our use of internally-developed technologies and trademarks that are protected through a combination of copyright, trade secret and trademark laws. We currently have trademark registrations in the United States for the trademarks Research Revolution®, NetReach® and FieldSource® among others, and have a perpetual contractual right granted to us by Millward Brown, Inc. to use the trademarks Greenfield Online® and Greenfield® in the United States. If we are prevented from using these trademarks, our brand recognition and business could suffer. As a result, we would need to make substantial expenditures to promote and rebuild our brand identity and loyalty with our clients and members of the Greenfield Online panel.

      We currently have pending trademark applications in the United States for products and systems connected with our business. We also expect to apply for additional trademarks in the future. Our trademark applications may not be approved, or if approved, could be successfully challenged or invalidated by others. Our trademark applications also may not be approved in the event third-parties already own these trademarks. Use of these trademarks may also be restricted unless we enter into arrangements with the third-party owners. These arrangements might not be possible on commercially reasonable terms, if at all.

      We generally enter into confidentiality agreements with parties with whom we do business, and control access to and distribution of our technologies, documentation and other proprietary information. In the future, we may also enter into license agreements with these parties. Parties may disclose, obtain or use our technologies without our permission. The protective measures we have taken may not prevent misappropriation of our technologies, particularly in foreign countries where laws or law enforcement practices might not protect our proprietary rights as fully as in the United States.

We may be at a competitive disadvantage if we are unable to protect our proprietary rights or if we infringe on the proprietary rights of others, and related litigation could be time consuming and costly.

      Because we operate our business through websites and rely heavily on computer hardware and software, proprietary rights, particularly trade secrets and copyrights, are critical to our success and competitive position. The actions we take to protect our proprietary rights may be inadequate. In addition, effective copyright, trademark and trade secret protection may be unenforceable or limited in certain countries and, due to the global nature of the Internet, we may be unable to control the dissemination of our content and products and the use of our products and services. In addition, third-parties may claim that we have violated their intellectual property rights. For example, companies have recently brought claims against other Internet companies regarding alleged infringement of patent rights relating to methods of doing business over the Internet. To the extent that we violate a patent or other intellectual property right of another party, we may be prevented from operating our business as planned or may be required to pay damages, obtain a license, if available, for the use of the patent or other right to use a non-infringing method to accomplish our objectives. In August 2000, we received a notice from a party, claiming to have received a patent with rights relating to, among other things, a method or process for conducting surveys over the Internet. We understand that this party has also approached many of our competitors in the Internet data collection industry. We have not had any additional contact with this party since December 15, 2000. To the extent that this party seeks to enforce its patent, and a court finds that such an infringement claim has merit, we may be required to expend large sums of money defending such action and seeking to have the patent declared invalid. If this party is successful, we could be forced to pay royalties in order to continue conducting surveys over the Internet or even be restrained from conducting surveys over the Internet. In the future, we may also license content from third-parties, and we could become subject to infringement actions based on this licensed content.

      Our ability to execute our business strategy will suffer if a successful claim of infringement is brought against us and we are unable to introduce new trademarks, develop non-infringing technology or license the infringed or similar technology on a timely basis. Moreover, our general liability insurance may not be adequate to cover all or any of the costs incurred defending patent or trademark infringement claims, or to indemnify us for liability that may be imposed.

If we fail to develop our brand cost-effectively, our business may suffer.

      We believe that developing and maintaining awareness of the Greenfield Online brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future products and services and is an important element in attracting new clients. Furthermore, we believe that the importance of brand recognition will increase as competition in our market develops. Successful promotion of our brand depends largely on the effectiveness of our marketing efforts and our ability to provide reliable and useful products and services at competitive prices. In the past, our efforts to build our brand have involved significant expense. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new clients or retain enough existing clients to realize a sufficient return on our brand-building efforts.

Fluctuations in our operating results may cause our stock price to decline.

      In the past, our operating results fluctuated significantly from quarter to quarter and we expect them to continue to do so in the future. Factors outside of our control that have caused our operating results to fluctuate in the past and that may affect us in the future, include:

•	fluctuations in general economic conditions;

•	demand for marketing research products and services generally;

•	fluctuations in the marketing research budgets of the end-users serviced by our marketing research clients;

•	the development by our clients of their own Internet respondent panels;

•	the failure of our large clients to win Internet-based marketing research projects;

•	the development of products and services by our competitors; and

•	technical difficulties or system-downtime affecting access to the Internet.

      Factors within our control that have caused our operating results to fluctuate in the past and that may affect us in the future, include:

•	our ability to increase the size and diversity of the Greenfield Online panel for use in developing new products and services;

•	our ability to develop new products and services;

•	our ability to hire and train sales personnel and project management personnel;

•	technical difficulties or downtime of individual components of our computer systems; and

•	our ability to deliver projects to our clients in a timely fashion.

      The factors listed above may affect both our quarter-to-quarter operating results as well as our long-term success. Given the fluctuations in our operating results, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance or to determine any trend in our performance.

Our directors, executive officers, key personnel, members of their families, significant stockholders and entities affiliated with them have significant control over our management and affairs.

      Our directors, executive officers, members of their families, significant stockholders and entities affiliated with them will, in the aggregate, beneficially own approximately 65% of our outstanding common stock following the completion of this offering, or approximately 62% of our outstanding common stock in the event that the underwriters’ over-allotment option is exercised in full. Specifically, entities affiliated with Insight Venture Associates III, L.L.C. will beneficially own approximately 32% of our outstanding common stock following this offering, or approximately 31% of our outstanding common stock in the event that the underwriters’ over-allotment option is exercised in full, and UBS Capital II LLC and its affiliates will beneficially own approximately 15% of our outstanding common stock following this offering, or approximately 14% of our outstanding common stock in the event that the underwriters’ over-allotment option is exercised in full. As a result, these stockholders will be able to exercise control over all matters requiring approval by our stockholders, including the election of directors and approval of mergers, consolidations, sales of assets, recapitalizations and amendments to our certificate of incorporation. These stockholders may take actions with which you do not agree, including actions that delay, defer or prevent a change of control, and could adversely affect the price that investors are willing to pay for our common stock.

We might have difficulty obtaining additional capital, which could prevent us from achieving our business objectives. If we are successful in raising additional capital, it may have a dilutive effect on our stockholders.

      We may need to raise additional capital in the future to fund the expansion of the Greenfield Online panel and the marketing of our products and services, or to acquire or invest in complementary businesses, technologies or services. If additional financing is not available, or available only on terms that are not acceptable to us, we may be unable to fund the development and expansion of our business, attract qualified personnel, promote our brand name, take advantage of business opportunities or respond to competitive pressures. Any of these events may harm our business. Also, if we raise funds by issuing additional shares of our common stock or debt securities convertible into common stock, our stockholders will experience dilution, which may be significant, to their ownership interest in us. If we raise funds by issuing shares of a different class of stock other than our common stock or by issuing debt, the holders of such different classes of stock or debt securities may have rights senior to the rights of the holders of our common stock.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

      Generally accepted accounting principles in the United States, known as GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change in these principles.

      For example, we account for stock-based compensation using the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees.” Under this standard, compensation expense is determined to the extent that the fair value of the underlying stock on the date of grant exceeds the exercise price of the employee stock option or stock award. Compensation so determined is deferred in the caption unearned stock-based compensation within the stockholders’ equity (deficit) section of our financial statements, and then recognized over the service period for the stock option or award. However, several companies have recently elected to change their accounting policies and begun to record the fair value of stock options as an expense. Although the standards have not been finalized and the timing of a final statement has not been established, FASB has announced its support for recording the fair value of stock options granted as an expense. If we are required to change our accounting policy and to retroactively restate prior periods as if we had adopted these standards for prior periods, our cost of revenues and operating expenses as reflected in our historical financial statements may increase and such changes could impact our results of operations for future periods.

Risks Related to Our Industry

If use of the Internet does not continue to grow, we might not be able to continue to grow our business.

      We rely on the Internet for critical aspects of our business, including the recruitment of our panelists. If Internet usage declines or grows at a significantly slower rate than currently projected, we may be unable to attract additional panelists or clients for our Internet survey solutions.

If the various Internet access providers do not continue to develop their infrastructure adequately, we may have difficulties accessing our panelists and our business may suffer.

      Our panelists depend on a variety of Internet access providers and other website operators for access to our website. If use of the Internet continues to grow as currently projected, the infrastructure that maintains the Internet may be unable to support the demands placed on it. Various other factors could also inhibit the ability of the Internet’s infrastructure to support increased use, including inadequate networks and security concerns. If the Internet infrastructure is not able to support the demands placed on it by excessive growth, its performance and reliability may decline and we may not be able to access our panelists.

Government regulations could limit our Internet activities or result in additional costs of doing business and conducting marketing research on the Internet.

      The federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN-SPAM Act”), which took effect on January 1, 2004, imposes a series of new requirements on the use of commercial email messages and directs the FTC to issue new regulations that define relevant criteria and to enforce the Act. Among other things, one proposal being examined by the FTC is a federal “Do Not Email” registry. The CAN-SPAM Act and the regulations enforcing the Act may significantly impact the manner in which we recruit and communicate with our panelists. It may also expose us to potential liability or require us to change or abandon our webmaster affiliate program and other recruitment techniques. We may also need to develop technology or systems to comply with the Act’s requirements for honoring “opt-out” requests. Additionally, there are at least 37 state statutes that purport to regulate the distribution of commercial email. If we cannot comply with the requirements of the CAN-SPAM Act or these state statutes, we may need to cease operating portions of our business and our business could suffer.

      The Internet Tax Freedom Act (the “ITFA”) that was originally passed in 1995 prohibited states or political subdivisions from (i) imposing taxes on Internet access and (ii) imposing multiple and discriminatory taxes on e-commerce. The ITFA expired on November 1, 2003 and has not been renewed. As a result of the expiration of the ITFA, states are no longer prohibited under federal law from imposing taxes that were covered by the ITFA. In the absence of a renewal of the ITFA, states may begin to impose taxes on Internet access, related charges and other e-commerce products and services. If one or more states impose such taxes in a manner that results in the taxation of Internet access providers, ourselves, our customers or other parties upon whom these parties’ or our panelists’ rely for access to the Internet or other products or services, our expenses may increase and it may become difficult to recruit and maintain our panelists or sell our products and services. Proposed legislation has been introduced in Congress to reinstate and broaden the ITFA. It is unclear whether or not this legislation will be enacted and, if so, the substance of its provisions.

      A number of states within the United States are participants in the Streamlined Sales Tax Project (the “SSTP”), which seeks to establish a uniform, nationwide state-based taxation system that requires remote sellers to administer and collect their respective sales taxes even though they do not maintain a presence within that state. If the SSTP is successful in implementing such a system, and if our products or services are subject to this system, our resulting tax, administrative and compliance burden will increase.

      Separately, countries belonging to the European Union (the “EU”) impose a value added tax (“VAT”) on the sale of goods and services, including digital goods and services. An EU Directive that took effect on

July 1, 2003 requires businesses that sell digital goods and services from outside the EU to certain customers within the EU to collect, administer and remit the VAT. To the extent that our products or services are subject to the EU Directive, our resulting administrative and compliance burden will increase.

      In February 1999, the FCC issued a declaratory ruling interpreting the Telecommunications Act of 1996 to allow local exchange carriers to receive reciprocal compensation for traffic delivered to information service providers, particularly Internet service providers, on the basis that traffic bound for Internet service providers is largely interstate. As a result of this ruling, the costs of transmitting data over the Internet may increase. If this occurs, our tax liability and operating expenses may increase, and our business could suffer.

      In addition to those described above, we expect more stringent laws and regulations to be enacted both domestically and globally in the near future due to the increasing popularity and use of the Internet. Any new legislation or regulations or the application of existing laws and regulations to the Internet could limit our effectiveness in conducting Internet-based marketing research and increase our operating expenses. In addition, the application of existing laws to the Internet could expose us to substantial liability for which we might not be indemnified by content providers or other third-parties. Existing laws and regulations currently address, and new laws and regulations and industry self-regulatory initiatives are likely to address, a variety of issues that could have a direct impact on our business, including:

•	user privacy and expression;

•	the rights and safety of children;

•	intellectual property;

•	information security;

•	anti-competitive practices;

•	the convergence of offline channels with Internet commerce; and

•	taxation and pricing.

      Current laws that explicitly apply to the Internet have not yet been interpreted by the U.S. courts and their applicability and scope are not yet defined. Any new laws or regulations relating to the Internet could have an impact on the growth of the Internet and, as a result, might adversely affect our business.

The legislation authorizing the creation and enforcement of the federal Do Not Call registry may be declared unconstitutional by the U.S. Supreme Court and, as a result, the migration of data collection from traditional methods to the Internet may take longer than we currently anticipate.

      On February 17, 2004 the 10th Circuit Court of Appeals reversed a decision by the U.S. District Court for the District of Colorado, which had held that the federal Do Not Call registry maintained and enforced by the FTC and the FCC constituted unconstitutional abridgements of free speech rights guaranteed under the First Amendment of the U.S. Constitution. At least one telemarketing group has publicly indicated that it will appeal this decision. Should the U.S. Supreme Court hold that the Do Not Call registry violates First Amendment rights to free speech, telephone survey cooperation rates may increase and the migration from traditional methods of data collection such as the telephone to the Internet may slow or stabilize. This may slow or stabilize the demand for our products and services.

The marketing research industry is vulnerable to general economic conditions, which may affect our revenues.

      Many of the companies served by our clients treat all or a portion of their marketing research expenditures as discretionary. As general economic conditions decline and these companies seek to control variable costs, research projects for which we have been engaged to collect data may be delayed or cancelled, and new project bookings may slow. As a result, our growth and earnings may be adversely impacted.

Terrorist attacks or mischievous actions could disrupt our business.

      If our operations facilities or data centers are disrupted or destroyed by terrorist attacks or hackers, we may be unable to operate and derive results from the Greenfield Online panel or otherwise provide our products and services on a timely basis to our customers, which could harm our business. Moreover, if our computer information, data processing or communication systems, or those of our vendors or customers, are subject to disruptive terrorist or hacker attacks or other disruptions, our business may suffer. We have not established a formal disaster recovery plan. Our back-up operations may be inadequate and our business interruption insurance may not be sufficient to compensate us for any losses that may occur. A significant business interruption may result in substantial losses and damages.

Risks Related to this Offering

The price of our common stock is likely to be volatile and subject to wide fluctuations.

      The trading prices of many Internet-related companies have been highly volatile. The market price of our common stock may also be subject to wide fluctuations. If our net revenues do not grow, or grow more slowly than we anticipate, or if our operating or capital expenditures exceed our expectations and cannot be adjusted accordingly, the market price of our common stock may decline.

      In addition, if the market for Internet-related stocks or the stock market in general experiences a loss in investor confidence or otherwise falls, the market price of our common stock may fall for reasons unrelated to our business, results of operations or financial condition. As a result, investors might be unable to resell their shares of our common stock at or above the offering price. In the past, many companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were to become the subject of a class action litigation, we could incur substantial costs and our management team’s attention and resources could be diverted from our business.

      The trading market for our common stock will be informed, in part, by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price could decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline or experience significant volatility.

Because an active trading market for our common stock may not develop after this offering, it may be difficult for you to sell your shares.

      There was no public market for our common stock before this offering. We do not know the extent to which investor interest will lead to the development of a trading market or, if one develops, how liquid that market might be or how long it will last. If an active and liquid trading market does not develop for our common stock, you may have difficulty selling your shares.

Our common stock price may decline if a large number of shares are sold after the offering or a perception is created that these sales may occur.

      Following this offering, we will have a large number of shares of our common stock outstanding and available for resale beginning at various points in time. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the open market following this offering, or the perception that these sales could occur. After the effective date of this offering:

•	150,772 shares of common stock will be eligible for sale immediately, in addition to the shares of common stock to be sold in this offering;

•	219,857 shares of common stock will be eligible for sale beginning 90 days after the effective date of this offering;

•	11,126,642 shares of common stock will be eligible for sale beginning 181 days after the effective date of this offering; and

•	972,824 shares of common stock will be issuable upon exercise of currently outstanding options and warrants, as of April 5, 2004.

      The holders of these shares, in most cases, have registration rights that will allow them to require us to register their shares either independently or in connection with subsequent registration statements that we may file in the future. See “Shares Eligible for Future Sale — Registration Rights.” The sale of these shares, or the perception that these shares may be sold in the relatively near future, might make it difficult for us to sell equity securities in the future. See “Shares Eligible for Future Sale” and “Principal and Selling Stockholders.”

You will incur immediate and substantial dilution in the pro forma as adjusted net tangible book value of the shares you purchase.

      We estimate that the initial public offering price of our common stock will be $           per share. This amount is substantially higher than the pro forma as adjusted net tangible book value of $           per share that our outstanding common stock will have immediately after this offering. Accordingly, if you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution. If the holders of outstanding options or warrants exercise those options or warrants, you will suffer further dilution. In addition, the issuance or exercise of additional options or warrants to purchase our common stock could be dilutive to purchasers of shares in this offering. See “Dilution.”

We have outstanding options that have the potential to dilute shareholder value and cause the price of our common stock to decline.

      We grant stock options to our employees and other individuals. At April 5, 2004, we had options outstanding to purchase 920,487 shares of our common stock, at exercise prices ranging from $0.14 to $168.84 per share. In addition, upon completion of this offering, we are making an additional 803,572 shares of our common stock available for issuance under the 2004 Equity Plan and the Stock Purchase Plan. If some or all of such shares are sold into the public market over a short time period, the market price of our common stock may decline, as the market may not be able to absorb those shares at the prevailing market prices. Such sales may also make it more difficult for us to sell equity securities in the future on terms that we deem acceptable.

Anti-takeover provisions in our charter documents and Delaware law may delay or prevent tender offers or takeover attempts, which could adversely affect our common stock price.

      Our certificate of incorporation provides for the division of our board of directors into three classes and provides our board of directors with the power to issue shares of preferred stock without stockholder approval. The holders of this preferred stock could have voting rights, including voting rights that could be superior to those holders of our common stock. Our board of directors has the power to determine these voting rights. In addition, as a Delaware corporation, we are required to comply with Section 203 of the Delaware General Corporation Law. In general, this law prevents a person who becomes the owner of 15% or more of our outstanding voting stock from engaging in specified business combinations for those years in which specified conditions are satisfied. The effect of these provisions in our certificate of incorporation and Delaware law could discourage or prevent third-parties from seeking to obtain control of our company, including transactions in which the holders of common stock might receive a premium for their shares over prevailing market prices.

We have discretion as to the use of the net proceeds from this offering and may not use these in a manner stockholders would prefer.

      Other than the mandatory conversion and dividend payments to the holders of our Series B Convertible Participating Preferred Stock and the redemption of our Series C-2 Non-Voting Preferred Stock, we have not identified specific uses for all of the net proceeds from this offering, and our management will have broad discretion in how we use them. In addition, we are unable to determine how much of the net proceeds will be used for any identified purpose because circumstances regarding our planned use of the proceeds may change. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the net proceeds. The failure of our management to apply these funds effectively could harm our business.

We do not anticipate paying dividends on our common stock in the foreseeable future.

      Other than the mandatory conversion and dividend payment relating to our Series B Convertible Participating Preferred Stock and the mandatory redemption payment relating to our Series C-2 Redeemable Non-Voting Preferred Stock as a result of this offering, we do not anticipate paying any dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this prospectus, including, among other things:

•	the acceptance of our Internet-based marketing research data collection products and services by existing and potential clients;

•	our ability to maintain and expand the Greenfield Online panel both domestically and internationally;

•	our ability to market our Internet survey solutions;

•	our ability to continue to develop and improve our technology infrastructure;

•	significant increases in competitive pressures in the marketing research data collection industry;

•	our ability to attract and retain experienced project management professionals;

•	the effect that the Do Not Call registry and other regulations may have on the adoption of Internet-based marketing research data collection;

•	the growth of Internet penetration outside the United States; and

•	our ability to expand internationally.

      These risks are not exhaustive. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We assume no obligation to update any forward-looking statements after the date of this prospectus as a result of new information, future events or developments, except as required by federal securities laws.

      You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

USE OF PROCEEDS

      We estimate that the net proceeds from this offering with respect to the shares to be sold by us will be $           million, based on an assumed initial offering price of $           per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

      We intend to use the net proceeds from this offering as follows:

•	approximately $9.4 million to pay a mandatory conversion and dividend payment to holders of outstanding shares of our Series B Convertible Participating Preferred Stock;

•	approximately $2.1 million to mandatorily redeem all outstanding shares of our Series C-2 Redeemable Non-Voting Preferred Stock; and

•	the remainder to fund working capital and general corporate purposes, including potential acquisitions.

      As of the date of this prospectus, we have no binding agreements or commitments with respect to any acquisition. Pending application, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

      Other than the mandatory conversion and dividend payment relating to our Series B Convertible Participating Preferred Stock and the mandatory redemption payment relating to our Series C-2 Redeemable Non-Voting Preferred Stock as a result of this offering, we do not anticipate paying any dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the expansion and operation of our business. Any future determination as to the payment of dividends will be at our board of directors’ discretion and will depend on our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors considers to be relevant.

CAPITALIZATION

      The following table sets forth our cash, cash equivalents and capitalization as of December 31, 2003, presented on an actual basis and on a pro forma as adjusted basis to give effect to this offering and certain transactions as though they occurred as of December 31, 2003 as follows:

•	conversion of all of our outstanding shares of convertible preferred stock into 10,408,119 shares of common stock;

•	payment of approximately $9.4 million to holders of outstanding shares of our Series B Convertible Participating Preferred Stock;

•	redemption of all outstanding shares of our Series C-2 Redeemable Non-Voting Preferred Stock for an aggregate price of approximately $2.1 million; and

•	sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) and the application of the estimated net proceeds. See “Use of Proceeds.”

      You should read this information together with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2003

		Pro Forma
	Actual	As Adjusted

	($ in thousands,
	except per share data)
Cash and cash equivalents	$3,721	$

Capital lease obligations	1,579
Series C-2 redeemable preferred stock; par value $0.0001 per share; 10,000 shares authorized and outstanding actual; none authorized, issued and outstanding pro forma as adjusted	943
Series B convertible preferred stock; par value $.0001 per share; 30,211,595 shares authorized, issued and outstanding actual; none authorized, issued and outstanding pro forma as adjusted	9,114
Stockholders’ equity (deficit):
Preferred Stock; par value $.0001 per share; none authorized, issued and outstanding actual; 5,000,000 shares authorized, none issued and outstanding pro forma as adjusted		—
Series A convertible preferred stock; par value $.0001 per share; 40,874,511 shares authorized, issued and outstanding actual; none authorized, issued and outstanding pro forma as adjusted	4
Series C-1 convertible preferred stock; par value $.0001 per share; 74,627,182 shares authorized, issued and outstanding actual; none authorized, issued and outstanding pro forma as adjusted	7
Common stock; par value $.0001 per share; 13,605,479 shares authorized and 2,054,486 shares issued and outstanding actual; 100,000,000 shares authorized and shares issued and outstanding pro forma as adjusted	—
Additional paid-in capital	82,440
Accumulated deficit	(84,389)
Unearned stock-based compensation	(4,258)
Note receivable from officer	(131)

Total stockholders’ equity (deficit)	(6,327)

Total capitalization	$11,929	$

      The outstanding share information in the table above excludes:

•	920,487 shares of common stock issuable upon exercise of outstanding stock options, with a weighted average exercise price of $6.02 per share;

•	52,337 shares of common stock issuable upon exercise of outstanding warrants, with a weighted average exercise price of $24.78 per share;

•	an aggregate of 808,268 shares of common stock available for future awards under our 1999 Option Plan and our 2004 Equity Plan; and

•	250,000 shares of common stock available for future issuance under our Stock Purchase Plan.

DILUTION

      As of December 31, 2003, our historical net tangible book value was approximately $2.5 million, or $1.21 per share of our common stock. The historical net tangible book value of our common stock is the difference between our total tangible assets and our total liabilities, divided by the number of shares of common stock outstanding at that date. As of December 31, 2003, the pro forma net tangible book value of our common stock was approximately $2.5 million, or $0.20 per share of common stock. The pro forma net tangible book value of our common stock is the difference between our tangible assets and our liabilities, divided by the number of shares of our common stock outstanding as of December 31, 2003, after giving effect to the mandatory conversion of all outstanding shares of our convertible preferred stock into shares of common stock, and the mandatory redemption of all outstanding shares of our Series C-2 Redeemable Non-Voting Preferred Stock. For new investors in our common stock, dilution is the per share difference between the initial public offering price of our common stock and the pro forma net tangible book value of our common stock immediately after completion of this offering and redemption of all outstanding shares of Series C-2 Preferred Stock.

      After giving effect to our receipt of the net proceeds from our sale of shares of common stock in this offering at the assumed public offering price of $           per share (the mid-point of the price range set forth on the cover page of this prospectus) and application of estimated net proceeds therefrom after deducting the underwriters’ discounts and commissions and estimated offering expenses, our net tangible book value at December 31, 2003 would have been approximately $           million, or $           per share. This represents an immediate increase in net tangible book value of $           per share to existing stockholders and an immediate dilution of $           per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2003	$
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after giving effect to this offering and related conversions and redemptions

Dilution in pro forma net tangible book value per share to new investors		$

      The following table summarizes, on a pro forma basis, as of December 31, 2003, the differences between the number and percentage of shares of common stock issued to our existing stockholders and new investors purchasing shares of common stock in this offering, as well as the aggregate consideration and the average price per share paid by them:

	Shares Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders		%	$	%	$
New investors

Total		100%	$	100%	$

      If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the percentage of the total number of shares of common stock held by existing stockholders will decrease to % after this offering; and

•	the number of shares held by new investors will increase to or approximately % of the total number of shares of our common stock outstanding after this offering.

      The outstanding share information in the table above excludes:

•	an aggregate of 920,487 shares of common stock issuable upon exercise of outstanding stock options, with a weighted average exercise price of $6.02 per share;

•	52,337 shares of common stock issuable upon exercise of outstanding warrants, with a weighted average exercise price of $24.78 per share;

•	an aggregate of 808,268 shares of common stock available for future awards under our 1999 Stock Option Plan and our 2004 Equity Plan; and

•	250,000 shares of common stock available for future issuance under our Stock Purchase Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes, which are included elsewhere in this prospectus. The selected consolidated statement of operations data for each of the fiscal years ended December 31, 2001, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal year ended December 31, 2000 and the selected consolidated balance sheet data as of December 31, 2000 and 2001 are derived from audited consolidated financial statements not included in this prospectus. Selected consolidated financial data for the period from January 1, 1999 through May 16, 1999 is referred to as the “Predecessor Company.” On May 17, 1999, members of our then-existing management and a group of new investors executed a management buyout of 97% of our common stock. The selected statement of operations data for the periods from January 1, 1999 through May 16, 1999 and from May 17, 1999 through December 31, 1999, and the selected balance sheet data as of December 31, 1999 are derived from our audited financial statements not included in this prospectus.

	Predecessor Company

	January 1,	May 17,
	Through	Through
	May 16,	December 31,
	1999	1999	2000	2001	2002	2003

	($ in thousands, except per share data)
Statement of Operations Data:
Net revenues:
Internet survey solutions(1)	$357	$545	$2,051	$4,072	$14,416	$25,868
Custom research(2)	1,377	5,013	13,067	9,715	470	—

Total net revenues	1,734	5,558	15,118	13,787	14,886	25,868
Cost of revenues	702	2,538	6,699	8,097	5,409	8,884

Gross profit	1,032	3,020	8,419	5,690	9,477	16,984
Operating expenses:
Selling, general and administrative	5,244	11,326	42,901	15,148	10,123	12,127
Panel acquisition	27	112	1,619	351	713	1,421
Depreciation and amortization	156	3,844	9,375	2,654	1,802	1,113
Research and development	186	1,441	2,928	1,750	747	626

Total operating expenses	5,613	16,723	56,823	19,903	13,385	15,287

Operating income (loss)	(4,581)	(13,703)	(48,404)	(14,213)	(3,908)	1,697
Total other income (expense)	(50)	(1,016)	(4,164)	(3,074)	945	101

Income (loss) before income taxes	(4,631)	(14,719)	(52,568)	(17,287)	(2,963)	1,798
Provision (benefit) for income taxes	—	(940)	—	—	(569)	150

Net income (loss)	$(4,631)	$(13,779)	$(52,568)	$(17,287)	$(2,394)	$1,648

Less: Accretion of Series C-2 redeemable preferred stock dividends	—	—	—	—	—	(63)
Charge to common stockholders for Series B convertible preferred stock liquidation preference in excess of fair market value	—	—	—	—	(3,873)	—
Cumulative dividends on Series B convertible preferred stock	—	—	—	—	(28)	(673)
Income allocable to participating preferred securities	—	—	—	—	—	(761)

Net income (loss) available to common stockholders	$(4,631)	$(13,779)	$(52,568)	$(17,287)	$(6,295)	$151

Net income (loss) per share available to common stockholders
Basic	—	(18.61)	(57.43)	(17.71)	(6.42)	0.07
Diluted	—	(18.61)	(57.43)	(17.71)	(6.42)	0.06
Weighted average shares outstanding
Basic	—	740	915	976	981	2,054
Diluted	—	740	915	976	981	2,347

	As of December 31

	1999	2000	2001	2002	2003

	($ in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,709	$1,318	$1,056	$1,864	$3,721
Total assets	23,353	13,580	9,102	8,724	11,929
Capital lease obligations	696	1,414	2,537	1,997	1,579
Total debt	19,619	18,836	21,855	1,216	—
Series C-2 redeemable preferred stock	—	—	—	821	943
Series B convertible preferred stock	—	—	—	8,441	9,114
Total stockholders’ equity (deficit)	323	(18,351)	(21,603)	(8,526)	(6,327)

	Predecessor
	Company

	Jan. 1,	May 17
	through	through
	May 16, 1999	Dec. 31, 1999	2000	2001	2002	2003

	($ in thousands)
Other Financial and Operating Data:
EBITDA(3)	$(4,425)	$(9,826)	$(38,843)	$(9,339)	$118	$3,692
EBITDA margin(4)	n.m.	n.m.	n.m.	n.m.	1%	14%
Number of projects completed during period			847	838	1,249	2,482

(1)	Internet survey solutions includes services revenues from the collection of survey data for sale to marketing research companies.

(2)	Custom research includes revenues from the line of business that we sold to Taylor Nelson in January 2002.

(3)	We define EBITDA as earnings before interest expense, income taxes, depreciation and amortization, which definition may not be comparable to similarly titled measures reported by other companies. We are presenting EBITDA because it provides an additional way to view our operations, when considered with both our GAAP results and the reconciliation to net income, which we believe provides a more complete understanding of our business than could be obtained absent this disclosure. EBITDA is presented solely as a supplemental disclosure because: (i) we believe it is a useful tool for investors to assess the operating performance of the business without the effect of non-cash depreciation and amortization expenses; (ii) we believe that investors will find it useful in assessing our ability to service or incur indebtedness; (iii) we use EBITDA internally to evaluate the performance of our personnel and also as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. The use of EBITDA has limitations and you should not consider EBITDA in isolation from or as an alternative to GAAP measures such as net income, cash flows from operating activities and consolidated income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. The following table sets forth the reconciliation of EBITDA, a non-GAAP financial measure, to net income (loss), our most directly comparable financial measure presented in accordance with GAAP.

	Predecessor Company

	Jan. 1,	May 17
	through	through
	May 16, 1999	Dec. 31, 1999	2000	2001	2002	2003

	($ in thousands)
Net income (loss)	$(4,631)	$(13,788)	$(52,569)	$(17,287)	$(2,394)	$1,648
Interest expense	50	1,058	4,351	3,306	591	496
Provision (benefit) for income taxes	—	(940)	—	—	(569)	150
Depreciation and amortization	156	3,844	9,375	4,642	2,490	1,398

EBITDA	$(4,425)	$(9,826)	$(38,843)	$(9,339)	$118	$3,692

EBITDA margin	n.m.	n.m.	n.m.	n.m.	1%	14%

(4)	We define EBITDA margin as our EBITDA as a percentage of our net revenues. EBITDA margin is not presented for 1999, 2000 and 2001 because it is not meaningful.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes starting on pages F-1 through F-29 of this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” above. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

      We are a leading independent provider of Internet survey solutions to the global marketing research industry and we derive 100% of our revenues from Internet data collection products and services. We actively manage the Greenfield Online panel, a 100% Internet-based panel of approximately 1.7 million individuals who participate in our surveys. Our panelists represent households consisting of an estimated 4.7 million people, allowing us to compile diverse, demographically representative survey data.

      We target our Internet survey solutions to approximately 2,500 full service marketing research and consulting firms in the United States and the world’s top 25 marketing research companies. Our clients use the Internet survey data that we provide to enable companies throughout the world to make critical marketing and business decisions. Based on our internal estimates, we believe that spending associated with the gathering of survey data, known as fieldwork, accounts for approximately 40% of the annual spending on survey marketing research. Using this estimate, fieldwork represented approximately $3.0 billion of the approximately $7.5 billion global survey market in 2002 as reported by the World Association of Opinion and Marketing Research Professionals.

      Over the past nine years, we have developed proprietary panel management techniques that allow us to manage the Greenfield Online panel. We use these techniques to efficiently conduct Internet surveys and continually seek to refresh and enhance our panel profiles, enabling the delivery of higher-value survey data to our clients. Our automated technology platform allows us to perform a large volume of surveys simultaneously, and our global production capabilities enable us to provide continuous survey programming, data collection and processing services.

Key Historical Events that Impact Our Business

      We were incorporated in the State of Connecticut on September 28, 1995. Until May 17, 1999, one person owned all of our capital stock. On May 17, 1999, our then-existing management and a group of new investors completed a management buyout (the “Management Buyout”), in which approximately 97% of our outstanding common stock was acquired by Greenfield Holdings, LLC (“Greenfield Holdings”), an entity formed for the sole purpose of the Management Buyout. The remaining 3% was retained by the prior owner. From 1999 until 2002, we invested significant amounts to build the Greenfield Online panel and our Internet-based technology infrastructure. In December 2002, our controlling shareholders completed a recapitalization of our business and Greenfield Holdings was dissolved.

      Until January 2002, we sold both custom Internet-based marketing research and the Internet survey solutions we sell today. A majority of our revenues for the first seven years of our existence was derived from the sale of custom marketing research. In September 2001, we embarked on a strategy to convert the focus of our business from providing custom marketing research to end-users to providing Internet survey solutions to the marketing research firms we target today. This strategy culminated in the sale of our custom marketing research business (the “Custom Research Business”) to Taylor Nelson in January 2002. The sale of our Custom Research Business represented a turning point in our development as we shifted from a labor-intensive, professional services business model to a scalable Internet-based services business model.

      Under our asset sale agreement with Taylor Nelson, we received $2.0 million in cash consideration at closing in January 2002 and an additional $600,000 in January 2003. Contemporaneously with the execution of the asset sale agreement, we entered into an alliance agreement with Taylor Nelson that terminates on

January 30, 2007. We treated $1.4 million of the proceeds received at closing as consideration for the value of the assets conveyed and $600,000 as a prepayment of the first three months’ payments due under the alliance agreement. The alliance agreement obligated Taylor Nelson to use our services to meet substantially all of its Internet sample survey requirements for U.S.-based marketing research until certain minimum revenue guarantees were met. In 2002, the alliance agreement required Taylor Nelson to provide us with a minimum of $200,000 per month after the first three months of qualifying revenue for purchases of sample and other services, and in 2003 this minimum monthly amount increased to $300,000. In December 2003, Taylor Nelson satisfied its total minimum purchase requirement, but we continue to perform work for Taylor Nelson under the terms of the alliance agreement.

      In July 2003, we formed Greenfield Online Private Limited (“GFOL India”) in Gurgaon, India in order to reduce labor costs and to allow us to offer around-the-clock data processing and survey programming services. In August 2003, we acquired Greenfield Online Europe, Ltd. (“GFOL Europe”), a newly-formed U.K. corporation, to allow us to market our Internet survey solutions in Europe. In March 2004, we formed Greenfield Online Canada, Ltd. in order to expand our North American operations to cover the Canadian market.

Our Operating Leverage

      We believe our Internet-based model provides significant operating leverage and should lead to expansion of our operating income margin if we are successful in growing our revenues. By leveraging the established Greenfield Online panel, conducting an increasing number of surveys using our existing technology infrastructure and benefitting from our operations center in India, we believe that we will continue to improve our operating leverage.

      We utilize a combination of sales professionals, account executives and automated bid technology to maximize our personal interaction with current and prospective clients while minimizing selling costs. We also utilize our clients’ sales organizations as channel partners for distribution of our Internet survey solutions. By selling through marketing research channels, we experience significant sales leverage and return on invested sales dollars.

Quarterly Internet Survey Solutions Revenue Growth

      We have experienced significant growth in our revenues related to Internet survey solutions since 2000. Starting with a base annual revenue of $2.1 million in 2000, our Internet survey solutions revenues grew to $25.9 million for the year ended December 31, 2003. The following chart depicts growth of our quarterly services revenues derived from Internet survey solutions from January 2001 through December 2003.

Explanation of Key Financial Statement Captions

     Net Revenues

      We report our revenues net of customer volume rebates and cash discounts. Discounts for larger customers typically range from 5% to 20% off of our standard rates and we typically limit volume rebates to a few customers. These rebates have not been material in amount historically, nor do we expect them to be material in the near future. Our net revenues are derived primarily from the following offerings:

•	Full Service — we program our clients’ surveys, host them on our website infrastructure, invite our panelists to take the surveys and deliver the compiled data to our clients for their analysis and presentation.

•	Sample Solutions — clients that have their own programming capabilities, but have limited or no access to survey respondents, can purchase controlled access to the Greenfield Online panel.

      In 2003, our net revenues were evenly derived from full-service and sample solutions. We expect our relative mix of revenues to remain the same in 2004.

      We typically experience a one month lag between submitting a bid for a project and the project award. We monitor forward delivery demand using the bid data maintained on our customer relationship management software and the “win-rate” derived from this data in order to plan operational needs, such as the need to hire or reassign delivery personnel, and panel growth needs and composition.

      Once awarded, our typical project is usually completed in less than 30 days. We track the costs incurred on each project and defer cost recognition until such time as the project is delivered to the client. Upon delivery, the costs associated with the project are expensed and revenue is recognized.

     Cost of Revenues

      Our direct costs associated with generating revenues primarily consist of the following items:

•	Project Personnel — Project personnel have three distinct roles: project management, survey programming and data processing. We maintain project personnel in the United States, Europe, Canada and India. Labor costs are specifically allocated to each project. We utilize an automated timekeeping system in which project personnel maintain estimates of time incurred for each specific project. Project personnel are paid quarterly bonuses based upon quality of service delivery and achievement of revenue goals associated with clients.

•	Panelist Incentives — Our panelists receive cash and non-cash incentives for participating in our surveys. Each member of our panel has their own Greenfield Online incentive account that we maintain. We accrue incentives based upon a member qualifying for and completing a survey within a predetermined timeframe. The panel member may request and receive payment of his or her incentives at any point in time prior to expiration. Incentives generally expire one year after award as outlined in terms and conditions available on our panelist website.

•	Data Processing — We perform the majority of the processing of survey data with our own professionals. Occasionally, we outsource certain data processing functions to third-party suppliers.

•	Outside Sample — Occasionally, clients will request that we supplement our sample with survey responses from individuals who are not members of the Greenfield Online panel. These requests may occur in situations where the customer requests augmentation of data collected from the Greenfield Online panel, as well as in markets in which we do not have panelists, typically certain international geographic sectors.

•	Other Direct Costs — Other direct costs may include the following: (i) fees paid to a third party for healthcare-related sample data retrieved from a panel of healthcare professionals developed by this third party and (ii) fees paid to Microsoft Corporation for surveys completed and sold using data from panelists we have obtained through the Microsoft Network (“MSN”). We intend to phase out our use of arrangements with third parties that require us to pay fees in connection with completed surveys. Also included in other direct costs are unearned stock-based compensation charges which are amortized over the service period of options granted to project personnel.

•	Amortization of Internal Use Software — We include in cost of revenues amortization of capitalized software costs related to survey production. Over the last two years, we have migrated from developing the majority of our internal use software ourselves to using third-party best-of-breed survey solutions. This migration has tended to reduce the cost of such software and thus, has also reduced amortization expense.

Selling, General and Administrative Expenses

      We employ 31 individuals that support the sales and marketing of our Internet survey solutions. These sales professionals are compensated based upon project delivery and revenue recognition. Commissions are accrued when we deliver completed projects to our clients. In addition, we maintain the Greenfield Online panel with a staff of five panel management personnel. These individuals design programs geared toward panelist recruitment, retention and incentives and are also responsible for panel database design and development. Furthermore, we support our sales effort with a staff of three marketing professionals who design product pricing, promotional and distribution strategies. We employ 11 individuals who provide a foundation for these functions in the areas of executive, finance, human resources and information technology operations. This group is responsible for maintaining the infrastructure and support for the entire sales, delivery and panel teams. Also included in selling, general and administrative expenses are unearned stock-based compensation charges which are amortized over the service period of options granted to selling, general and administrative personnel.

Panel Acquisition Expenses

      We continually add new members to the Greenfield Online panel in order to support growing demand for our products and services as well as to compensate for members who leave the panel in the ordinary course of our business. We incur costs to acquire members for our panel, including fees paid to procure new panelists from our web master affiliate program and through panel acquisition agreements with large Internet portals, special interest, age and ethnicity-related websites, incentives paid to Microsoft for recruiting panelists to the panel, the cost to test potential panel sources before full recruitment roll-out begins on a specific website and other costs associated with the panel recruitment process. These costs are expensed as incurred.

Research and Development Expenses

      We employ a staff of professional technology personnel who develop proprietary solutions for panel database development and integrating client and third-party software solutions into our technology infrastructure. All costs associated with research and product development efforts are expensed as incurred and recorded under research and development expenses.

      As discussed in Note 2 to our consolidated financial statements included elsewhere in this prospectus, costs relating to survey software development that meet the criteria for capitalization under GAAP are capitalized and amortized over the estimated period of benefit, usually two years.

Income Taxes

      We recognize deferred tax assets and liabilities on differences between the book and tax basis of assets and liabilities using currently effective rates. Further, deferred tax assets are recognized for the expected realization of available net operating loss carryforwards. A valuation allowance is recorded to reduce a deferred tax asset to an amount that we expect to realize in the future. We continually review the adequacy of the valuation allowance and recognize these benefits if a reassessment indicates that it is more likely than not that these benefits will be realized. In addition, we continuously evaluate our tax contingencies and recognize a liability when we believe that it is probable that a liability exists.

Treatment of Sale of Custom Research Business

      We do not believe that the sale of the Custom Research Business qualified for discontinued operations treatment under Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), because (i) the business was not run separately from the Internet Survey Solutions business, (ii) a single income statement and cash flow statement was prepared on a combined basis for internal reporting purposes, (iii) we never attempted to capture and track cash flows of the Custom Research Business separately, and it would be impracticable for us to retrospectively develop meaningful information regarding these cash flows; and (iv) we had continuing involvement in the business under our alliance agreement, as both Taylor Nelson and its end customers relied on us to fulfill our obligations under contracts in process and as principal supplier of internet research to Taylor Nelson during the term of the agreement.

Critical Accounting Policies and Estimates

      Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in conformity with GAAP in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, we evaluate our estimates and judgments. We base our estimates on historical experience, independent instructions, known trends and events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

      Revenue Recognition. We recognize revenues when survey data is delivered to the client in accordance with the terms of our agreements. Research products are delivered within a short period, generally ranging from a few days to eight weeks. An appropriate deferral is made for direct costs related to contracts in process, and no revenue is recognized until delivery of the data has taken place. Billings rendered in advance of services being performed, as well as customer deposits received in advance, are recorded as a current liability included in deferred revenue. We are required to estimate contract losses, if any, and provide for such losses in the period they are determined and estimable. We do not believe that there are realistic alternatives to our revenue recognition policy given the short period of service delivery and the requirement to deliver completed surveys to our customers. We do not believe there is significant risk of recognizing revenue prematurely since our contracts are standardized, the earnings process is short and no single project accounts for a significant portion of our revenue.

      Stock-Based Compensation. We have elected to follow Accounting Principle Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations in accounting for our stock-based compensation plans, rather than the alternative fair value method provided for under Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation” (“FAS 123”). In 2002 and 2003, we granted certain options to purchase our common stock at exercise prices that we have now determined to be less than the fair value of our common stock and, as a result, we have recorded deferred stock compensation expense which is amortized to earnings over the service period of the employee. In the notes to our consolidated financial statements, we provide pro forma disclosures in accordance with FAS 123.

      Accounting for equity instruments granted or sold by us under APB 25, FAS 123 and EITF 96-18 requires fair value estimates of the equity instrument granted or sold. If our estimates of the fair value of these equity instruments are too high or too low, our expenses may be over- or under-stated. Equity instruments granted or sold in exchange for the receipt of goods or services and the value of those goods or services can not be readily estimated, as is true in connection with most stock options and warrants granted to employees and non-employees, and we estimated the fair value of the equity instruments based upon consideration of factors which we deemed to be relevant at the time.

      The fair value of our common stock is determined by our board of directors contemporaneously with the grant of a stock option. Prior to the existence of a public trading market for our common stock, our board of directors considered numerous objective and subjective factors in determining the fair value of our common stock. At the time of option grants and other stock issuances, our board of directors considered the liquidation preferences, dividend rights, voting control and anti-dilution protection attributable to our then-outstanding redeemable convertible preferred stock, the status of private and public financial markets, valuations of comparable private and public companies, the likelihood of achieving a liquidity event, our existing financial resources, our anticipated capital needs, dilution to common stockholders from anticipated future financings and a general assessment of future business risks, as such conditions existed at the time of the grant. Subsequent events or conditions that differ from these factors could have a material impact on stock compensation expense in our consolidated financial statements.

      Earnings Per Share We report net income (loss) per share in accordance with Statement of Financial Accounting Standards No. 128 “Earnings per Share” (“SFAS 128”). Earnings per share (“EPS”) is sensitive to fair value estimation techniques, as this effects accretion estimates that are charged against income available to common stockholders. For our participating preferred securities it is our policy to determine both basic and diluted EPS using the “two class” method as defined under SFAS 128. We determined this as the appropriate method as it was more dilutive than the “if — converted” method.

Results of Operations

Year Ended December 31, 2003 Versus Year Ended December 31, 2002

      The following table sets forth our results of operations based on the amounts and percentage relationship of the items listed to net revenues for the periods presented.

	2002	%	2003	%

	($ in thousands)
Net revenues:
Internet survey solutions	$14,416	96.8%	$25,868	100.0%
Custom research	470	3.2	—	—

Total net revenues	14,886	100.0	25,868	100.0
Cost of revenues	5,409	36.3	8,884	34.3

Gross profit	9,477	63.7	16,984	65.7

Operating expenses:
Selling, general and administrative	10,123	68.0	12,127	46.9
Panel acquisition expenses	713	4.8	1,421	5.5
Depreciation and amortization	1,802	12.1	1,113	4.3
Research and development	747	5.0	626	2.4

Total operating expenses	13,385	89.9	15,287	59.1

Operating income (loss)	(3,908)	(26.3)	1,697	6.6

Other income (expense):
Interest expense, net	(621)	(4.2)	(440)	(1.7)
Related party interest income (expense), net	69	0.5	(55)	(0.2)
Other income, net	1,497	10.1	596	2.3

Total other income	945	6.3	101	0.4

Income (loss) before income taxes	(2,963)	(19.9)	1,798	7.0

Provision (benefit) for income taxes	(569)	(3.8)	150	0.6

Net income (loss)	$(2,394)	(16.1)%	$1,648	6.4%

      Net Revenues. Net revenues for Internet survey solutions for the year ended December 31, 2003 were $25.9 million, compared to $14.4 million for the year ended December 31, 2002, an increase of $11.5 million, or 79.4%. Net revenues increased primarily due to an increase in the number of survey projects completed as well as an increase in the number of clients we serviced in 2003 over 2002. New revenue sources introduced early in 2003, including sample-only solutions and revenues from the healthcare segment of the Greenfield Online panel, contributed significantly to the increase in revenues from 2002 to 2003. Furthermore, demand for our services was driven by market factors, including the need for customers to improve profitability by using Internet-based marketing research data and the impact of the Do Not Call registry on marketing research firms whose franchises were previously predominantly telephone-based research solutions. Net revenues from custom research for the year ended December 31, 2003 decreased to zero from $470,000 in the year ended December 31, 2002. The decrease in custom research revenues was due to the sale of our Custom Research Business in January 2002 and our shift in strategy to providing Internet survey solutions.

      Gross Profit. Gross profit for the year ended December 31, 2003 was $17.0 million, compared to $9.5 million for the year ended December 31, 2002, an increase of $7.5 million, or 79.2%. Gross profit increased primarily due to the additional revenues described above. Gross profit as a percentage of net revenues increased due primarily to a decline in costs related to the amortization of capitalized survey software cost. As we migrated from development of our own survey software technology to using third-party technology, the associated costs for internal use software declined significantly. As a result of lower spending, the amounts capitalized and the related amortization have declined. Gross profit for the year ended December 31, 2003 was 65.7% of net revenues, compared to 63.7% for the year ended December 31, 2002.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2003 were $12.1 million, compared to $10.1 million for the prior year, an increase of $2.0 million or 19.8%. Selling expenses, primarily personnel costs and related commissions, increased substantially as a result of additional resources aimed at promoting our services. General and administrative expenses increased primarily as a result of increased compensation expense associated with executive compensation, as well as costs associated with our India and U.K. expansion, which began in 2003. In addition, amortization of unearned stock-based compensation in 2003 contributed to this increase. As a percentage of net revenues, selling, general and administrative costs decreased 21.1% primarily due to the overall increase in revenues generated by the additional sales efforts. Selling, general and administrative expenses were 46.9% of net revenues for the year ended December 31, 2003, compared to 68.0% for the year ended December 31, 2002.

      Panel Acquisition Expenses. Panel acquisition expenses were $1.4 million for the year ended December 31, 2003, compared to $713,000 for the year ended December 31, 2002, an increase of $708,000, or 99.3%. Panel acquisition expenses increased primarily as a result of our continuing efforts to expand and diversify our panel. Panel acquisition expenses were 5.5% of net revenues for the year ended December 31, 2003, compared to 4.8% for the year ended December 31, 2002.

      Depreciation and Amortization Expenses. Depreciation and amortization expenses for the year ended December 31, 2003 were $1.1 million, compared to $1.8 million for the year ended December 31, 2002, a decrease of $689,000, or 38.2%. The decrease was primarily due to a decrease in amortization expense of intangible assets and a decrease in depreciation expense of property and equipment. This decline in depreciation and amortization expense occurred as a portion of these assets became fully depreciated early in 2003.

      Interest Expense, Net. Interest expense for the year ended December 31, 2003 was $440,000, compared to $621,000 for the year ended December 31, 2002, a decrease of $181,000, or 29.1%. The decrease was due primarily to lower debt levels outstanding during the 2003 period, resulting from repayment of the outstanding balance debt under our revolving credit facility in October 2003 with cash generated from operations.

      Related Party Interest Income (Expense). Related party interest expense for the year ended December 31, 2003 was $55,000, compared to related party interest income of $69,000 for the year ended December 31, 2002. This change was due to our recapitalization in 2002, which involved, among other things, the exchange of our related party convertible notes for preferred stock in 2002. In addition, the increase in related party interest expense was due to accretion of debt discount on certain shares of preferred stock issued in connection with our the recapitalization in December 2002.

      Other Income, Net. Other income for the year ended December 31, 2003 was $596,000, compared to $1.5 million for the year ended December 31, 2002. Other income for the year ended December 31, 2003 related primarily to the contingent gain on the sale of our Custom Research Business, which was completed in January 2002. The contingent gain could not be recognized until January 2003, when certain conditions were met and the cash was collected. Other income for the year ended December 31, 2002 related primarily to the gain on the disposal of the Custom Research Business. For a further discussion of the sale of our Custom Research Business, see note 3 to our consolidated financial statements.

      Provision (Benefit) for Income Taxes. We recorded an income tax provision for the year ended December 31, 2003 of $150,000, compared to a benefit of $569,000 for the year ended December 31, 2002. The 2003 tax provision was primarily related to federal and state taxes that could not be offset by net operating loss carryforwards. In 2002, the tax benefit reflected a state research and development credit for which we received refunds.

      Net Income (Loss). Our net income for the year ended December 31, 2003 was $1.6 million, compared to a net loss of $2.4 million for the year ended December 31, 2002. The increase in net income is primarily the result of the increase in revenues partially offset by increased selling, general and administrative expenses and panel acquisition expenses, as more fully described above. Net income per common share for the year ended December 31, 2003 was $0.07 basic and $0.06 diluted, as compared to a net loss of $(6.42) basic and diluted for the year ended December 31, 2002.

Year Ended December 31, 2002 Versus Year Ended December 31, 2001

      The following table sets forth our results of operations based on the amounts and percentage relationship of the items listed to net revenues for the periods presented.

	2001	%	2002	%

	($ in thousands)
Net revenues
Internet survey solutions	$4,072	29.5%	$14,416	96.8
Custom research	9,715	70.5	470	3.2

Total net revenues	13,787	100.0	14,886	100.0
Cost of revenues	8,097	58.7	5,409	36.3

Gross profit	5,690	41.3	9,477	63.7

Operating expenses:
Selling, general and administrative	15,148	109.9	10,123	68.0
Panel acquisition expenses	351	2.5	713	4.8
Depreciation and amortization	2,654	19.3	1,802	12.1
Research and development	1,750	12.7	747	5.0

Total operating expenses	19,903	144.4	13,385	89.9

Operating income	(14,213)	(103.1)	(3,908)	(26.3)

Other income (expense):
Interest expense, net	(971)	(7.0)	(621)	(4.2)
Related party interest income (expense), net	(2,303)	(16.7)	69	0.5
Other income, net	200	1.5	1,497	10.1

Total other income (expense)	(3,074)	(22.3)	945	6.3

Loss before income taxes	(17,287)	(125.4)	(2,963)	(19.9)

Benefit from income taxes	—	—	(569)	(3.8)

Net loss	$(17,287)	(125.4)%	$(2,394)	(16.1)%

      Net Revenues. Net revenues for Internet survey solutions for the year ended December 31, 2002 were $14.4 million, compared to $4.1 million for the year ended December 31, 2001, an increase of $10.3 million, or 254.0%. The overall increase in net revenues was primarily due to an increase in the number of survey projects completed as well as an increase in the number of clients we serviced in 2002 over 2001. This increase in revenues was due primarily to the impact of our shift in strategy to being an Internet survey solutions provider after the sale of our Custom Research Business. Net revenues from custom research for the year ended December 31, 2002 decreased by $9.2 million, or 95.2%, to $470,000 from $9.7 million for the year ended December 31, 2001 due to the sale of our Custom Research Business in January 2002.

      Gross Profit. Gross profit for the year ended December 31, 2002 was $9.5 million, compared to $5.7 million for the year ended December 31, 2001, an increase of $3.8 million, or 66.6%. Gross profit increased primarily due to our increased revenues as well as a significant decline in amortization of capitalized survey software costs. As we migrated from internal development of survey software technology to use of third-party technology, the associated application development costs for overall survey software declined significantly. As a result of lower spending, amounts capitalized and the related amortization have declined. Gross profit as a percentage of net revenues for the year ended December 31, 2002 was 63.7%, compared to 41.3% for the year ended December 31, 2001. This increase was due primarily to the lower direct project costs associated with full service and sample solutions as opposed to custom research survey solutions, which we did not provide in substantially all of 2002, as well as the decline in amortization expense associated with internally developed software.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2002 were $10.1 million, compared to $15.1 million for the prior year, a decrease of $5.0 million, or 33.1%. Selling, general and administrative expenses for the year ended December 31, 2002 were 68.0% of net revenues, compared to 109.9% of net revenues for the year ended December 31, 2001. Selling, general and administrative expenses decreased primarily as a result of the disposition of our Custom Research Business and cost savings measures we instituted during 2001. Of the $5.0 million decline in selling, general and administrative expenses, $4.8 million was due to reduction in headcount following the sale of our Custom Research Business and additional workforce reductions that we effected in early 2002. Additionally, the reduction was due in part to lower overhead expenses resulting from these personnel reductions.

      Panel Acquisition Expenses. Panel acquisition expenses for the year ended December 31, 2002 were $713,000, compared to $351,000 for the year ended December 31, 2001, an increase of $362,000, or 103.1%. Panel acquisition expenses increased primarily as a result of our efforts to grow the size of the Greenfield Online panel during 2002 to support a higher level of survey volume expected in 2003 and the future. Panel acquisition expenses for the year ended December 31, 2002 were 4.8% of net revenues, compared to 2.6% of net revenues for the year ended December 31, 2001.

      Depreciation and Amortization Expenses. Depreciation and amortization expenses for the year ended December 31, 2002 were $1.8 million, compared to $2.7 million for the year ended December 31, 2001, a decrease of $852,000, or 32.1%. Depreciation and amortization expenses decreased primarily due to reduced amortization expense related to intangible assets, which were written down in 2001 due to a lack of recoverability.

      Research and Development Expenses. Research and development expenses for the year ended December 31, 2002 were $747,000, compared to $1.8 million for the year ended December 31, 2001, a decrease of $1.0 million. The decline was due primarily to cost reduction efforts, including staff reductions and reduction of third-party software development consultant fees.

      Interest Expense, Net. Interest expense, net for the year ended December 31, 2002 was $621,000, compared to $971,000 for the year ended December 31, 2001, a decrease of $350,000, or 36.0%. The decrease was due primarily to lower debt levels outstanding during 2002. During 2002, we repaid our term loan with Bank of America, and we used part of the proceeds from the sale of our Custom Research Business to further reduce outstanding debt.

      Related Party Interest Income (Expense), Net. Related party interest income was $69,000 as compared to an expense of $2.3 million for the years ended December 31, 2002 and December 31, 2001, respectively. The decline in related party interest expense was due to the effects of the 2002 recapitalization.

      Other Income, Net. Other income for the year ended December 31, 2002 was $1.5 million, compared to $200,000 for the year ended December 31, 2001. Other income for the year ended December 31, 2002 related primarily to the gain on disposal of our Custom Research Business, which was completed in January 2002. Other income for the year ended December 31, 2001 related primarily to the sale of a patent on software that we had developed but no longer needed.

      Benefit from Income Taxes. We recorded an income tax benefit for the year ended December 31, 2002 of $569,000, which reflected a state research and development credit. For the year ended December 31, 2001, we did not record any income tax benefit as cumulative losses placed in doubt the ultimate realization of the related deferred tax assets.

      Net Income (Loss). Our net loss for the year ended December 31, 2002 was $2.4 million, compared to a net loss of $17.3 million for the year ended December 31, 2001. The improvement on our net loss is the result of increased revenues as a result of the migration in business strategy and the workforce reduction as more fully described above. Net loss per share amounted to $(6.42) basic and diluted for the year ended December 31, 2002, as compared to $(17.71) basic and diluted for the year ended December 31, 2001.

Liquidity and Capital Resources

      Since inception, we have financed our operations primarily through sales of equity and debt securities, from borrowings under our credit facilities, from the proceeds from the sale of our Custom Research Business and, more recently, through cash flows from operations. We have received a total of $43.0 million from private offerings of our equity and debt securities. At December 31, 2003, we had approximately $3.7 million in cash on hand.

      Cash provided by operations for the year ended December 31, 2003 was $4.1 million, compared to $697,000 for the year ended December 31, 2002. The increase in cash flow from operations in 2003 was primarily attributed to our profitability and to improved working capital management.

      Cash provided by investing activities was $295,000 for the year ended December 31, 2003, compared to $539,000 for the year ended December 31, 2002. These amounts primarily represented net cash received from the sale of our Custom Research Business of $600,000 in 2003 and $1.1 million in 2002, offset by $305,000 and $558,000 of cash capital expenditures made in the ordinary course of business in 2003 and 2002, respectively.

      Cash used in financing activities was $2.5 million for the year ended December 31, 2003 as compared to $428,000 for the year ended December 31, 2002. The difference was primarily the result of higher repayments of our short-term debt in 2003.

      Our working capital at December 31, 2003 was $1.0 million, compared to a deficit of $1.9 million at December 31, 2002, an increase of $2.9 million. The increase in working capital was primarily due to our improved profitability resulting in increases in cash and accounts receivable and decreases in outstanding debt, partially offset by increases in accounts payable and accrued expenses as a result of growth in the number of our employees and in the size of our panelist base.

      We have maintained a banking relationship with Silicon Valley Bank since September 2001. In August 2003, we amended our credit facility with Silicon Valley Bank to extend the maturity date until August 2005 and reduce the applicable interest rate. This credit facility allows for borrowings of up to $1.9 million, based upon an 80% advance rate on eligible accounts receivable (the “Borrowing Base”), and bears interest at a rate equal to the prime rate plus 1%, plus a collateral handling fee of 0.375% of the monthly average daily financed receivable balance. The credit facility is collateralized by a pledge of our general assets and contains a covenant that requires us to achieve EBITDA (as defined in the credit facility) of $1.00 or more during each month that the facility is outstanding. In October 2003, we repaid the entire outstanding balance under the facility, and at December 31, 2003 the entire amount was available for borrowing, subject to the sufficiency of the Borrowing Base.

      We also maintain an ongoing relationship with Somerset Capital Group Ltd., a leasing company, to finance the acquisition of equipment, software and office furniture pursuant to leases which we have recorded as capital leases.

      At December 31, 2003 and 2002, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

      We intend to use the net proceeds of this offering to pay a mandatory conversion and dividend payment of approximately $9.4 million to the holders of our Series B Convertible Participating Preferred Stock. Additionally, we intend to use approximately $2.1 million of the net proceeds of this offering to fund a mandatory redemption of all outstanding shares of our Series C-2 Redeemable Non-Voting Preferred Stock. We intend to use the remainder of the net proceeds to fund working capital and general corporate purposes. See “Use of Proceeds.”

      During 2004, we expect capital expenditures to total approximately $2.8 million, including approximately $1.0 million for the construction of our operations facility in India. We also expect that capital expenditures for our operations in North America will be approximately $1.8 million in 2004.

      The following table summarizes our contractual obligations at December 31, 2003 and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

	Years Ended December 31,

							2009 and
	Total	2004	2005	2006	2007	2008	thereafter

	(in thousands)
Contractual obligations:
Loans payable	$27	$5	$5	$6	$6	$5	$—
Capital lease obligations	1,579	874	548	129	28	—	—
Long-term debt	—	—	—	—	—	—	—
Series C-2 preferred redemption payment(1)	2,052	2,052	—	—	—	—	—
Series B preferred conversion payment(1)	9,114	9,114	—	—	—	—	—
Non-cancelable operating lease obligations	6,791	1,413	1,067	1,067	1,127	1,127	990

Total contractual cash obligations	$19,563	$13,458	$1,620	$1,202	$1,161	$1,132	$990

(1)	Represents mandatory payments to be made upon completion of our proposed IPO. The amounts have been presented in this table at their liquidation value at December 31, 2003. In the absence of a qualified initial public offering, the Series C-2 Redeemable Non-Voting Preferred Stock will become mandatorily redeemable in May 2009 and the Series B Participating Preferred Stock will become convertible (and the conversion payment will become due) only with our consent.

      Based on our current level of operations and anticipated growth, we believe that our cash generated from operations, amounts available under our credit facility and future capital leasing arrangements with Somerset Capital, together with the net proceeds that we will receive from this offering, will be adequate to finance our working capital and other capital expenditure requirements through the foreseeable future, although no assurance can be given in this regard. Poor financial results, unanticipated expenses, acquisitions of technologies or businesses or strategic investments could give rise to additional financing requirements sooner than we expect. There can be no assurance that equity or debt financing will be available to us when we need it or, if available, that the terms will be satisfactory to us and not dilutive to our then-current stockholders.

Impact of Inflation

      Our results are affected by the impact of inflation primarily on production, operating costs and interest rates. The effects of inflation in changing prices on our net revenues and operations have not been material in the last three fiscal years. However, there has been deflationary pressure on selling prices, which require us to monitor our operating costs and efficiencies. Due to the competitive nature of the marketing research industry, there can be no assurance that this negative pressure will not continue. Historically, we have used selling price adjustments, cost containment programs and improved operating efficiencies to offset the otherwise negative impact of inflation on our operations.

Quantitative and Qualitative Disclosures About Market Risk

      We operate primarily in the United States. However, we have recently expanded internationally and are exposed to certain market risks arising from transactions that in the normal course of business include fluctuations in interest rates and currency exchange rates. These risks are not expected to be material. However, no assurance can be given that such risks will not become material. While we have not used derivative financial instruments in the past, we may, on occasion, use them in the future in order to manage or reduce these risks. We do not expect to enter into derivative or other financial instruments for trading or speculative purposes.

Recently Issued Accounting Pronouncements

      In January 2003, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which is an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” FIN 46 requires that if an entity has a controlling interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the controlling entity. In December 2003, the FASB issued FIN 46R to provide additional clarifications to FIN 46 and deferred the latest date by which FIN 46 must be applied by a Company for variable interest entities acquired after January 31, 2003, to the first annual reporting period beginning after December 15, 2004. FIN 46 is currently effective for all variable interest entities created or acquired after January 31, 2003.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement establishes how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity, including redeemable convertible preferred stock. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the interim period commencing July 1, 2003, except for mandatory redeemable financial instruments of nonpublic companies. As a result of the adoption of SFAS 150, our Series C-2 Preferred Stock has been classified between liabilities and equity at December 31, 2002 and was reclassified to a liability at December 31, 2003 because we must redeem all of the Series C-2 Preferred Stock upon the occurrence of the earlier of certain liquidity events or May 2009.

      In August 2001, the FASB issued SFAS No. 144. SFAS 144 provides new guidance on the recognition of impairment losses on long-lived assets, excluding goodwill, to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. SFAS 144 also requires long-lived assets that are to be abandoned, be treated as held for use and depreciated over their remaining expected lives and broadens the presentation of discontinued operations in the statement of operations to a component of an entity rather than a segment of a business. SFAS 144 was effective for us beginning January 1, 2002 and had no material impact on our financial position or results of operations.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured, initially at fair value, only when the liability is incurred; therefore, nullifying Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”) that required a liability for an exit cost to be recognized at the date of an entity’s commitment to an exit plan. The adoption of SFAS 146 is expected to result in delayed recognition for certain types of costs as compared to the provisions of EITF 94-3, especially for facility closure costs. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 could affect the types and timing of costs included in future business consolidation and restructuring programs. SFAS 146 did not have a material impact on our financial position or results of operations.

      In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34)” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 were effective for interim and annual financial statements for periods ending after December 15, 2002. The initial recognition and initial measurement provisions did not have a material impact on our financial position or results of operations.

      In December 2002, the Emerging Issues Task Force (“EITF”) issued EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 provides guidance on determining whether a revenue arrangement contains multiple deliverable items and if so, requires that revenue be allocated among the different items based on fair value. EITF 00-21 also requires that revenue on any item in a revenue arrangement with multiple deliverables not delivered completely must be deferred until delivery of the item is completed. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. EITF 00-21 is not expected to have a material impact on our financial position or results of operations.

BUSINESS

Overview

      We are a leading independent provider of Internet survey solutions to the global marketing research industry and we derive 100% of our revenues from Internet data collection products and services. We actively manage the Greenfield Online panel, a 100% Internet-based panel of approximately 1.7 million individuals who participate in our surveys. Our panelists represent households consisting of an estimated 4.7 million people, allowing us to compile diverse, demographically representative survey data.

      We target our Internet survey solutions to approximately 2,500 full service marketing research and consulting firms in the United States and the world’s top 25 marketing research companies. Our clients use the Internet survey data that we provide to enable companies throughout the world to make critical business decisions. Based on our internal estimates, we believe that spending associated with the gathering of survey data, known as fieldwork, accounts for approximately 40% of the annual spending on survey marketing research. Using this estimate, fieldwork represented approximately $3.0 billion of the $7.5 billion global survey market in 2002 as reported by the World Association of Opinion and Marketing Research Professionals.

      Until January 2002, we sold both custom Internet-based marketing research and the Internet survey solutions we sell today. A majority of our revenues for the first seven years of our existence was derived from the sale of custom research. In September 2001, we embarked on a strategy to convert the focus of our business from providing custom research to end-users to providing Internet survey solutions to the marketing research firms we target today. This strategy culminated in the sale of our custom research business to Taylor Nelson Sofres Operations, Inc. in January 2002. The sale of our custom research business represented a turning point in our development as we shifted from a labor-intensive, professional services model to a scalable, Internet-based services model.

      We partner with our clients to leverage their global sales forces and do not compete with them for custom marketing research business. This cooperative marketing strategy has led to significant market penetration. For the year ended December 31, 2003, we completed 2,482 Internet-based projects, a 99% increase over 2002. Additionally, 45 companies each purchased over $100,000 of our products and services in 2003, an 88% increase over 2002.

      Internet survey solutions are faster, more efficient and more cost-effective for collecting high quality marketing research data than traditional, labor-intensive methods such as telephone, direct-mail and mall-based surveying. The Internet allows our panelists to participate 24 hours-a-day in a more convenient and less intrusive environment than traditional data collection methods. Our Internet-based technology interactively engages respondents through the use of images, sound and video, enabling us to collect richer data for our clients. We believe Internet-based survey solutions speed survey completion, allow for significantly larger survey sample sizes over a given time period and provide marketing researchers with a cost-effective means of reaching niche segments.

      We believe we are well-positioned to capitalize on evolving dynamics within the global survey research market. Decreasing cooperation rates experienced by the telephone survey industry and the increasing use of mobile phones as a primary means of telephone communication have led to a decline in the effectiveness of traditional telephone-based data collection methods. This decline has been exacerbated by the recently established Do Not Call registry, covering over 58 million telephone numbers. At the same time, Internet penetration and increased broadband usage have accelerated growth in the use of Internet-based marketing research. We believe these dynamics will drive demand for our Internet survey solutions. Through our North American operations, our sales offices in the United Kingdom and Continental Europe and our operations center in India, we believe we are well-positioned to meet this demand.

Our Market Opportunity

      Businesses rely on feedback from consumers to make decisions about their products and services. Heightened competition, consolidation, globalization of product markets, acceleration of product launch schedules, shortened product life and rapidly changing consumer preferences define today’s business environment. Marketing research is a critical tool to gather the information that businesses need to make decisions regarding product portfolios, brand management and advertising.

      The worldwide survey research industry was estimated to be $7.5 billion in 2002 according to the World Association of Opinion and Marketing Research Professionals (“ESOMAR”), a leading professional organization based in Amsterdam, The Netherlands. According to ESOMAR, 38% and 41% of worldwide marketing research spending occurs in the United States and Europe, respectively. Using these figures, we estimate that survey research spending in 2002 was approximately $2.9 billion and $3.1 billion in the United States and Europe, respectively. Of this $6.0 billion U.S. and European survey research market, we believe that approximately 40%, or $2.4 billion, is spent by marketing research companies on fieldwork, which consists of data collection through the administration of surveys and data tabulation. Fieldwork is often conducted by interviews over the telephone, in malls or through surveys distributed through the Internet. This segment is our addressable target market.

      The following table describes the estimated amount of total survey research spending by geographical region and the estimated portion of that amount spent specifically on fieldwork.

	Estimated Amount of Total	Estimated Portion of Survey
	Survey Research Spending	Research Spending Allotted
Region	in 2002	to Fieldwork in 2002

	(in billions)	(in billions)
United States	$2.9	$1.2
Europe	3.1	1.2
Other	1.5	0.6

Total:	$7.5	$3.0

Factors Affecting the Growth of Internet-Based Marketing Research

      Benefits of Internet-Based Marketing Research. We believe the Internet is fundamentally changing the marketing research industry, allowing researchers to be more responsive to the challenges posed by today’s business environment.

•	Benefits to the Marketing Research Industry.

Speed. Using the Internet, marketing researchers can rapidly access, collect and process large amounts of data from diverse groups. Our proprietary panel management techniques allow us to quickly identify and target groups of panelists to receive and participate in surveys over the Internet. Survey response time on the Internet is measured in hours and days rather than weeks and months. Our technology and expertise allow us to administer thousands of Internet surveys simultaneously.

Cost Effectiveness. We believe that Internet-based survey solutions lower the cost of marketing research by decreasing data collection costs. Once qualified panelists have been identified and surveys have been developed, the actual cost of data collection through the Internet is significantly less than through traditional methods. Our average charge for a completed survey ranges from $10.00 to $14.00, compared to our estimate of approximately $20.00 to $25.00 per mall survey and $18.00 to $22.00 per telephone survey.

Improved Results. Members of the Greenfield Online panel are able to complete surveys in the privacy of their own homes, without interacting with interviewers. As a result, we believe interviewer bias is eliminated. Because the Internet provides respondents with a degree of anonymity and privacy not found in telephone or mall-based surveys, we believe Internet survey solutions generate more honest responses, even to sensitive subject matter questions, such as income, personal health, political affiliations and sexual orientation. Internet-based surveys can accommodate a variety of new media as well, including images, sound and video, which cannot be integrated into telephone or mail surveys. We believe that integrating these media allows researchers to capture feedback needed by marketers to assess new product offerings and test new advertising messages more accurately.

New Opportunities. We believe that Internet-based marketing research offers new options not previously available to research professionals. Internet survey solutions allow research professionals more design flexibility because they are not limited to what can be communicated by an interviewer over the telephone, or detailed on paper. Our Internet survey solutions increase the research options available to our clients by allowing them to embed images, sound and video within their surveys.

•	Benefits to Survey Respondents.

Less Intrusive and More Convenient. Our Internet survey solutions are less intrusive than telephone surveys. The Internet expands the amount of data collection time available because respondents can complete surveys at their convenience at any time. In contrast, telephone surveys can only be conducted during limited hours and are often attempted at times of the day, such as dinner time, which many respondents find intrusive and inconvenient.

More Engaging. Our Internet survey solutions are more engaging than telephone and direct mail surveys because they integrate images, sound and video, and often include advance previews of potential new products, movie trailers and commercials. We believe this advance preview feature makes our Internet survey solutions more compelling and enjoyable for our panelists than surveys administered through traditional methods.

      Decline in Effectiveness of Telephone Data Collection.

•	Telephone Refusal Rates. The telephone is the dominant method for conducting marketing research surveys. However, the number of people refusing to participate in telephone research is increasing rapidly. According to a survey conducted by the Council for Marketing & Opinion Research (“CMOR”), an independent trade organization, the percentage of Americans refusing to participate in telephone surveys was 60% in 1999, 63% in 2001 and 79% in 2003. CMOR reported that telephone interviewers often have little chance of getting past the introduction before respondents refuse to participate. Also adding to the refusal rate is the fact that many potential respondents are among the millions of people who have listed their telephone numbers on the national Do Not Call registry and do not understand that survey research is exempt from that legislation.

•	Advanced Telephone Technology. An increasing number of homes are adopting advanced telephone technologies such as caller ID, answering machines and special ring tones to screen telephone calls and use call blocking to prevent unwanted calls completely. This decreases the opportunity to perform telephone surveys and makes conducting telephone surveys more expensive and time consuming.

•	Adoption of Mobile Telephones as Primary Telecommunication Device. There is a trend among consumers to abandon landline telephones and adopt mobile telephones as their primary means of telecommunication. The Telephone Consumer Protection Act, enacted in 1991, provides that calls cannot be placed by automatic telephone dialing systems to mobile telephone numbers unless the phone owner has given prior consent and is not charged for the call. This legislation impacts the telephone research industry and may become an even larger issue as telephone survey researchers lose access to a significant portion of the population switching to mobile telephones as a result of recent number portability regulations.

•	Proliferation of Non-usable Telephone Numbers. An increasing proportion of telephone numbers are being used by devices such as fax machines and computer modems. As a result of this trend, telephone survey data collectors are required to dial an ever-increasing volume of telephone numbers in order to reach the same number of respondents, thereby increasing their expenses. According to a

CMOR study published in June 2003, telephone data survey collectors were required to dial twice as many numbers in 2003 to complete a survey as they were required to dial in 1999.

      Growth in Internet Penetration. In 2003, the percentage of the U.S. population using the Internet was approximately 65%, up from 48% in 2000. In the United Kingdom, Internet use reached 57% in 2003, up from 28% in 2000. Viewed across the United Kingdom, Germany and France, on a blended basis, Internet penetration reached 43% in 2003, more than doubling from 2002. As Internet penetration increases, and in particular as broadband penetration climbs, we believe the migration from traditional data collection methods to Internet-based data collection will accelerate. As the population of Internet users increases, a larger and more diverse group of people become accessible to us as potential panelists and the quality of the Greenfield Online panel will likely improve.

Our Competitive Strengths

      We believe we are well-positioned for continued growth in our target market and the following strengths differentiate us from our competitors.

•	The Greenfield Online Panel. The Greenfield Online panel is one of the largest Internet-based panels available. Our 1.7 million panelists have double opted-in to participate in our surveys. We continue to actively expand the breadth and demographics of the Greenfield Online panel to address the needs of our clients. We perform extensive screening and analysis of our panelists, which allows us to offer our clients premium specialty panels comprised of people with similar characteristics. We have the ability to quickly reach appropriate target audiences within our panel for a wide range of client requests, including respondents in the healthcare, automotive, Hispanic, business-to-business, information technology and international segments. In 2003, the Greenfield Online panel completed 2,482 Internet-based marketing research projects.

•	Experienced Panel Management. Over the past nine years, we have developed proprietary panel management techniques designed to maximize the efficiency and productivity of the Greenfield Online panel. We maintain a fresh and active panel by continually adding new members and seeking additional information from our panelists. These panel management techniques allow us to efficiently target our survey invitations and create relevant cash and non-cash incentive programs for our panelists. Additionally, we maintain policies to protect the confidentiality of our panelists’ personal information and prohibit marketing to our panelists using information obtained through their survey participation. We believe that these policies have enabled us to develop a relationship of trust with our panelists and foster a climate that encourages their continued participation in our surveys.

•	Complete Internet Survey Solutions. We offer a wide range of Internet survey solutions that enable the global marketing research industry to conduct Internet-based research. Our complete range of survey solutions facilitates the migration from traditional survey methods to Internet-based methods and eliminates the need for our clients to develop their own Internet research capabilities.

•	Focused Sales Strategy. Our focused sales strategy seeks to incorporate our Internet survey solutions into our clients’ research proposals that they present to the end-users of the data we collect. Our client relationships are strengthened by this cooperative sales strategy which allows us to leverage their global sales forces as a distribution channel for our products and services. We do not compete with our clients for custom marketing research business from end-users.

•	Significant Operating Leverage. We believe our Internet-based business model provides significant operating leverage and should lead to expansion of our operating income margin if we succeed in growing our revenues. By leveraging the established Greenfield Online panel, conducting an increasing number of surveys using our existing technology infrastructure and benefiting from our operations center in India, we believe we will continue to improve our operating leverage.

•	Well-Established Brand and Commitment to Customer Service. We were founded in 1994 and conducted our first Internet-based marketing research project in 1995. Since our inception, we have built and refined the Greenfield Online panel and maintained a commitment to industry-leading customer service. For example, in 2003 we established an operations center near New Delhi, in Gurgaon, India, which is integrated with our U.S., Canadian and U.K. facilities and allows us to provide our clients with continuous survey programming, data collection and processing services. Our early entry into the Internet-based survey marketing research industry, the quality of the Greenfield Online panel and our commitment to customer service have enabled us to develop a strong brand within the marketing research industry.

Our Strategy

      Our goal is to maintain and build upon our leadership position within the global Internet survey solutions market. In order to achieve this goal, our strategy is to:

•	Drive Migration to Internet-Based Marketing Research. We believe the Internet is the best method to reach a representative population sample as compared to the telephone and other traditional survey methods. As a result there is an ongoing transition within the marketing research industry to Internet-based survey solutions. We will continue to facilitate this transition and capitalize on this migration by:

— Increasing the Size and Diversity of the Greenfield Online Panel. As the Greenfield Online panel becomes larger and more diverse, we will be able to reach smaller segments of the population allowing us to specifically target our clients’ research needs and offer higher value data.

— Expanding the Range of Our Specialty Panels. Our current specialty panels include healthcare, automotive, Hispanic, business-to-business, information technology and international panel segments. Our ability to capture and access specific demographic information about our panelists allows us to provide our clients with access to research audiences that were difficult or impossible to find through other methods.

— Developing New and Innovative Internet-Based Survey Solutions. New solutions, such as our media testing capabilities, integrate images, sound, video and other media directly into our surveys and provide a more interactive and engaging process than current methods.

— Providing Faster and Better Service than Traditional Data Collection Methods. Our clients seek suppliers that can provide high-quality panels and fast and accurate bid-turnaround and survey programming, allowing them more time to analyze survey data and provide timely, quality research for their customers. To achieve this strategy, we leverage our automated bid technology, skilled project management staff and our continuous survey programming capability.

•	Expand Internationally. During 2004, we intend to further develop our capabilities outside the United States, expanding the size and diversity of the Greenfield Online panel by adding more panelists from the United Kingdom, Germany, France and Canada. We believe the migration of data collection to the Internet in the international market is in its early stages and represents a significant growth opportunity.

•	Pursue Strategic Acquisitions. We intend to seek strategic acquisitions both in the United States and internationally to increase the size, diversity and geographic coverage of the Greenfield Online panel, increase our client base, acquire new technology, broaden our expertise and expand our portfolio of Internet survey solutions.

The Greenfield Online Panel

      The Greenfield Online panel is comprised of approximately 1.7 million individuals who voluntarily participate in our surveys. Our panelists represent households containing an estimated 4.7 million people.

•	Panel Acquisition. We continuously recruit from a diverse pool of sources, including Internet portals, special interest, age and ethnicity focused and other websites. We also administer our internally developed webmaster affiliate program to enable broad based recruitment from lower-traffic niche websites. We believe that this diversified recruitment strategy helps us fulfill our goal of maintaining one of the largest and most representative panels, while also helping to ensure a continuous, cost-effective supply of panelists. Our panel recruitment strategy allows us to make daily adjustments to our recruitment efforts to carefully balance the supply of panelists with the demand for specific types of panelists. In 2003, we recruited over 730,000 panelists from MSN through our agreement with Microsoft Corporation. Under the terms of this agreement, we recruit panelists for the Greenfield Online panel through MSN in exchange for our payment to Microsoft of fees based on the number of panelists recruited and the number of surveys delivered to our clients that are completed by such panelists. In the fourth quarter of 2003, panelists recruited through MSN represented approximately 81% of all new panelists recruited during that quarter. In November 2003, we substantially increased the diversification of our panelist recruiting program. As a result, in the first quarter of 2004, panelists recruited through MSN declined to approximately 56,250 panelists, representing approximately 23% of all new panelists recruited during that period. Throughout 2004, we plan to continue to expand the number of our panelist recruiting sources. In March 2004, the number of participating affiliates in our webmaster program grew to 274 websites and we entered into panelist recruiting agreements with 19 additional websites, data suppliers and advertising networks.

•	Panel Management. To extract maximum value from an Internet survey panel, proper panel management techniques must be employed. We utilize senior copywriters to design our communication materials, a well-maintained website, including a customized panelist web page, and responsive help desk support personnel to ensure that each contact we make with a panelist is a positive experience. We have developed performance metrics relating to panelist workload, responsiveness and participation and constantly test alternative communication strategies and incentive programs to ensure optimal panel productivity. We utilize an automated process to regularly probe our panel for additional profile data so that we can more accurately target our surveys and maximize the productivity of our panelists’ time.

•	Panel Incentives. Members of the Greenfield Online panel are offered incentives for participating in our surveys. We use a combination of sweepstakes and cash incentives, administered through our own incentive program, to encourage our panelists’ participation. The incentive level for a particular survey project is based upon the length and complexity of the survey and the difficulty in finding or motivating the survey’s target audience. We typically initiate a survey with a modest incentive and then adjust the incentive level up or down as we invite more panelists to take the survey, and depending on the initial response of our panelists. With this strategy, we efficiently balance the invitation quantity and incentive level to achieve the desired number of completed surveys within the specified client timeframe.

Our Internet-Based Survey Solutions

      We offer survey solutions exclusively using Internet-based methods supported by the Greenfield Online panel. These survey solutions are customized to our clients’ needs, including our full-service data collection and sample solutions.

      The chart below describes the flow of an Internet-based marketing research project and the role played by our Internet survey solutions:

Internet-Based Marketing Research Project Flow

                  Full-Service

      We program our clients’ surveys, host them on our website infrastructure, invite our panelists to take the surveys and deliver the compiled data to our clients for their analysis and presentation to the end-user. Our clients can utilize our complete range of Internet survey solutions, including embedded images, sound and video, store-shelf simulation testing and other 3D image demonstrations. Our full-service solutions also include our review of survey responses for internal consistency, data tabulation and verbatim response interpretation and coding services. Our full-service solutions takes a research questionnaire designed by our clients from programming through data delivery. The following table describes the products and services that comprise our full-service capabilities and a representative application for each product or service.

Product	Description	Representative Application

Tracking Studies	Studies that are fielded over time to determine advertising awareness and brand usage	Automobile manufacturers track consumer awareness of their brand to evaluate the effectiveness of their media spending
Conjoint Studies	Studies that conduct a “trade-off” analysis of features/functionality	Mobile phone carriers use these studies to design service plans with features that will attract the most consumers
Concept Testing	Studies that present product concepts to potential consumers	Consumer packaged goods companies test a range of new product offering to identify those with the most appeal to consumers
Media/ Audio Testing	Studies to evaluate the persuasiveness and key message recall associated with advertising	Health and beauty care manufacturers use these studies to test different versions of a new advertising campaign to see which is most likely to result in the purchase of their product
In-Home Usage Testing	Studies that ask respondents to try new products in their home	Over-the-counter remedy manufacturers ask consumers to test their products and provide feedback on the Internet
Omnibus Studies	Shared-cost studies that enable several clients to pool small sets of questions and receive feedback within 3 days	All industries take advantage of this product to get fast answers to urgent marketing questions

     Sample Solutions

      Clients that have survey programming capabilities, but have limited or no access to survey respondents, can purchase controlled access to the Greenfield Online panel. We believe that this offering is regarded in the marketplace as a high-value service, which we maintain by collecting demographic information upon panelist enrollment and by providing respondents to our clients who accurately match our clients’ demographic requirements.

Our Customers

      Our primary target market is full-service custom marketing research and consulting firms. We provide Internet survey solutions to firms of all sizes in this marketplace. In 2003, our top five clients by net revenue were: Taylor Nelson Sofres Intersearch, GfK-Custom Research, Inc., Hall and Partners, Synovate, Inc. and ARBOR, Inc. Our top two clients in 2003, Taylor Nelson Sofres Intersearch and GfK Custom Research, Inc., represented 14.5% and 12.7% of our total revenue in 2003, respectively. Our top client in 2003 was Taylor

Nelson Sofres Intersearch, with which we had an alliance agreement requiring it to make purchases of at least 5.6 million of our products and services from January 31, 2002 to January 31, 2004. Taylor Nelson Sofres Intersearch satisfied this obligation and is no longer contractually required to purchase our products and services. In 2003, Taylor Nelson Sofres Intersearch’s parent company acquired NFO Worldgroup, Inc., which maintains and operates a large Internet respondent panel similar to our own. As a result of this acquisition, we expect the revenue we receive from Taylor Nelson Sofres Intersearch in 2004 to be significantly less than in 2003. Our client base has grown to a diversified group of over 280 clients, of which 45 purchased over $100,000 in survey data collection services from us in 2003, up from 21 such clients in 2002. Our top ten clients represented 53% of our revenue in 2003. In 2002 and 2003, we successfully grew our client base by adding over 100 new clients each year.

      We have a partner program with 25 active clients. Our partner program provides preferred pricing, dedicated sales and service account teams and integrated marketing support and tools, as well as customized marketing materials to support the Internet research sales efforts of these client partners. We also have integrated systems for pricing, project-scoping and the project-delivery process with these clients. Because we are exclusively an Internet survey data provider and not a custom marketing research company, our clients often seek our participation in their sales and marketing efforts and integrate the Greenfield Online panel into their research proposals as a critical selling component.

Sales and Marketing

      We use a combination of sales professionals, account executives and our automated bid technology to maximize the personal interaction between sales professionals and current and prospective clients, while minimizing our sales and marketing costs. In 2002 and 2003, we made substantial investments in our sales infrastructure to better serve our clients and enter new markets. We have established regional offices in San Francisco, California, Toronto, Ontario and Minneapolis, Minnesota, and have sales representatives located in Colorado, Maryland, Arizona, New Jersey and the United Kingdom. Accordingly, our sales and marketing professionals are assigned to geographic, client-based and industry-specific territories and, in certain instances, to specialized research markets. As of April 5, 2004, we employed 32 sales and marketing professionals. As discussed elsewhere in this prospectus, we completed our transition to a cooperative sales strategy in January 2002 with the sale of our Custom Research Business to Taylor Nelson. By selling through the marketing research channel, we experience significant sales leverage and return on invested sales and marketing dollars.

Competition

      We currently compete with Internet-based survey data collection providers, Internet sample providers that provide access to survey respondents but do not offer survey technologies, technology companies that have developed tools for conducting Internet marketing research and traditional marketing research companies. The primary competitive factors in our industry include the quality and timeliness of data collection, the price of products and services and overall reputation in the marketplace. We believe we distinguish ourselves from our competitors through a combination of high-quality service provided by experienced professionals, client responsiveness, the size and diverse demographics of the Greenfield Online panel, process efficiencies and a dedicated focus on servicing the marketing research industry.

      We compete for clients with other Internet-based marketing research data collection firms, such as SPSS Service Bureau and Harris Interactive Service Bureau; firms offering respondent-only services, such as Survey Sampling, Inc. and e-Rewards, Inc.; and large marketing research companies, such as The Kantar Group and Harris Interactive, Inc. We expect to face competition in the future from other marketing research data collection firms that develop Internet-based products and services or other companies with access to large databases of individuals with whom they can communicate through the Internet. These companies may, either alone or in alliance with other firms, penetrate the Internet-based marketing research data collection market.

Technology and Intellectual Property

      Our systems are based on internally-developed and third-party software, and have been designed to reduce downtime in the event of outages or catastrophic occurrences. Our technology infrastructure provides continuous availability. We host our primary technology systems at our Wilton, Connecticut data center. To maintain reliability and to assure even distribution of work load, survey development and analysis of panel and survey data, we have replicated the functionality of the Wilton data center at a UUNET co-location facility under a co-location service agreement, which provides for redundant power supply and communications systems. Our Wilton facility is equipped with our own uninterruptible power supply, heating, ventilation and fire suppression systems. Data is backed up on a daily basis at both the UUNET and Wilton locations, and we routinely remove backed-up data from our primary storage facilities.

      We utilize the Confirmit survey development software program created and licensed by Future Information Research Management, Inc. to program our surveys so that they can be displayed through the Internet and taken by our panelists. We believe that this software represents the current standard in the Internet-based marketing research data collection industry.

      We regard our copyrights, service marks, trademarks, trade dress, trade secrets, proprietary technology and similar intellectual property as critical to our success and rely on trademark and copyright law, trade secret protection, confidentiality and assignment of invention agreements and/or license agreements with employees, customers, independent contractors, partners and others to protect our proprietary rights. We strategically pursue the registration of our trademarks and service marks in the United States and have applied for and obtained registrations in the United States for some of our trademarks and service marks, including FieldSource. Millward Brown, Inc. owns the rights in the United States to the names Greenfield and Greenfield Online, holds a U.S. registration for the Greenfield mark and has a pending registration in the United States of the Greenfield Online mark. We maintain an exclusive, perpetual, royalty-free license from the Millward Brown, Inc. to the Greenfield Online trademark for Internet qualitative and quantitative marketing research data collection services and to use the Greenfield name as part of our Internet domain names. Power your ResearchSM, Power Your Research With Our Experience, Our People, Our TechnologySM, Research Revolution®, NetReach® and FieldSource® are our trademarks, trade names and service marks. Neither we nor Millward Brown, Inc. have sought trademark registration of the name outside the United States. Effective trademark, service mark, copyright and trade secret protection for this name may not be available in every country in which our products and services are made available through the Internet.

Governmental Regulation

Do Not Call Registry

      In January 2002, the FTC adopted a rule that created a national Do Not Call registry that allows people to register their telephone numbers on a list from which telemarketers are prohibited from calling. In January 2003, two telemarketing groups filed complaints to block enforcement of the Do Not Call registry. In response to a decision from the Oklahoma U.S. District Court, the U.S. Congress passed the Do Not Call Implementation Act to specifically grant the FTC authority to create and maintain the Do Not Call registry. In September 2003, the U.S. District Court for the District of Colorado issued a decision holding that the Do Not Call registry was unconstitutional because it violated First Amendment free speech protections. The FTC immediately filed a motion to the 10th Circuit Court of Appeals to allow it to operate and enforce the Do Not Call registry pending its appeal to that Court. On February 17, 2004, the 10th Circuit Court of Appeals reversed the lower court and held that the Do Not Call registry was constitutional. At least one telemarketing group has publicly indicated it will appeal this decision to the U.S. Supreme Court.

Telephone Consumer Protection Act

      In 1991, Congress passed the Telephone Consumer Protection Act (the “TCPA”), granting the FCC the authority to promulgate rules protecting the privacy rights of people with telephones who wanted to avoid unwanted telemarketing calls. The FCC adopted rules to enforce this authority and under these rules telemarketers are prohibited from making telephone calls before 8 a.m. and after 9 p.m. The TCPA, which is the authorizing legislation for the FCC’s Do Not Call registry, also prohibits calls made to mobile telephones if the call is made using an automatic telephone dialing system (defined as equipment which has the capacity to store or produce telephone numbers to be called using a random or sequential number generator and to dial such numbers) or an artificial or pre-recorded voice, and if the call recipient is charged for the call.

Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003

      The federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN-SPAM Act”), which took effect on January 1, 2004, imposes a series of new requirements on the use of commercial email messages. The CAN-SPAM Act gives federal civil and criminal enforcement authorities new tools to combat unsolicited commercial email, and allows state attorneys general and Internet access services to enforce its civil provisions. The Act also directs the FTC to issue new regulations that define relevant criteria, which have not yet been promulgated, and to enforce the Act. Among other things, one proposal being examined by the FTC is a federal “Do Not Email” registry. The CAN-SPAM Act and the regulations enforcing the Act may significantly impact the manner in which we recruit and communicate with our panelists. It may also expose us to potential liability or require us to change or abandon our webmaster affiliate program and other recruitment techniques. The CAN-SPAM Act may require us to develop technology or systems to comply with its requirements for honoring “opt-out” requests. The CAN-SPAM Act provides a variety of remedies, including statutory damages, for each improper email sent. Additionally, there are at least 37 state statutes that purport to regulate the distribution of commercial email. Some of those statutes, or portions thereof, are preempted by the CAN-SPAM Act, but others may still be enforceable and provide for civil and criminal enforcement, and the imposition of penalties and damages for their violation. If we cannot comply with the requirements of the CAN-SPAM Act or these state statutes, we may need to cease operating portions of our business and our business could suffer.

The Internet Tax Freedom Act

      The Internet Tax Freedom Act (the “ITFA”), that was originally passed in 1995, prohibited states or political subdivisions from (i) imposing taxes on Internet access and (ii) imposing multiple and discriminatory taxes on e-commerce The ITFA expired on November 1, 2003 and has not been renewed. As a result of the expiration of the ITFA, states are no longer prohibited under federal law from imposing taxes that were covered by the ITFA. In the absence of a renewal of the ITFA, states may begin to impose taxes on Internet access, related charges and other e-commerce products and services. If one or more states impose such taxes in a manner that results in the taxation of Internet access providers, ourselves, our customers or other parties upon whom these parties’ or our panelists’ rely for access to the Internet or other products or services, it may harm our business.

Telecommunications Act of 1996

      In February 1999, the FCC issued a declaratory ruling interpreting the Telecommunications Act of 1996 to allow local exchange carriers to receive reciprocal compensation for traffic delivered to information service providers, particularly Internet service providers, on the basis that traffic bound for Internet service providers is largely interstate. As a result of this ruling, the costs of transmitting data over the Internet may increase. If this occurs, our tax liability and operating expenses may increase, and our business could suffer.

European Commission’s Directive on Data Protection

      The European Commission’s Directive on Data Protection (the “EC Directive”) went into effect in October 1998, and prohibited the transfer of personal data to non-European Union nations that do not meet the European “adequacy” standard for privacy protection. The United States takes a different approach to privacy from that taken by the European Union. The United States uses a sectoral approach that relies on a mix of legislation, regulation and self-regulation. The European Union, however, relies on comprehensive legislation that, for example, requires creation of government data protection agencies, registration of databases with those agencies, and in some instances prior approval before personal data processing may begin. As a result of these different approaches, the Directive could have significantly hampered the ability of U.S. companies to engage in many trans-Atlantic transactions.

      In order to bridge these different privacy approaches and provide a streamlined means for U.S. organizations to comply with the EC Directive, the U.S. Department of Commerce in consultation with the European Commission developed a “safe harbor” framework. To be assured of safe harbor benefits, an organization needs to self certify annually to the U.S. Department of Commerce in writing that it agrees to adhere to the safe harbor’s requirements, which includes elements such as notice, choice, access, and enforcement. It must also state in its published privacy policy statement that it adheres to the safe harbor guidelines. The Department of Commerce maintains a list of all organizations that file self-certification letters and make both the list and the self-certification letters publicly available.

      To qualify for the safe harbor, an organization can (1) join a self-regulatory privacy program that adheres to the safe harbor’s requirements; or (2) develop its own self regulatory privacy policy that conforms to the safe harbor. We have self-certified to the U.S. Department of Commerce and have joined TRUSTe, a United States-based self-regulatory privacy program. As a result, we have been certified as compliant with the “safe harbor” guidelines.

Facilities

      Our headquarters and principal U.S. operations facility occupies approximately 30,000 square feet and is located at 21 River Road, Wilton, Connecticut, under a lease that expires in November 2009. Our other U.S. operations facility is located in San Francisco, California, where we lease approximately 5,000 square feet of which we occupy approximately 1,800 square feet under a lease that expires in December 2004, of which another 1,400 square feet remains unoccupied. We also lease a data center to support our operations that occupies approximately 3,100 square feet in Wilton, Connecticut, along with office space in East Brunswick, New Jersey and Bethesda, Maryland to support our sales and marketing team.

      Our international offices are based in Gurgaon, India and Buckinghamshire, United Kingdom. Our operations facility in Gurgaon, near New Delhi, will occupy approximately 19,300 square feet under a lease that expires in July 2007, unless renewed at our option for an additional three years. Our facility in Buckinghamshire, which is used primarily for sales and marketing, occupies approximately 325 square feet under a lease that expires in September 2004. In addition to these facilities, we are currently attempting to sublease approximately 5,600 square feet of office space in Gurgaon, India that we formerly occupied prior to our move to the new Gurgaon space, and we currently sublease approximately 1,800 square feet of office space to Taylor Nelson in our 5,000 square feet facility in San Francisco, California. We believe that our current facilities are adequate to meet our needs for the foreseeable future and that additional or alternative facilities may be leased on commercially reasonable terms to meet our future needs, if necessary.

Employees

      As of April 5, 2004, we employed a total of 191 people. Of our U.S.-based employees, 29 are in sales and marketing, 38 are in client service, 11 are in technology development and 12 are in finance and administration. GFOL India employed 93 people, all located in Gurgaon, India. GFOL Europe employs three people, all located in Buckinghamshire, United Kingdom. Greenfield Online Canada Ltd. employs two people, both located in Toronto, Ontario. None of our employees are represented by a collective bargaining agreement. We have not experienced any work stoppages and consider our relationship with our employees to be good.

Legal Proceedings

      From time to time, we may become involved in litigation relating to claims arising from our ordinary course of business. There are no claims or actions currently pending or, to our knowledge, threatened against us.

MANAGEMENT

Our Directors and Executive Officers

      The following table sets forth certain information about our directors and executive officers as of the date of this prospectus.

Name	Age	Position

Dean A. Wiltse	51	President, Chief Executive Officer and Director
Robert E. Bies	45	Executive Vice President, Chief Financial Officer and Treasurer
Jonathan A. Flatow	42	Vice President Corporate Development, Secretary and General Counsel
Hugh O. Davis	31	Chief Technology Officer
Keith Price	31	Senior Vice President of Sales
Frank Kelly	44	Senior Vice President of Marketing and Strategy
Elizabeth A. Rounds	51	Senior Vice President of Global Partner Strategy
Peter Sobiloff	47	Chairman of the Board of Directors
Jeffrey Horing	40	Director
Joel R. Mesznik(1)(2)(3)	58	Director
Burton J. Manning(2)(3)	72	Director
Lawrence R. Handen	37	Director
Lise J. Buyer(3)(4)	44	Director
Vikas Kapoor(1)(2)(3)	42	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the governance and nominating committee.

(4)	Has agreed to become a member of the audit committee 30 days after completion of this offering.

     Dean A. Wiltse has served as our President and Chief Executive Officer and a member of our Board of Directors since April 2001. From February 1999 until April 2001, Mr. Wiltse was employed by Engage, Inc., where he served as General Manager of the Software Division from February 1999 to June of 2000, as Executive Vice President from June 2000 to September 2000, and as President of the Software Division, Engage Software, Inc., from September 2000 to April 2001. Mr. Wiltse has also held senior management positions with Avid Technology, Inc., Vivo Software Inc. (acquired by RealNetworks, Inc.), Vst Technology, Inc. and Radius Inc. Mr. Wiltse holds a B.A. from American University, Kogod School of Business.

      Robert E. Bies has served as our Chief Financial Officer since October 1999, Treasurer since December 1999 and Executive Vice President since August 2002. Prior to joining us, Mr. Bies was with The Janis Group, Inc., serving as Chief Financial Officer, Secretary and Treasurer between 1997 and 1999. Mr. Bies holds a B.S. summa cum laude from Long Island University and an M.B.A. with distinction from Hofstra University. Mr. Bies is a certified public accountant licensed in New York.

      Jonathan A. Flatow has served as our Secretary since July 1999, as General Counsel since March 2000 and as Vice President Corporate Development since May 2001. Prior to joining us, Mr. Flatow was a partner in the law firm of Wake, See, Dimes & Bryniczka, which he joined in 1986 as an associate. Mr. Flatow holds a B.A. from Franklin & Marshall College and a J.D. from Pace University School of Law.

      Hugh O. Davis was a founder of Greenfield Online in 1994. He joined Greenfield Consulting Group in September 1992 and in January 2001, he was promoted to Chief Technology Officer, which is his current position. Mr. Davis holds a B.S. from Fairfield University.

      Keith Price has served as our Senior Vice President of Sales since September 2001. From June 2000 to August 2001 he served as Vice President of our FieldSource division, the predecessor to our current Internet survey solutions business. From October 1999 to May 2000 he served as Director, Client Development and launched our FieldSource division. From 1994 to 1999 he was with Survey Sampling, Inc., and most recently served as its Manager of Business Development. Mr. Price holds a B.A. from Providence College.

      Frank Kelly has served as our Senior Vice President of Marketing and Strategy since January of 2004. Mr. Kelly was with the ACNielsen Company as Global Vice President of Marketing for Consumer Research Services from February 1998 until December 2003. Mr. Kelly holds a B.S. from Babson College and an M.B.A. from Northeastern University.

      Elizabeth A. Rounds has served as our Senior Vice President of Global Partner Strategy since March 2004. Prior to joining Greenfield Online she served as senior vice president with GfK-Custom Research Inc., a custom marketing research company, between November 1978 and February 2004. Ms. Rounds holds a B.S. from Trinity University.

      Jeffrey Horing has served as a member of our board of directors since May 1999. From its founding in 1995 to the present, Mr. Horing has served as a member of Insight Venture Partners, a venture capital firm. Mr. Horing is a director of several non-publicly traded companies. He holds a B.S.E. and B.S. from the University of Pennsylvania’s Moore School of Engineering and The Wharton School of Business and an M.B.A. from the M.I.T. Sloan School of Management.

      Peter Sobiloff has served as a member of our board of directors since May 1999 and as our chairman since May 2001. Mr. Sobiloff has been a General Partner of Insight Venture Partners, a venture capital firm, since 1998. Mr. Sobiloff served as Senior Executive at i2 Technologies, a software company, from 1997 to 1998. Mr. Sobiloff is a director of several non-publicly traded companies. He holds a B.A. from Baruch College.

      Lawrence R. Handen has served as a member of our board of directors since May 2001. Since November 2000, Mr. Handen has been a General Partner of UBS Capital Americas. From 1997 to November 2000 he was a partner with PricewaterhouseCoopers. Mr. Handen holds a B.A. from Bucknell University and an M.B.A. from New York University. Mr. Handen currently serves as a director of DynamicSoft, Inc., Guardent, Inc., MetaStorm, Inc., Optum, Inc., Sonexis, Inc. and Xelus, Inc.

      The following directors have been determined to be independent under the Nasdaq National Market rules by our current board of directors. The independent directors will hold regularly scheduled meetings at which only the independent directors will be present.

      Joel R. Mesznik has served as a member of our board of directors since May 1999. He has been President of Mesco Ltd., a consulting company, since 1990. He is also a director of RAIT Investment Trust (listed on the New York Stock Exchange), Pharma/wHealth Management Company (listed on the Luxembourg Stock Exchange) and a number of non-publicly traded companies. Mr. Mesznik holds a B.S. from City University of New York and an M.B.A. from Columbia University, Graduate School of Business.

      Burton J. Manning has served as a member of our board of directors since May 1999. From 1987 to March 1997, Mr. Manning was Chairman and Chief Executive Officer of J. Walter Thompson Co. From March 1997 to January 1998, Mr. Manning was chairman of J. Walter Thompson Co. From January 1998 to present, he has served as president of Brookbound, Inc. In addition to his service on our board of directors, he serves on the board of directors of Friendly Ice Cream Corp. and a number of non-publicly traded companies.

      Lise J. Buyer has served as a member of our board of directors since April 2004. Since April 2003, Ms. Buyer has served as the Director of Business Optimization at Google Inc., a privately held technology company focused on search services. From September 2002 to March 2003, she served as a consultant and the Director of Research for Vista Research LLC, an independent equity research firm in New York, New York. From May 2000 to July 2002 she was a General Partner at Technology Partners, a Palo Alto, California venture capital firm. Ms. Buyer was the Director of Internet/ New Media Research at Credit Suisse First Boston from July 1998 to May 2000. Prior to that she spent 15 years as an institutional equity investor and analyst of both the technology and media industries. Ms. Buyer holds a B.A. from Wellesley College and an M.B.A. from the Owen Graduate School of Management at Vanderbilt University.

      Vikas Kapoor has served as a member of our board of directors since April 2004. Since September 2003, Mr. Kapoor has led IntelliRisk Management Corporation, as a member of the executive committee of the board of directors from September 2003 to December 2003, and as Chief Executive Officer since January 2004. From August 2002 to August 2003, Mr. Kapoor served as Chief Executive Officer of Opera Solutions, LLC. From October 2001 to July 2002, Mr. Kapoor served as the Chief Executive Officer of Delano Technology Corporation. From December 2000 to September 2001, Mr. Kapoor served as Chief Executive Officer of Opera Ventures, LLC. From March 2000 to November 2000, Mr. Kapoor served as President of Walker Digital, LLC. From September 1999 to March 2000, Mr. Kapoor served as a member of the senior management team of USweb/CKS Corporation. Mr. Kapoor founded Mitchell Madison Group, LLC in 1994. Mitchell Madison Group was acquired by USWeb/CKS in September 1999. Mr. Kapoor holds a B.A. from Princeton University, an M.A. from Harvard University, Graduate School of Arts & Sciences and an M.B.A. from the Harvard Business School.

Board Structure and Composition

      Currently, eight individuals are serving as our directors. Following the completion of this offering, we expect Jeffrey Horing to resign from our board of directors and the size of the board will be reduced to seven members.

      Upon completion of this offering, our board of directors will be divided into three classes of directors as provided in our new certificate of incorporation and bylaws and as set forth below.

	Expiration of
Class	Initial Term
		Directors
I	2005	Lise Buyer and Vikas Kapoor
II	2006	Burton Manning and Lawrence Handen
III	2007	Peter Sobiloff, Joel Mesznik and Dean Wiltse

      Commencing with the annual meeting of stockholders to be held in 2005, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years.

      Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Board Committees

      Our board of directors has established an audit committee, a governance and nominating committee and a compensation committee.

      Audit Committee. Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent auditors’ qualifications, independence and performance; determines the engagement of the independent auditors; pre-approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors as required by law; reviews our consolidated financial statements; reviews our critical accounting policies and estimates; oversees our internal audit function; annually reviews the audit committee charter and the committee’s performance; reviews and approves the scope of the annual audit and the audit fee; and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly consolidated financial statements. The current members of our audit committee are Mr. Mesznik (its committee chair) and Mr. Kapoor. Ms. Buyer will be elected to the audit committee effective 30 days after completion of this offering. As of the completion of this offering and the appointment of Ms. Buyer, all members of our audit committee will meet the applicable tests for independence and the requirements for financial literacy under applicable rules and regulations of the SEC and the Nasdaq National Market. Our board has determined that Mr. Mesznik is an audit committee financial expert, as defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and has the requisite “accounting or related financial expertise,” as defined by applicable rules and regulations of the Nasdaq National Market.

      Governance and Nominating Committee. Our governance and nominating committee establishes and oversees the process for identifying and evaluating nominees for directorships, including identification, interviewing and recruiting of board candidates. The governance and nominating committee also reviews and makes recommendations regarding our corporate governance guidelines. The governance and nominating committee currently consists of Ms. Buyer and Messrs. Mesznik (its committee chair), Manning and Kapoor. All members of our governance and nominating committee meet the applicable tests for independence under the applicable rules and regulations of the SEC and the Nasdaq National Market.

      Compensation Committee. Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees, including: reviewing and approving corporate goals and objectives relevant to compensation of the chief executive officer and other senior officers; evaluating the performance of these officers in light of those goals and objectives; and setting compensation of these officers based on such evaluations. The compensation committee also will administer the issuance of stock options and other awards under our stock and benefit plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The compensation committee currently consists of Messrs. Mesznik (its committee chair), Manning and Kapoor. All members of our compensation committee meet the applicable tests for independence under the applicable rules and regulations of the SEC, the Nasdaq National Market and the Internal Revenue Service.

Compensation Committee Interlocks and Insider Participation

      Following the completion of this offering, the members of our compensation committee will be Messrs. Mesznik, Manning and Kapoor. Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Code of Business Conduct and Ethics

      Our board of directors has adopted a code of business conduct and ethics applicable to our directors, executive officers, including our chief financial officer and other of our senior financial officers performing similar functions, and employees, in accordance with applicable rules and regulations of the SEC and the Nasdaq National Market.

Board Compensation

      In February 2004, we adopted a Board of Directors’ Compensation Plan that provides for the compensation of our non-employee directors. Under this plan, non-employee directors are entitled to an annual stipend of $16,000, and receive meeting fees for attending each board and committee meeting. The chairman of the board and the chairman of each committee receive $2,500 per board and committee meeting and the members of the board and each committee receive $1,250 per meeting. In addition, our directors may participate in the 1999 Option Plan and the 2004 Equity Plan. Each non-employee director is entitled to be reimbursed the reasonable costs and expenses incurred in attending board meetings.

      The non-employee members of our board of directors received the following stock option grants as compensation for their attendance at our board and committee meetings. These options vest over four years, with 25% vesting after one year and the balance vesting 12.5% semi-annually over the remaining period, with the exception of the options granted to Mr. Manning on October 15, 2003, which immediately vested.

	Number of Shares		Weighted Average
Non-Employee Director	Subject to Options	Dates of Grant	Exercise Price

Peter Sobiloff	404	7/1999–7/2001	$34.62
Jeffrey Horing	404	7/1999–7/2001	34.62
Joel R. Mesznik(1)	404	7/1999–7/2001	34.62
Burton J. Manning(2)	19,264	9/2000–10/2003	2.90
Lawrence R. Handen	—	—	—

(1)	Mr. Mesznik exercised additional options for 36,978 shares of common stock in 1999.

(2)	Mr. Manning exercised additional options for 3,074 shares of common stock in 1999.

     Pursuant to our 2004 Director Compensation Plan, upon completion of this offering our non-employee directors will each receive a one-time grant of options under the 2004 Equity Plan to purchase 40,000 shares of our common stock with an exercise price equal to the initial public offering price of the shares sold in this offering. These options vested immediately upon grant for those directors who had been serving on the board for at least two years as of January 1, 2004. Option grants made to directors who joined or will join the board on or after January 1, 2004 will vest over a period of 4 years; 25% on the first anniversary of the grant and 12.5% each six month period thereafter. Unvested options are forfeited if and when a director ceases to be a member of the board of directors.

Executive Compensation

      The following table sets forth the total compensation awarded or paid to, or earned for, services rendered to us in all capacities during 2003, by our Chief Executive Officer and our four other most highly compensated executive officers. These executives are referred to as the “named executive officers” elsewhere in this prospectus.

Summary Compensation Table

					Long-Term
					Compensation
	Annual Compensation
					Securities
			Other Annual		Underlying	All Other
Name and Principal Position	Salary	Bonus	Compensation		Options	Compensation(1)

Dean A. Wiltse	$250,000	$416,667	$107,834	(2)	—	—
President and Chief Executive Officer
Robert E. Bies	185,000	283,333	—		17,857	$2,400	(3)
Executive Vice President, Chief Financial Officer and Treasurer
Jonathan A. Flatow	175,000	150,000	3,895	(4)	17,857	2,400	(3)
Vice President of Corporate Development, Secretary and General Counsel
Hugh O. Davis	165,000	150,000	—		17,857	1,650	(3)
Chief Technology Officer
Keith Price	150,000	205,000	132,323	(5)	114,285	2,400	(3)
Senior Vice President

(1)	In addition to the compensation reflected in this table, Messrs. Wiltse, Bies, Flatow and Davis were each granted shares of restricted stock in December 2002. One-half of these restricted shares vested upon grant and the remaining one-half vested in January 2004. See “Certain Relationships and Related Transactions — Restricted Stock Agreements.”

(2)	Represents other compensation consisting of an $18,000 car allowance, $5,210 car usage allowance and $84,633 in moving expense reimbursement.

(3)	Represents a 20% matching contribution to the executives’ 401(k) plan.

(4)	Represents reimbursement of disability insurance premiums paid by executive.

(5)	Represents sales commissions.

Stock Option Grants in 2003

      The following table sets forth information with respect to stock options granted to each of our named executive officers during 2003 and includes the potential realizable value, which is the exercise price before taxes associated with exercise, over the entire term of the options. This determination assumes options are exercised at the end of their terms, based on assumed annually compounded rates of stock appreciation of 5% and 10% and based on the exercise price per share. These assumed rates of appreciation comply with the rules of the SEC and do not represent our estimate of future common stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock. We granted options to purchase a total of 600,472 shares of common stock during 2003.

      Options granted in 2003 to the named executive officers were granted under the 1999 Option Plan, the material terms of which are further described below. All options granted to the named executive officers are options to purchase our common stock. One-quarter of the shares subject to each option grant vest on the first anniversary of the date of grant, and an additional one-eighth of the shares subject to the option vest each six months after the first anniversary. All options were granted at or above fair market value as determined in good faith by our board of directors on the date of grant.

Option Grants in 2003

					Potential Realizable
	Individual Grants				Value at Assumed
					Annual Stock Price
	Number of	Percentage of			Appreciation Rate for
	Securities	Total Options	Exercise		Option Term
	Underlying	Granted in	Price Per	Expiration
	Options	2003	Share	Date	5%	10%

Dean A. Wiltse	—	—	—	—	—	—
Robert E. Bies	17,857	3.0%	$2.66	10/15/2013	$29,872	$75,702
Jonathan A. Flatow	17,857	3.0	2.66	10/15/2013	29,872	75,702
Hugh O. Davis	17,857	3.0	2.66	10/15/2013	29,872	75,702
Keith Price	114,285	19.0	0.14	03/31/2013	10,062	25,500

Aggregate Option Exercises in Fiscal Year 2003 and Fiscal Year-End Option Values

      The following table sets forth option exercises during 2003, the value realized upon the exercise of those options and the number of shares of common stock subject to exercisable stock options held as of December 31, 2003, by the named executive officers.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		In-the-Money Options at
	Shares		December 31, 2003		December 31, 2003(1)
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Dean A. Wiltse	—	—	44,227	26,536	$714,274	$428,566
Robert E. Bies	—	—	17,949	24,860	186,477	360,283
Jonathan A. Flatow	—	—	12,746	23,105	121,089	321,050
Hugh O. Davis	—	—	7,497	22,355	121,089	321,050
Keith Price	—	—	2,403	115,541	33,600	1,897,897

(1)	There was no public trading market for our common stock as of December 31, 2003. Accordingly, these values have been based on our board of directors’ determination that the fair market value of the underlying shares as of December 31, 2003 was no less than $2.66 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

Employment Agreements and Change of Control Provisions

      We have entered into employment agreements with each of our named executive officers. Each of these agreements may be terminated by either us or the executive officer at any time with or without cause.

      In April 2004, we entered into an employment agreement with Dean Wiltse, our Chief Executive Officer. The agreement provides for an annual base salary of $400,000 and payment of 12 months’ base salary if we terminate Mr. Wiltse without cause. The agreement also provides that if, prior to a change in control, we terminate Mr. Wiltse without cause or if he resigns for good reason, he will receive his base salary for two years following such termination, paid in monthly installments. If Mr. Wiltse is terminated without cause upon a change of control or within one year of a change of control, or if he resigns for good reason within one year of a change of control, we will pay his base salary for two years following such termination or resignation in monthly installments and a fixed bonus of six months’ salary in one lump sum.

      The employment agreements with our other executive officers provide for the payment of base salaries as follows: Robert Bies — $250,000; Jonathan Flatow — $200,000; Hugh Davis — $200,000; Keith Price — $200,000; Frank Kelly — $150,000; and Elizabeth Rounds — $150,000. In addition, the agreement with Ms. Rounds provides for the payment of an annual bonus of $75,000 upon the achievement of certain performance objectives, and the agreement with Mr. Kelly provides that he will participate in any performance-based bonus program that we make available to other members of our senior management.

      In addition, each of the agreements with Ms. Rounds and Messrs. Wiltse, Bies, Flatow, Davis, Kelly and Price:

•	provides for participation in any performance-based bonus programs that we make available to other members of our senior management;

•	prohibits the executive officer, during his or her employment with us and for a period of five years thereafter, from disclosing confidential information;

•	requires the executive officer to transfer to us any inventions he or she develops during his or her employment with us; and

•	prohibits the executive officer from competing with us, disparaging us or hiring our employees for a period of one year after their termination.

      In addition, each of the agreements with Messrs. Bies, Flatow, Davis and Price:

•	provides for payment to them of 12 months’ base salary plus a pro rata portion of the annual bonus to which the named executive officer would have been entitled under our performance-based bonus program in the year in which a termination occurs if we terminate the named executive officer without cause or it the named executive officer resigns from employment with us for good reason; and

•	provides that, if we terminate the named executive officer upon a change of control or within one year after a change of control without cause, or if he resigns for good reason within one year after a change of control, we will pay his base salary for 18 months in monthly installments and pay him a fixed bonus of three months’ salary in one lump sum plus any unvested stock options or other equity-based incentive awards will become immediately vested and remain exercisable for 12 months from such termination date.

Stock Based Plans

Amended and Restated 1999 Stock Option Plan

      The 1999 Option Plan was adopted by our board of directors and stockholders on May 12, 1999, and amended by our board of directors on March 3, 2000 and subsequently approved by our stockholders on March 6, 2000. Upon the effectiveness of this offering, no further option grants will be made under the 1999 Option Plan and the 1999 Option Plan will terminate on May 12, 2009, the tenth anniversary of the date the 1999 Option Plan was adopted by our board of directors. The 1999 Option Plan provides for the grant of incentive stock options and nonqualified stock options, which may be granted to our employee, including officers and directors, employees and consultants.

      Share Reserve. The aggregate number of shares of common stock that may be issued pursuant to awards granted under the 1999 Option Plan is 987,040 shares. As of April 5, 2004, 44,000 shares of common stock have been issued as a result of grants made under the 1999 Option Plan, options to purchase 920,487 shares are currently outstanding and options to purchase 22,554 shares are available for future grant under the 1999 Option Plan.

      Administration. The board of directors administers the 1999 Option Plan and may delegate this authority to administer the plan to a committee. Subject to the terms of the 1999 Option Plan, the plan administrator (our board of directors or its authorized committee) determines recipients, grant dates, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted.

      Stock Options. Nonstatutory stock options and incentive stock options are granted pursuant to nonstatutory stock option agreements and incentive stock option agreements, respectively. The 1999 Option Plan administrator determines the exercise price for stock options. For persons owning more than ten percent of our stock or of any of our affiliates (ten percent stockholders), the exercise price for incentive options will be at least 110% of the fair market value of the shares of common stock underlying the incentive option on the date such incentive option is granted and such incentive options will not be exercisable after the expiration of five years from the date of grant. The plan administrator determines the vesting period and term of stock options granted under the 1999 Option Plan.

      Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death or the optionee dies within a specified period after termination of service, the optionee, or his or her beneficiary, may exercise any vested options for a period of 12 months in the event of disability or death, after the date such service relationship ends or after death, as applicable. Unless the option agreement provides for earlier or later termination, if an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of ninety days from cessation of service, unless discharged for misconduct that was willful or wantonly harmful to us, in which case the options expire immediately upon discharge. In no event, however, may an option be exercised after the expiration of its term, as set forth in the stock option agreement.

      Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will either be cash, a cashless exercise or other legal consideration approved by the plan administrator. The plan administrator may grant stock options with provisions entitling the optionee to a further option in the event the optionee exercises the option evidenced by the option agreement, in whole or in part, by surrendering other shares of our common stock.

      Generally, an optionee may not transfer a nonstatutory option other than by will or the laws of descent and distribution, unless the nonstatutory option agreement provides otherwise. Optionees may not transfer incentive options except by will or by the laws of descent and distribution.

      Changes to Capital Structure. The number of shares that may be delivered under the 1999 Option Plan and the number and price of the shares covered by each outstanding stock award will be adjusted proportionately in the event of an increase or decrease in the number of outstanding shares of our common stock resulting from a stock split or reverse split of shares or any other capital adjustment or the payment of a stock dividend or other increase or decrease in such shares effected without receipt of consideration by us excluding any decrease resulting from a redemption of our shares.

      Changes in Control. In the event of a change in control of us, all outstanding options and other awards under the 1999 Option Plan may be assumed, continued or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such awards, the vesting of such awards held by awardholders whose service with us or any of our affiliates has not terminated will be accelerated and such awards will be fully vested and exercisable immediately prior to the consummation of such transaction, conditioned upon the effectiveness of the change in control. The stock awards shall automatically terminate upon consummation of such transaction if not exercised prior to such event. Options granted under the 1999 Option Plan to our senior managers provide for accelerated vesting in the event of a change in control if, within one year of a corporate transaction, either (i) the senior manager’s employment is terminated by the successor corporation without cause, or (ii) the senior manager resigns from the successor corporation for good reason.

2004 Equity Incentive Plan

      Our board of directors adopted the 2004 Equity Plan on April 1, 2004 and our stockholders approved it on April 1, 2004. The 2004 Equity Plan will become effective upon the completion of this offering. Unless sooner terminated by the board of directors, the 2004 Equity Plan will terminate on March 31, 2014, the day before the tenth anniversary of the date that the plan is adopted by the board. The 2004 Equity Plan provides for the grant of incentive stock options, nonstatutory stock options, stock bonuses, restricted stock awards, and stock appreciation rights, which may be granted to our employees (including officers), directors and consultants.

      Share Reserve. The aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2004 Equity Plan shall not exceed 785,714 plus (i) the number of shares that are available for award under the 1999 Option Plan at the time of effectiveness of the 2004 Equity Plan and (ii) the number of shares that are subject to awards under the 1999 Plan that are forfeited or expire prior to the termination of the 1999 Option Plan that become available for re-grant in accordance with the provisions of the 1999 Option Plan (and in the case of clause (i) and (ii) such shares shall no longer be available for issuance under the 1999 Option Plan); provided, that, the aggregate number of shares issuable under the 2004 Equity Plan shall not exceed 10% of our outstanding common stock at the time of the completion of this offering calculated on a fully-diluted basis (assuming the exercise or conversion of all outstanding options, warrants and other securities convertible into or exchangeable for shares of our common stock). As of the date of this prospectus, no shares of common stock have been issued under the 2004 Equity Plan.

      The following types of shares issued under the 2004 Equity Plan may again become available for the grant of new awards under the 2004 Equity Plan: restricted stock issued under the 2004 Equity Plan or the

1999 Plan that is forfeited or repurchased prior to it becoming fully vested; shares withheld for taxes; shares tendered to us to pay the exercise price of an option; and shares subject to awards issued under the 2004 Equity Plan or the 1999 Option Plan that have expired or otherwise terminated without having been exercised in full. Shares issued under the 2004 Equity Plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

      Administration. The board of directors will administer the 2004 Equity Plan and may delegate this authority to administer the plan to a committee. Subject to the terms of the 2004 Equity Plan, the plan administrator (our board of directors or its authorized committee) determines recipients, grant dates, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price for restricted stock and, if applicable, the strike price for stock appreciation rights.

      Stock Options. Nonstatutory stock options, or nonstatutory options, and incentive stock options, or incentive options, are granted pursuant to nonstatutory stock option agreements and incentive stock option agreements, respectively. The plan administrator determines the exercise price for stock options. Subject to the limitations set forth below regarding persons owning more than ten percent of our stock or of any of our affiliates (ten percent stockholders), the exercise price for incentive options will be at least 100% of the fair market value of the shares of common stock underlying the incentive option on the date such incentive option is granted and such incentive options will not be exercisable after the expiration of ten years from the date of grant. For ten percent stockholders, the exercise price for incentive options will be at least 110% of the fair market value of the shares of common stock underlying the incentive option on the date such incentive option is granted and such incentive options will not be exercisable after the expiration of five years from the date of grant. The plan administrator determines the vesting period and term of stock options granted under the 2004 Equity Plan.

      Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death or the optionee dies within a specified period after termination of service, the optionee, or his or her beneficiary, may exercise any vested options for a period of 12 months in the event of disability or 18 months in the event of death, after the date such service relationship ends or after death, as applicable. If an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested options for a period of three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. In no event, however, may an option be exercised after the expiration of its term, as set forth in the stock option agreement.

      Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will either be cash, common stock owned by the optionee which has been held by the optionee for at least six months, a deferred payment arrangement, a cashless exercise or other legal consideration approved by the plan administrator. The plan administrator may grant stock options with provisions entitling the optionee to a further option in the event the optionee exercises the option evidenced by the option agreement, in whole or in part, by surrendering other shares of our common stock.

      Generally, an optionee may not transfer a nonstatutory option other than by will or the laws of descent and distribution unless the nonstatutory option agreement provides otherwise. Optionees may not transfer incentive options except by will or by the laws of descent and distribution and incentive options are exercisable during the lifetime of the optionee only by the optionee. Optionees may designate a beneficiary who may exercise the option following the optionee’s death.

      Stock Bonus Awards. Stock bonus awards are granted pursuant to stock bonus agreements. The purchase price for stock bonus awards may be payable by the recipient’s performance of services for us. Stock bonus awards may be subject to a repurchase right in accordance with a vesting schedule determined by the board of directors. Upon termination of a recipient’s service with us, stock bonus awards which are unvested as of the date of such termination may be reacquired by us after such time as it would not result in negative accounting consequences. Stock bonus awards may be transferable only to the extent provided in a stock bonus agreement.

      Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements. The plan administrator determines the purchase price for restricted stock awards. The purchase price for a restricted stock award may be payable in cash, by the recipient’s services performed or to be performed for us, according to a deferred payment arrangement at the discretion of the plan administrator or any other form of legal consideration approved by the plan administrator. Upon termination of a recipient’s service with us, shares of restricted stock that are unvested as of the date of such termination may be reacquired by us subject to the terms of the restricted stock award agreement. Restricted stock awards may be subject to a repurchase right in accordance with a vesting schedule determined by the board of directors. Restricted stock awards may be transferable only to the extent provided in a restricted stock award agreement.

      Stock Appreciation Rights. Stock appreciation rights are granted pursuant to a stock appreciation rights agreements. The plan administrator may grant stock appreciation rights in connection with stock options or in a stand-alone grant. The plan administrator determines the strike price for a stock appreciation right. A stock appreciation right granted under the 2004 Equity Plan vests at the rate specified in the stock appreciation right agreement.

      The plan administrator determines the term of stock appreciation rights granted under the 2004 Equity Plan. With respect to stock appreciation rights that are granted in connection with stock options, such stock appreciation rights shall be exercisable only to the extent that the related stock option is exercisable and such stock appreciation rights shall expire no later than the date on which the related stock options expire. If an awardholder’s relationship with us, or any of our affiliates, ceases for any reason, any unvested stock appreciation rights will be forfeited and any vested stock appreciation rights will be automatically redeemed.

      Changes to Capital Structure. In the event of a dividend or other distribution (whether in the form of cash, shares of common stock, other securities, or other property), recapitalization, stock split, reorganization, merger, consolidation, exchange of our common stock or our other securities, or other change in our corporate structure, the plan administrator may adjust the number of shares that may be delivered under the incentive plan and the number and price of the shares covered by each outstanding stock award.

      Changes in Control. In the event of a change in control of us, all outstanding options and other awards under the 2004 Equity Plan may be assumed, continued or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such awards, the vesting of such awards held by awardholders whose service with us or any of our affiliates has not terminated will be accelerated and such awards will be fully vested and exercisable immediately prior to the consummation of such transaction, and the stock awards shall automatically terminate upon consummation of such transaction if not exercised prior to such event.

      The board of directors may amend (subject to shareholder approval as required by applicable law), suspend or terminate the 2004 Equity Plan at any time.

2004 Employee Stock Purchase Plan

      Our board of directors adopted our Stock Purchase Plan on April 1, 2004 and our stockholders adopted it on April 1, 2004. The Stock Purchase Plan will become effective upon the completion of this offering or as determined by our board of directors.

      Share Reserve. The Stock Purchase Plan authorizes the issuance of 250,000 shares of common stock pursuant to purchase rights granted to certain of our employees or to employees of any of our subsidiaries that we designate as being eligible to participate. As of the date hereof, no shares of common stock have been purchased under the Stock Purchase Plan.

      Administration of the Stock Purchase Plan. The compensation committee of the board of directors will administer the Stock Purchase Plan, and may delegate the administration to a an officer of the Company. The Stock Purchase Plan provides a means by which employees may purchase our common stock. We will implement the Stock Purchase Plan by offering to our eligible employees the right to purchase shares of common stock.

      Under the Stock Purchase Plan, we will conduct twelve consecutive offerings, each with a maximum duration of six months. The first offering will commence ninety days after the effective date of the registration statement filed in connection with this prospectus and further offerings will be conducted on each subsequent January 1 and July 1. The final offering under the Stock Purchase Plan will commence on January 1, 2010 and terminate on June 30, 2010.

      Unless otherwise determined by the plan administrator (our board of directors or its authorized committee), common stock may be purchased by the employees participating in the Stock Purchase Plan at a price per share equal to the lesser of (i) 85% of the fair market value of a share of our common stock on the date of commencement of the offering or (ii) 85% of the fair market value of a share of our common stock on the last business day of the offering. Generally, all regular employees, including officers, who are customarily employed by us or by any of our designated affiliates for more than 20 hours per week and more than five months per calendar year may participate in the Stock Purchase Plan and may contribute (normally through payroll deductions) up to 10% of their earnings for the purchase of common stock under the Stock Purchase Plan, as determined by the plan administrator. If an employee’s employment with us, or any of our affiliates, ceases for any reason, the balance in the account of such participating employee will be paid to the employee or his or her estate. Employees may not transfer or encumber either the payroll deductions credited to their account or any rights to purchase shares other than by will or the laws of descent and distribution.

      Limitations. Eligible employees may be granted rights to participate under the Stock Purchase Plan only if, together with any other rights granted under other employee stock Stock Purchase Plans, they do not permit such employee to purchase our common stock at an accrued rate exceeding $25,000 of the fair market value of such stock for each calendar year in which such rights are outstanding. No employee shall be eligible for the grant of any rights under the Purchase Plan if immediately after such rights are granted, such employee owns five percent or more of our outstanding capital stock measured by vote or value.

      Changes to Capital Structure. In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, offerings of rights, or any other change in the structure of our common stock, the plan administrator may make such adjustment, if any, as it may deem appropriate in the number, kind, and the price of shares available for purchase under the Purchase Plan, and in the number of shares which an employee is entitled to purchase.

      The board of directors may amend (subject to shareholder approval as required by applicable law), suspend or terminate the 2004 Stock Purchase Plan at any time.

Limitation on Liability and Indemnification

      Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages. Our certificate of incorporation provides that a director will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director to the fullest extent permitted by Section 203 of Delaware General Corporation Law, which prohibits our certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

      If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our certificate of incorporation will not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief remain available under Delaware law. Our certificate of incorporation will not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

      Our bylaws provide that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions where indemnification is not permitted by applicable law;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

      Our bylaws provide that we may also indemnify our other employees and agents to the fullest extent permitted by Delaware General Corporation Law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

      The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Equity Sales and Related Transactions

Series A Preferred Stock Offering

      In March and April of 2001, we issued and sold an aggregate of 3,107,529 shares of our Series A Convertible Participating Preferred Stock (“Series A Preferred Stock”) to two of our directors, Joel Mesznik and Burton J. Manning, in addition to various other investors. Hugh Davis, our Chief Technology Officer, purchased 193,221 shares of Series A Preferred Stock in connection with his ownership of membership units in Greenfield Holdings, LLC. Outstanding shares of our Series A Preferred Stock are convertible at the option of the holder into shares of our common stock at a set conversion ratio. Immediately prior to the completion of this offering, all outstanding shares of our Series A Preferred Stock will be mandatorily converted into shares of our common stock.

December 2002 Recapitalization

      In December 2002, we underwent a change in our capital structure (the “Recapitalization”), which resulted in the issuance and sale of three newly created classes of preferred stock. These new classes of preferred stock were designated the Series B Convertible Participating Preferred Stock (“Series B Preferred Stock”), the Series C-1 Convertible Participating Preferred Stock (“Series C-1 Preferred Stock”), and the Series C-2 Non-Voting Redeemable Preferred Stock (“Series C-2 Preferred Stock”). As part of the Recapitalization, we also converted our outstanding Class A and Class B common stock into a new single class of common stock and then effected a reverse stock split on the resulting new single class of common stock. Additionally, we issued shares of our common stock to certain members of our management and an independent member of our board of directors.

      Series C-1 Preferred Stock. We offered the Series C-1 Preferred Stock to all holders of our Series A Preferred Stock. The aggregate number of shares of our Series C-1 Preferred Stock issued and sold in the Recapitalization was 74,627,182, for an aggregate offering price of $4,564,778, which was payable in cash or through the conversion of existing principal and accrued interest due under promissory notes issued by us and held by holders of our Series A Preferred Stock. Outstanding shares of our Series C-1 Preferred Stock are convertible at the option of the holder into shares of our common stock at a set conversion ratio of one-for-14. Immediately prior to the completion of this offering, all outstanding shares of our Series C-1 Preferred Stock will be mandatorily converted into shares of our common stock, in accordance with the terms of the Series C-1 Preferred Stock.

      Series C-2 Preferred Stock. We issued and sold 10,000 shares of our Series C-2 Preferred Stock to Imprimis SB, L.P. (“Imprimis”) in exchange for the cancellation of a promissory note held by Imprimis in an aggregate principal amount of $2,052,267. Following the completion of this offering, all of the shares of our Series C-2 Preferred Stock will be mandatorily redeemed by us for $2,052,267 in cash in the aggregate.

      Series B Preferred Stock. We issued and sold 30,211,595 shares of our Series B Preferred Stock in exchange for the cancellation of certain promissory notes in an aggregate amount of $16,827,835. In connection with the Recapitalization, one of our stockholders, Greenfield Holdings, LLC (“Greenfield Holdings”), dissolved and distributed to its members their pro rata percentage interest of the promissory notes that we had issued to Greenfield Holdings (the “Greenfield Holdings Notes”). In the Recapitalization, each of the members of Greenfield Holdings, other than Imprimis, exchanged their portion of the Greenfield Holdings notes for shares of our Series B Preferred Stock. Imprimis exchanged its portion of the Greenfield Holdings Notes for shares of Series C-2 Preferred Stock as described above. Outstanding shares of the Series B Preferred Stock are convertible at the option of the holder into shares of our common stock at a set conversion ratio of one-for-14. Immediately prior to the completion of this offering, all outstanding shares of our Series B Preferred Stock will be mandatorily converted into shares of our common stock, in accordance with the terms of the Series B Preferred Stock.

      Restricted Stock Agreements. In connection with the Recapitalization, we entered into Restricted Stock Agreements with each of the following executive officers: Dean Wiltse, Bob Bies, Jonathan Flatow and Hugh

Davis, and one of our directors, Joel Mesznik, on December 16, 2002, which were subsequently amended on January 14, 2004. These agreements permitted these individuals to purchase an aggregate amount of 15,480,501 shares of our common stock at par value, $0.0001 per share, in exchange for services rendered and services to be rendered. As a result, Dean Wiltse purchased 766,994 shares for $1,073.79, Robert Bies purchased 191,749 shares for $268.45, Jonathan Flatow purchased 63,916 shares for $89.48, Hugh Davis purchased 63,916 shares for $89.48, and Joel Mesznik purchased 19,175 shares for $26.84. While 50% of the shares of common stock sold pursuant to these agreements were initially subject to certain vesting and forfeiture provisions, as of the date of amendment, 100% of the shares had vested.

      Since January 1, 2001, the following executive officers, directors and holders of more than five percent of our voting securities purchased securities in the amounts and as of the dates set forth below. Upon completion of this offering, all shares of our Series C-2 Preferred Stock will be redeemed and all outstanding shares of the remaining series of preferred stock will be converted into shares of our common stock on a one-for-14 basis. See “Capitalization.”

	Number of	Number of	Number of	Number of	Number of
	Common Shares	Series A Shares	Series B Shares	Series C-1 Shares	Series C-2 Shares
	Issued December 2002	Issued March 2001	Issued December 2002	Issued December 2002	Issued December 2002
	for $0.0001	for $0.2913	for $0.5570	for $0.0612	for $205.2267
Name	Per Share	Per Share	Per Share	Per Share	Per Share

Dean A. Wiltse	766,994	—	—	—	—
Joel R. Mesznik	19,175	2,848,903 (1)	1,473,802 (2)	5,448,922 (3)	—
Burton J. Manning	—	258,626	147,448	497,935	—
Jeffrey Horing	—	—	—	—	—
Peter Sobiloff	—	—	—	—	—
Lawrence R. Handen	—	—	—	—	—
Robert E. Bies	191,749	—	—	—	—
Jonathan A. Flatow	63,916	—	—	—	—
Hugh O. Davis	63,916	193,221	221,003	—	—
Keith Price	—	—	—	—	—
Insight Capital Partners III, L.P.	—	14,342,674	12,176,158	27,613,650	—
Insight Capital Partners (Cayman) III, LLC	—	3,552,937	3,703,488	6,840,391	—
Insight Capital Partners III Co-investors, L.P.	—	2,514,080	2,026,309	4,840,310	—
MSD Ventures, L.P.	—	4,563,501	4,421,068	5,242,784	—
UBS Capital II LLC	—	11,203,097	3,684,506	21,550,118	—
Imprimis SB	—	—	—	—	10,000

(1)	Includes 1,288,535 shares held by GOL, L.L.C, of which Mr. Mesznik is the managing member and 212,420 shares given by Mr. Mesznik to the Joel R. Mesznik 1999 Descendents’ Trust for the benefit of his family members.

(2)	Shares held by GOL, L.L.C.

(3)	Includes 2,480,780 shares held by GOL, L.L.C.

Loans to Executive Officer

      In connection with an earlier recapitalization of our company in May 1999, one of our executive officers, Hugh O. Davis, borrowed $75,013 from us in order to purchase shares of our Class A Common Stock, which were later combined with our Class B Common Stock into one class of our common stock as part of the Recapitalization. In connection with the loan, Mr. Davis issued us a promissory note in the aggregate principal amount of $75,013, with a compounding annual interest rate of 5.3% and maturing on May 17, 2004. In connection with our issuance and sale of our Series A Preferred Stock to Greenfield Holdings and other investors in March 2001, Mr. Davis borrowed an additional $56,285 from us in order to purchase Class B Units from Greenfield Holdings. In connection with the loan, Mr. Davis issued us a promissory note in the aggregate principal amount of $56,285 with an annually compounding interest rate of 8%, and maturing on the earlier of our change of control or May 17, 2004. Under a pledge agreement dated as of May 17, 1999 and amended March 9, 2001, Mr. Davis pledged as collateral for the loans all of his shares of Class A Common Stock, the Class B Units in Greenfield Holdings and any cash or securities received in respect of the Class A Common Stock and Class B Units. In the Recapitalization, Greenfield Holdings was dissolved and Mr. Davis received shares of our common stock in exchange for the shares of Class A Common Stock and shares of our preferred stock in exchange for the Class B Units of Greenfield Holdings.

I-GAIN contract

      We had an arrangement with I-GAIN, an incentive and loyalty reward company, which provided that I-GAIN would pay cash awards to panelists on our behalf in exchange for our payment of a fee of $0.50 per transaction. Hugh O. Davis, our Chief Technology Officer, formerly held a 10% ownership interest in I-GAIN. The contract with I-GAIN became null and void in May 2001 and the total costs that we incurred for this arrangement with I-GAIN for the year ended December 31, 2001 were $653,000, which included amounts that I-GAIN paid to panelists. We have had no further transactions with I-GAIN since May 2001.

Director and Officer Indemnification

      Our certificate of incorporation and bylaws contain provisions limiting the liability of our directors. In addition, we have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. See “Management — Limitation on Liability and Indemnification.”

Registration Rights

      Our stockholders are entitled to registration rights. See “Description of Capital Stock — Registration Rights.”

Stock Option Grants

      We have granted stock options to purchase shares of our common stock to our executive officers and directors. See “Management.”

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth information with respect to the beneficial ownership of our common stock held as of March 31, 2004, and as adjusted to reflect the sale of common stock in this offering for:

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person who we know beneficially owns 5% or more of our common stock; and

•	each selling stockholder.

      Except as otherwise indicated by footnote, and subject to applicable community property laws, we believe that the beneficial owners of the common stock listed below have sole voting power and investment power with respect to their shares. Beneficial ownership is determined in accordance with the rules of the SEC. The table below assumes the conversion of all of the outstanding shares of our convertible preferred stock into common stock, which will occur immediately prior to the completion of this offering.

      The number of shares of common stock outstanding, on an as converted basis, used in calculating the percentage for each listed person or entity includes common stock underlying options or a warrant held by the person or entity that are exercisable within 60 days of March 31, 2004 or upon completion of this offering, but excludes common stock underlying options or warrants held by any other person or entity. Percentage of beneficial ownership is based on 12,462,671 shares of common stock outstanding as of March 31, 2004 and            shares of common stock outstanding after this offering. The shares outstanding prior to this offering consist of 2,054,552 shares of common stock, 2,919,616 shares of common stock issuable upon conversion of the Series A Preferred Stock, 2,157,977 shares of common stock issuable upon conversion of the Series B Preferred Stock, 5,330,526 shares of common stock issuable upon conversion of the Series C-1 Preferred Stock. Upon the completion of this offering, all shares of our Series C-2 Preferred Stock will be redeemed and all outstanding shares of the remaining series of preferred stock will be converted into shares of our common stock on a one-for-14 basis. The address for those individuals for which an address is not otherwise indicated is c/o Greenfield Online, Inc., 21 River Road, Wilton, Connecticut 06897.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to this Offering			After this Offering
			Shares Being
	Number	Percentage	Offered(1)	Number	Percentage

Executive Officers and Directors:
Dean A. Wiltse(2)	820,067	6.6%	71,675	748,392
Lise J. Buyer	—	—	—	—
Lawrence R. Handen(3)	2,759,164	22.1	236,060	2,523,104
Jeffrey Horing(4)	5,964,403	47.9	510,253	5,454,150
Vikas Kapoor	—	—	—	—
Burton J. Manning(5)	89,974	*	7,698	82,276
Joel R. Mesznik(6)	787,778	6.3	67,399	720,379
Peter Sobiloff(7)	354	*	—	354
Robert E. Bies(8)	212,045	1.7	20,068	191,977
Hugh O. Davis(9)	112,655	*	11,423	101,232
Jonathan A. Flatow(10)	78,912	*	8,536	70,376
Keith Price(11)	31,113	*	10,091	21,022
All Executive Officers and Directors as a Group (14 persons)	10,856,465	86.3	943,203	9,913,262

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to this Offering			After this Offering
			Shares Being
	Number	Percentage	Offered(1)	Number	Percentage

5% Stockholders:
Entities affiliated with Insight Venture Associates III, LLC(12)	5,963,694	47.9%	510,253	5,453,441
UBS Capital II LLC	2,759,164	22.1	236,060	2,523,104
MSD Ventures, L.P.	1,122,458	9.0	—	1,122,458
Other Selling Stockholders:
Forrestor Research, Inc.	135,994	1.1	11,635	124,359
Robin Neustein	46,772	*	4,002	42,770
Silicon Valley Bank(13)	26,857	*	2,298	24,559
Andy Greenfield	18,490	*	1,582	16,908
Greenfield/Zeller Family LLC	18,490	*	1,582	16,908
701 Venture Investments LLC(14)	5,356	*	459	4,897
Joan Barten-Kline	2,010	*	172	1,838
Connie R. Collingsworth and Allen Wilcox	1,786	*	153	1,633
Richard B. Dodd(15)	1,786	*	153	1,633
Charles Purcell(15)	1,786	*	153	1,633
Susan Roth	900	*	37	863

*	Represents beneficial ownership of less than 1%.

(1)	Assumes that the underwriters’ over-allotment option is not exercised.

(2)	Includes 53,072 shares issuable upon exercise of outstanding options exercisable within 60 days of March 31, 2004.
(3)	Includes 2,759,164 shares held by UBS Capital II LLC. Mr. Handen is a partner of UBS Capital II LLC and disclaims beneficial ownership of the shares held or controlled by UBS Capital II LLC except to the extent of his pecuniary interest therein.
(4)	Includes 354 shares issuable upon exercise of outstanding options held by Mr. Horing exercisable within 60 days of March 31, 2004 and shares held by entities affiliated with Insight Venture Associates III, LLC. Insight Venture Associates III, LLC is the general partner of these entities and may be deemed to beneficially own these shares as well as the shares subject to currently exercisable warrants held by Insight Capital Partners III (Cayman), L.P., and Insight Capital Partners-Coinvestors III L.P. (together with Insight Capital Partners III, L.P. and Insight Capital Partners III (Cayman), L.P., the “Insight Funds”). Jeffrey Horing, a director of the Company, and Jerry Murdock, as Designated Managing Members of Insight Venture Associates III, LLC, may be deemed to beneficially own the shares held by the Insight Funds because each of them has voting and dispositive power over such shares. The foregoing is not an admission by Insight Venture Associates III, LLC, Mr. Horing or Mr. Murdock that such persons are the beneficial owners of the shares held by the Insight Funds. See footnote 12 below.
(5)	Includes 19,253 shares issuable upon exercise of outstanding options held by Mr. Manning exercisable within 60 days of March 31, 2004.
(6)	Includes (a) 354 shares issuable upon exercise of outstanding options held by Mr. Mesznik exercisable within 60 days of March 31, 2004, (b) 32,998 shares held by the Joel R. Mesznik 1999 Descendants Trust for the benefit of Mr. Mesznik’s family, (c) 405,047 shares held by GOL LLC of which Mr. Mesznik is the managing member, and (d) 186 shares issuable upon exercisable outstanding warrants held by GOL, L.L.C.
(7)	Includes 354 shares issuable upon exercise of outstanding options held by Mr. Sobiloff exercisable within 60 days of March 31, 2003. Mr. Sobiloff is a member of Insight Venture Associates III, LLC. See footnote 12 below.
(8)	Includes 20,296 shares issuable upon exercise of outstanding options held by Mr. Bies exercisable within 60 days of March 31, 2004.

(9)	Includes 8,997 shares issuable upon exercise of outstanding options held by Mr. Davis exercisable within 60 days of March 31, 2004, and 28 shares subject to currently exercisable warrants.

(10)	Includes 14,995 shares issuable upon exercise of outstanding options held by Mr. Flatow exercisable within 60 days of March 31, 2004.

(11)	Includes 31,113 shares issuable upon exercise of outstanding options held Mr. Price exercisable within 60 days of May 31, 2004.

(12)	Includes (a) 4,155,258 shares held by Insight Capital Partners III, L.P. and 1,534 shares subject to currently exercisable warrants held by Insight Capital Partners III, L.P.; (b) 1,087,365 shares held by Insight Capital Partners III (Cayman), L.P. and 459 shares subject to currently exercisable warrants held by Insight Capital Partners III (Cayman), L.P.; and (c) 718,822 shares held by Insight Capital Partners-Coinvestors III L.P. and 256 Shares subject to currently exercisable warrants held by Insight Capital Partners-Coinvestors III L.P. Insight Venture Associates III, LLC is the general partner of these entities and may be deemed to beneficially own the shares held by the Insight Funds and the shares subject to currently exercisable warrants held by the Insight Funds. Jeffrey Horing, a director of the Company, and Jerry Murdock, as Designated Managing Members of Insight Venture Associates III, LLC, may be deemed to beneficially own the shares held by the Insight Funds because each of them has voting and dispositive power over such shares. The foregoing is not an admission by Insight Venture Associates III, LLC, Mr. Horing or Mr. Murdock that such persons are the beneficial owners of the shares held by the Insight Funds.

(13)	Includes 26,857 shares issuable upon exercise of outstanding warrants held by Silicon Valley Bank.

(14)	Includes partners of Preston Gates & Ellis LLP, our outside legal counsel. Robert Jaffe is the partner in 701 Venture Investments LLC with power to vote and dispose of these shares.

(15)	A partner of Preston Gates & Ellis LLP, our outside legal counsel.

DESCRIPTION OF CAPITAL STOCK

General

      After this offering, we will be authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Immediately after this offering, we estimate that there will be            shares of common stock outstanding, 920,487 shares of common stock will be issuable upon exercise of outstanding options and no shares of preferred stock will be issued and outstanding based on shares and options outstanding as of March 31, 2004.

Common Stock

      The holders of our common stock are entitled to one vote per share on all matters submitted to a vote at meeting of stockholders. The holders of our common stock are not entitled to vote on any amendment to our certificate of incorporation, including any certificate of designation filed with respect to any series of our preferred stock, that relates solely to the terms of one or more outstanding series of preferred stock. There are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive dividends, if any, as may be declared by our board of directors out of funds legally available for dividends. In the event of liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and nonasssessable.

Preferred Stock

      Pursuant to our certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock. The board of directors may issue this stock in one or more series and may fix the rights, preferences, privileges and restrictions of this preferred stock. Some of the rights and preferences that our board of directors may designate include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms. The board of directors may determine the number of shares constituting any series or the designation of such series. Any or all of the rights and preferences selected by our board of directors may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that stockholders will receive dividend payments and payments upon liquidation. The issuance of preferred stock could also have the effect of delaying, deferring or preventing a change in control of our company.

Warrants and Other Rights

      We have the following warrants outstanding as of March 31, 2004:

•	Warrants for an aggregate of 4,268 shares of common stock, each with an exercise price of $117.18 per share, issued to Insight Capital Partners III, L.P., Insight Capital Partners III (Cayman), L.P., Insight Capital Partners III (Co-Investors), L.P., UBS Capital II LLC, MSD Ventures, L.P., Imprimis SB, L.P., Forrester Research, Inc., GOL, L.L.C., Charles Davis, The Friedman Family Foundation, Burton J. Manning, Robin Neustein, and Hugh O. Davis, in connection with the Recapitalization. These warrants expire in March 2005 and are governed by the terms of the Note and Warrant Purchase Agreement by and between us and Greenfield Holdings dated as of March 3, 2000.

•	A warrant for 26,857 shares of common stock, with an exercise price of $7.42 per share, issued to Silicon Valley Bank on August 9, 2001 in connection with an Accounts Receivable Financing Agreement, which has been subsequently amended. This warrant will expire in July 2006.

•	A warrant for 21,212 shares of common stock, with an exercise price of $28.28 per share, issued to Greyrock Capital on December 3, 1999 in connection with a $6 million credit facility, which has been paid in full and terminated. This warrant will expire in December 2004.

Registration Rights

Amended and Restated Registration Rights Agreement

      The holders of 2,054,552 shares of our common stock, including 10,408,119 of our common stock issuable upon the automatic conversion of our preferred stock, and 972,824 shares of our common stock issuable upon the exercise of outstanding stock options and warrants to purchase our common stock, or their respective permitted transferees, are entitled to rights with respect to registration of these shares under the Securities Act. These rights are provided under an Amended and Restated Registration Rights Agreement dated as of December 16, 2002 with all of our existing stockholders. Under this agreement, we granted these stockholders certain rights to register the shares of common stock owned by them under the Securities Act. We also granted the holders of a majority of the outstanding shares of our Series C-1 Convertible Participating Preferred Stock the right to demand that we effect a registration of the common stock, or a designated portion of the common stock, held by them, provided that such demand relates to an aggregate gross offering of at least $5 million before underwriter discounts and commissions. We are required to effect only three registrations pursuant to these demand rights under the agreement. This agreement is the basis on which certain of our stockholders are selling shares of our common stock in this offering.

      In addition, all stockholders who have become parties to the Amended and Restated Registration Rights Agreement have unlimited “piggyback” registration rights to have their shares registered under the Securities Act. The agreement provides that whenever we propose to register shares of our common stock under the Securities Act, then the stockholders, with certain exceptions, will have the right to request that we register their shares of common stock with such registration. If we are eligible to file a registration statement on Form S-3, stockholders that are a party to the agreement have the right to have their shares registered by us on a Form S-3 registration statement, provided that such requested registration has an anticipated aggregate gross offering price of at least $5 million.

      The registration rights under this agreement are subject to the rights of the managing underwriters, if any, to reduce or exclude certain shares from the registration (underwriting cutbacks), if their inclusion would interfere with the marketing or sale of the contemplated offering. The agreement requires us to pay for all costs and expenses, other than underwriting discounts and commissions, incurred in connection with the registration of securities under the agreement. The agreement will terminate when there are no longer any registrable shares outstanding under the agreement.

Silicon Valley Bank Registration Rights Agreement

      We granted registration rights to Silicon Valley Bank (“SVB”) under a Registration Rights Agreement dated as of August 9, 2001 that was entered into in connection with a warrant for 26,857 shares of common stock issued in connection with an accounts receivable financing agreement. Under this agreement, if we register any of our securities under the Securities Act prior to August 9, 2008, SVB has the right to include its shares in such registration (subject to underwriting cutbacks). If we are eligible to file a registration statement on Form S-3, SVB has the right to have its shares registered by us on a Form S-3 registration statement, provided the aggregate price to the public of such offering would reasonably be expected to exceed $750,000. The agreement requires us to pay for all costs and expenses, other than underwriting discounts, commissions, transfer taxes, and the fees and expenses of SVB’s counsel and accountants, incurred in connection with the registration of securities under the agreement.

Greyrock Capital Registration Rights Agreement

      We granted registration rights to Greyrock Capital (“GC”) under a Registration Rights Agreement dated as of December 3, 1999 that was entered into in connection with a warrant for 21,212 shares of common stock issued in connection with an accounts receivable financing agreement. Under this agreement, if we register any of our securities under the Securities Act, GC has the right to include its shares in such registration (subject to underwriting cutbacks). The agreement requires us to pay for all costs and expenses, other than underwriting discounts and commissions, incurred in connection with the registration of securities under the agreement. GC’s registration rights under this agreement will terminate on the third anniversary our initial public offering.

Delaware Anti-takeover Law and Certain Charter and Bylaw Provisions

Section 203 of Delaware General Corporate Law

      We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved by our board of directors and/or our stockholders in a prescribed manner. A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

Anti-Takeover Effects of Provisions of Our Charter Documents

      Our certificate of incorporation and bylaws provide for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. Directors may only be removed for cause by the affirmative vote of the holders of at least a majority of the then outstanding shares of our capital stock entitled to vote at an election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office. The classification of our board of directors and the limitation on filling vacancies could make it more difficult for a third-party to acquire, or discourage a third-party from attempting to acquire, control of us. In addition, our classified board of directors could delay attempts by stockholders who do not approve of our policies or procedures to elect a majority of our board of directors.

      Our bylaws set forth an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting and who has given to our secretary timely notice, in proper form, of his or her intention to bring that business before the meeting. Our bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

      Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Our bylaws authorize a majority of our board of directors, the chairman of the board or the chief executive officer to call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to such time as a majority of the board of directors believed, the chairman believed, or the chief executive officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of our stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual meeting.

      Delaware law provides that stockholders may execute an action by written consent in lieu of a stockholder meeting. However, Delaware law also allows us to eliminate stockholder actions by written consent. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions since actions by written consent are not subject to the minimum notice requirement of a stockholder’s meeting. Without the availability of stockholder’s actions by written consent, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders’ meeting. The holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders’ meeting and satisfy the notice periods determined by the board of directors. Under our certificate of incorporation, our stockholders may not take action by written consent in lieu of a meeting but must take any actions at a duly called annual or special meeting.

      Our certificate of incorporation provides that the affirmative vote of the holders of at least eighty percent (80%) of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors, is required to amend the following provisions of our certificate of incorporation:

•	Article VI, which relates to our classified board of directors;

•	Article VII, which relates to the number and election of directors, the management of our business, and bylaw provisions relating to stockholder action by written consent and meetings of stockholders;

•	Article X, which relates to the appointment of directors upon an increase in the number of directors or vacancy;

•	Article XI, which relates to advance notice requirements for new business and stockholder nominations for the election of directors; and

•	Article XII, which relates to the restrictions on stockholder actions by written consent.

Transfer Agent And Registrar

      The Transfer Agent and Registrar for our common stock is Registrar and Transfer Company Inc.

Nasdaq National Market Quotation

      We have applied to have our shares of common stock quoted on the Nasdaq Stock Market’s National Market under the trading symbol “SRVY.”

SHARES ELIGIBLE FOR FUTURE SALE

      Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, because only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

      Upon completion of this offering, we will have           outstanding shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options and warrants. All of the shares of common stock sold in this offering will be freely tradable on the date of this prospectus unless purchased by “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act. In addition, the following table illustrates the shares eligible for sale in the public market:

Number Of Shares	Date Available for Sale

150,772	After the date of this prospectus, shares salable under Rule 144(k) that are not subject to the 180-day lock-up.
219,857	After 90 days from the date of this prospectus, shares salable under Rule 144 (subject, in some cases, to volume limitations) or Rule 701 that are not subject to the 180-day lock-up.
11,126,642	After 180 days from the date of this prospectus, the 180-day lock-up is released and these shares are salable under Rule 144 (subject, in some cases, to volume limitations), Rule 144(k) or Rule 701.

      No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market after the lapse of the restrictions described in this section, or the perception that sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price that it deems appropriate.

Lock-Up Agreements

      We, and each of our directors, executive officers and our stockholders holding approximately 10,016,223 shares of our common stock, representing           % of our common stock after giving effect to this offering, have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the shares of common stock, or exercise any right to request or demand registration pursuant to the Securities Act, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without the prior written consent of Lehman Brothers, for a period of 180 days after the public offering date set forth on the cover of this prospectus. Because the lock-up agreements will cover a significant portion of our common stock not already traded in the public market, the sale of these shares, or the perception that sales may occur, could adversely affect the prevailing market prices of our common stock.

Rule 144

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, including persons who may be deemed our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of common stock then outstanding or the average weekly trading volume of the common stock as reported through the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned for at least two years the shares proposed to be sold, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

Rule 701

      In general, Rule 701 permits resales of shares issued under compensatory benefit plans and contracts commencing 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act in reliance upon Rule 144, but without compliance with certain restrictions, including the holding period requirements contained in Rule 144. We will file registration statements on Form S-8 under the Securities Act to register common stock issuable under our stock option plans and stock purchase plan. Such registration will permit the resale of shares so registered by nonaffiliates in the public market without restriction under the Securities Act.

Registration Rights

      Beginning 180 days after this offering, holders of approximately 11,530,495 shares of our common stock are entitled to have their shares registered by us under the Securities Act. See “Description of Capital Stock — Registration Rights.” After any registration of these shares, such shares, except for shares purchased by affiliates, will be freely tradable without restriction under the Securities Act.

Stock Plans

      We intend to file a registration statement under the Securities Act covering all of the shares of common stock reserved for issuance under our 1999 Option Plan, 2004 Equity Plan and Stock Purchase Plan. We expect this registration statement to be filed and to become effective as soon as practicable after the completion of this offering.

      As of April 5, 2004, options to purchase 920,487 shares of common stock were issued and outstanding. All of these shares will be eligible for sale in the public market from time to time, subject to vesting provisions, Rule 144 volume limitations applicable to our affiliates and, in the case of some options, the expiration of lock-up agreements.

UNDERWRITING

      Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Friedman Billings Ramsey & Co. Inc. and Piper Jaffray & Co. are acting as representatives, has agreed to purchase from us and the selling stockholders the number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares

Lehman Brothers Inc.
Friedman, Billings, Ramsey & Co., Inc.
Piper Jaffray & Co.

Total

      The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby if any of the shares are purchased other than those covered by the over-allotment option described below;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

Over-Allotment Option

      The selling stockholders have granted to the underwriters an option to purchase up to an aggregate of           additional shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table.

Commissions and Expenses

      The following table summarizes the underwriting discounts that we and the selling stockholders will pay. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to purchase the shares from the selling stockholders and us.

	Per Share		Total

	Without	With	Without	With
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Paid by us	$	$	$	$
Paid by selling stockholders	$	$	$	$

      The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $           per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of

$           per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      Certain of the underwriters and their respective affiliates have performed and may in the future perform investment banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

      We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts, will be approximately $ million. We will pay all costs and expenses of this offering excluding underwriting discounts.

Lock-up Agreements

      We, and each of our directors, executive officers, the selling stockholders and certain of our other stockholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the shares of common stock, or exercise any right to request or demand registration pursuant to the Securities Act, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without the prior written consent of Lehman Brothers, for a period of 180 days after the public offering date set forth on the cover of this prospectus. Because the lock-up agreements will cover a significant portion of our common stock not already traded in the public market, the sale of these shares, or the perception that sales may occur, could adversely affect the prevailing market prices of our common stock.

Offering Price Determination

      Prior to this offering, there has been no public market of our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters. In determining the initial public offering price of our common stock, we and the representatives will consider:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may raise or maintain the market price of our common stock or prevent or slow a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Directed Share Program

      At our request, the underwriters have reserved for sale, at the initial public offering price, up to            shares offered hereby for officers, directors, employees and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Stamp Taxes

      Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

      A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

      Other than the prospectus in electronic format, information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us and should not be relied on by investors in deciding whether to purchase any shares of common stock. The underwriters and selling group members are not responsible for information contained in web sites that they do not maintain.

Discretionary Sales

      The underwriters have informed us that they will not confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares offered by them.

NOTICE TO CANADIAN RESIDENTS

Offers and Sales in Canada

      This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

      This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

      Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by the Company or the selling stockholders in connection with the offering of the shares into Canada.

Resale Restrictions

      The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

      Each Canadian investor who purchases shares will be deemed to have represented to us, the selling stockholders, the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to above under “Resale Restrictions” above; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an “accredited investor” as defined in section 1.1 of Multilateral Instrument 45-103 – Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an “accredited investor”, other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501 – Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a “sophisticated purchaser” within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

      Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission (Ontario)

      Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against us and any selling stockholder in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us and any selling stockholder on whose behalf the distribution is made shall have no right of action for damages against us or the selling stockholders. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

      The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which we and the selling stockholders may rely. The enforceability of these rights may be limited as described herein under “Enforcement of Legal Rights.”

      The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

      We are organized under the laws of the State of Delaware in the United States. All, or substantially all, of our directors and officers, as well as the selling stockholders and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against us or such persons in Canada or to enforce a judgement obtained in Canadian courts against us or such persons outside of Canada.

Language of Documents

      Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

      Preston Gates & Ellis LLP, Seattle, Washington, will pass upon the validity of the common stock offered hereby. Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass upon selected legal matters in connection with this offering for the underwriters. Partners of Preston Gates & Ellis LLP, individually and through an investment partnership, hold an aggregate of 8,928 shares of our common stock.

EXPERTS

      The consolidated financial statements as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to Greenfield Online and the common stock offered in this offering, we refer you to the registration statement and to the attached exhibits and schedules. Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

      You may inspect our registration statement and the attached exhibits and schedules without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, NW, Washington, DC 20549. You may obtain copies of all or any part of our registration statement from the SEC upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

      Our SEC filings, including the registration statement and the exhibits filed with the registration statement, are also available from the SEC’s website at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

      You can obtain a copy of any of our filings, at no cost, by writing to or telephoning us at:

Greenfield Online, Inc.

21 River Road
Wilton, CT 06897
Attention:  Investor Relations
(203) 834-8585

GREENFIELD ONLINE, INC.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

Greenfield Online, Inc.

      The reverse stock split described in Note 1 to the consolidated financial statements has not occurred at April 8, 2004. When it has been consummated, we will be in a position to furnish the following report:

“In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Greenfield Online, Inc. and its subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.”

/s/ PRICEWATERHOUSECOOPERS LLP

Stamford, Connecticut

April 6, 2004

GREENFIELD ONLINE, INC.

CONSOLIDATED BALANCE SHEETS

			Unaudited
	December 31,	December 31,	Pro Forma
	2002	2003	2003

			Note 1
	($ in thousands,
	except share data)
ASSETS
Current assets:
Cash and cash equivalents	$1,864	$3,721
Accounts receivable trade, net (net of allowances of $247 and $219 at December 31, 2002 and 2003, respectively)	2,089	4,234
Prepaid expenses and other current assets	681	498

Total current assets	4,634	8,453
Property and equipment, net	2,736	2,420
Other intangible assets, net	543	311
Security deposits	811	745

Total assets	$8,724	$11,929

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$987	$1,563	$—
Accrued expenses and other current liabilities	2,986	4,579
Term loan	1,216	—
Current portion of capital lease obligations	895	874
Deferred revenues	435	394

Total current liabilities	6,519	7,410
Capital lease obligations	1,102	705
Other long-term liabilities	367	84
Series C-2 redeemable preferred stock	—	943

Total liabilities	7,988	9,142

Series C-2 redeemable preferred stock; par value $0.0001 per share; 10,000 shares authorized and outstanding (aggregate liquidation preference of $2,053 as of December 31, 2003)	821	—	—
Series B convertible preferred stock; par value $0.0001 per share; 30,211,595 shares authorized; 30,211,595 shares issued and outstanding	8,441	9,114	9,114
Commitments and contingencies
Stockholders’ deficit:
Series A convertible preferred stock; par value $0.0001 per share; 40,874,511 shares authorized; 40,874,511 shares issued and outstanding (aggregate liquidation preference of $5,953 as of December 31, 2003)	4	4	—
Series C-1 convertible preferred stock; par value $0.0001 per share; 74,627,182 shares authorized, 74,627,182 shares issued and outstanding (aggregate liquidation preference of $9,127 as of December 31, 2003)	7	7	—
Common Stock; par value $0.0001 per share; 12,948,337 and 13,605,479 shares authorized at December 31, 2002 and 2003, respectively; 2,050,898 and 2,054,486 shares issued and outstanding at December 31, 2002 and 2003, respectively, and 12,462,605 shares issued and outstanding pro forma	—	—	1
Additional paid-in capital	78,889	82,440	82,450
Accumulated deficit	(86,037)	(84,389)	(84,389)
Unearned stock-based compensation	(1,256)	(4,258)	(4,258)
Note receivable from stockholder	(133)	(131)	(131)

Total stockholders’ deficit	(8,526)	(6,327)	(6,327)

Total liabilities, temporary equity and stockholders’ deficit	$8,724	$11,929	$11,929

The accompanying notes are an integral part of these consolidated financial statements.

GREENFIELD ONLINE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,

	2001	2002	2003

	(In thousands, except per share data)
Net revenues	$13,787	$14,886	$25,868
Cost of revenues (including stock-based compensation of $143, $33 and $62, respectively and excluding depreciation shown below)	8,097	5,409	8,884

Gross profit	5,690	9,477	16,984

Operating expenses:
Selling, general and administrative (including stock-based compensation of $2,318, $1,538 and $1,220, respectively)	15,148	10,123	12,127
Panel acquisition expenses	351	713	1,421
Depreciation and amortization	2,654	1,802	1,113
Research and development (including stock-based compensation of $6, $1 and none, respectively)	1,750	747	626

Total operating expenses	19,903	13,385	15,287

Operating income (loss)	(14,213)	(3,908)	1,697

Other income (expense):
Interest expense, net	(971)	(621)	(440)
Related party interest income (expense), net	(2,303)	69	(55)
Other income, net	200	1,497	596

Total other income (expense)	(3,074)	945	101

Income (loss) before income taxes	(17,287)	(2,963)	1,798
Provision (benefit) for income taxes	—	(569)	150

Net income (loss)	(17,287)	(2,394)	1,648
Less: Accretion of Series C-2 redeemable preferred stock dividends	—	—	(63)
Charge to common stockholders for Series B convertible preferred stock liquidation preference in excess of fair market value	—	(3,873)	—
Cumulative dividends on Series B convertible preferred stock	—	(28)	(673)
Income allocable to participating preferred securities	—	—	(761)

Net income (loss) available to common stockholders	$(17,287)	$(6,295)	$151

Net income (loss) per share available to common stockholders:
Basic	$(17.71)	$(6.42)	$0.07

Diluted	$(17.71)	$(6.42)	$0.06

Weighted average shares outstanding:
Basic	976	981	2,054

Diluted	976	981	2,347

The accompanying notes are an integral part of these consolidated financial statements.

GREENFIELD ONLINE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands)

	Series A		Series C-1
	Convertible		Convertible		Class A		Class B
	Preferred Stock		Preferred Stock		Common Stock		Common Stock		Common Stock

	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2000	—	$—	—	$—	1,350	$450	843	$281	—	$—
Year ended December 31, 2001:
Net loss for the year
Issuance of preferred stock	40,875	4
Surrender of Class A common stock
Stock option forfeitures
Settlement of notes receivable from stockholders
Issuance of warrants
Amortization of unearned stock based compensation
Exercise of stock options

Balance at December 31, 2001	40,875	4	—	—	1,350	450	843	281	—	—
Year ended December 31, 2002:
Net loss for the year
Issuance of stock options
Stock option forfeitures
Stock issuance and conversion related to the Recapitalization (Note 11)			74,627	7	(1,350)	(450)	(843)	(281)	2,051	—
Effect of modification to Series A preferred stock
Discount on Series C-2 redeemable preferred stock liquidation preference
Series B convertible preferred stock liquidation preference
Cumulative dividends on Series B convertible preferred stock
Amortization of unearned stock based compensation
Fees paid related to stock issuance and recapitalization

Balance at December 31, 2002	40,875	4	74,627	7	—	—	—	—	2,051	—
Year ended December 31, 2003:
Net income for the year
Issuance of stock options
Exercise of stock options									3
Accretion of discount on Series C-2 redeemable preferred stock liquidation preference
Cumulative dividends on Series B convertible preferred stock
Amortization of unearned stock based compensation

Balance at December 31, 2003	40,875	$4	74,627	$7	—	$—	—	$—	2,054	$—

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Class A		Note
	Additional	Treasury Stock		Receivable	Unearned		Total
	Paid-In			From	Stock Based	Accumulated	Stockholders’
	Capital	Shares	Amount	Officer	Compensation	Deficit	Deficit

Balance at December 31, 2000	$75,601	(1,216)	$(16,445)	$(500)	$(11,382)	$(66,356)	$(18,351)
Year ended December 31, 2001:
Net loss for the year						(17,287)	(17,287)
Issuance of preferred stock	11,536						11,540
Surrender of Class A common stock		(31)	(425)				(425)
Stock option forfeitures	(4,462)				4,462		—
Settlement of notes receivable from stockholders	(2,555)			425	2,555		425
Issuance of warrants	26						26
Amortization of unearned stock based compensation					2,467		2,467
Exercise of stock options		—	2				2

Balance at December 31, 2001	80,146	(1,247)	(16,868)	(75)	(1,898)	(83,643)	(21,603)
Year ended December 31, 2002:
Net loss for the year						(2,394)	(2,394)
Issuance of stock options	1,087				(1,087)		—
Stock option forfeitures	(157)				157		—
Stock issuance and conversion related to the Recapitalization (Note 11)	13,715	1,247	16,868	(58)			29,801
Effect of modification to Series A preferred stock	(8,430)						(8,430)
Discount on Series C-2 redeemable preferred stock liquidation preference	1,232						1,232
Series B convertible preferred stock liquidation preference	(8,413)						(8,413)
Cumulative dividends on Series B convertible preferred stock	(28)						(28)
Amortization of unearned stock based compensation					1,572		1,572
Fees paid related to stock issuance and recapitalization	(263)						(263)

Balance at December 31, 2002	78,889	—	—	(133)	(1,256)	(86,037)	(8,526)
Year ended December 31, 2003:
Net income for the year						1,648	1,648
Issuance of stock options	4,284				(4,284)		—
Exercise of stock options	3			2			5
Accretion of discount on Series C-2 redeemable preferred stock liquidation preference	(63)						(63)
Cumulative dividends on Series B convertible preferred stock	(673)						(673)
Amortization of unearned stock based compensation					1,282		1,282

Balance at December 31, 2003	$82,440	—	$—	$(131)	$(4,258)	$(84,389)	$(6,327)

The accompanying notes are an integral part of these consolidated financial statements.

GREENFIELD ONLINE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,

	2001	2002	2003

	(In thousands)
Cash flows from operating activities:
Net income (loss)	$(17,287)	$(2,394)	$1,648
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,642	2,490	1,398
Amortization of contract asset	—	183	200
Stock based compensation	2,467	1,572	1,282
Non-cash interest expense (income)	2,755	(69)	55
Impairment of other intangible assets	481	95	—
Loss on disposal of property and equipment	184	23	—
Gain on sale of Custom Research Business	—	(1,497)	(600)
Provision for doubtful accounts and other sales allowances	271	6	28
Amortization of debt discount	195	—	—
Changes in assets and liabilities, net:
Accounts receivable	582	(437)	(2,173)
Deferred project costs	357	57	(10)
Other current assets	624	(263)	(2)
Additions (refunds) of security deposits	(232)	52	66
Accounts payable	(3,057)	(104)	576
Accrued expenses	(1,795)	(326)	2,275
Other current	(26)	1,809	(652)
Deferred project revenues	(1,151)	(500)	(40)

Net cash provided by (used in) operating activities	(10,990)	697	4,051

Cash flows from investing activities:
Proceeds from sale of Custom Research Business	—	1,400	600
Expenses paid in connection with the sale of the custom research business	—	(303)	—
Additions to property and equipment and intangibles	(1,024)	(558)	(305)

Net cash provided by (used in) investing activities	(1,024)	539	295

Cash flows from financing activities:
Proceeds from issuance of capital stock	11,456	—	—
Proceeds from borrowings under credit facility	1,189	27	—
Repayments under credit facility	—	—	(1,216)
Other long-term liabilities	—	367	(282)
Increase (decrease) in book overdraft	—	31	(31)
Proceeds from borrowings under bridge notes	3,926	—	—
Repayments under term loan	(4,000)	—	—
Legal fees paid in conjunction with recapitalization	—	(263)	—
Proceeds of options exercised	2	—	2
Proceeds from subscriptions receivable from management	—	—	2
Principal payments under capital lease obligations	(821)	(590)	(964)

Net cash (used in) provided by financing activities	11,752	(428)	(2,489)

Net increase (decrease) in cash and cash equivalents	(262)	808	1,857
Cash and cash equivalents at beginning of year	1,318	1,056	1,864

Cash and cash equivalents at end of year	$1,056	$1,864	$3,721

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$356	$599	$412
Income taxes	—	—	116
Supplemental Schedule of Non-cash Investing and Financing Activities:
Purchase of equipment and internal use software financed through capital lease obligations	$1,612	$49	$545
Issuance of warrants in connection with debt financing	1,140	—	—
Issuance of Series A convertible preferred stock for note receivable	58	—	—
Exchange of bridge notes into equity	—	3,926	—
Exchange of accrued related party interest into equity	115	3,348	—
Exchange of notes payable to stockholder into equity	—	14,118	—
Issuance of Series C-2 redeemable preferred stock	—	2,053	—
Cumulative dividends on Series B convertible preferred stock	—	28	673
Accretion of Series C-2 redeemable preferred stock dividends	—	—	63

The accompanying notes are an integral part of these consolidated financial statements.

GREENFIELD ONLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1	— Organization of Business, Nature of Business and Basis of Presentation:

Organization and Basis of Presentation

      Greenfield Online, Inc. (the “Company” or “Greenfield”), was originally incorporated in the State of Connecticut on September 28, 1995. Until May 17, 1999, one person owned all of our capital stock. On May 17, 1999, our then-existing management and a group of new investors executed a management buyout (the “Management Buyout”), in which approximately 97% of the Company’s outstanding common stock was acquired by Greenfield Holdings, LLC (“Greenfield Holdings”), an entity formed for the sole purpose of the Management Buyout. This transaction was accounted for as a leveraged recapitalization, in which the basis of Greenfield Holdings’ investment in the Company was reflected in the Company’s financial statements, giving rise to goodwill and certain other intangible assets, which have been substantially amortized or written off prior to 2002. From 1999 until 2002, the Company expended significant funds to build the Greenfield Online panel and its Internet-based technology infrastructure.

      In December 2002, the Company’s controlling stockholders completed a recapitalization of its capital structure, which included the issuance of new senior equity securities, the issuance of common stock and a reverse split of the previously issued Class A and Class B Common Stock into common stock at a ratio of 0.41987 to 1 (the “Recapitalization”), during which Greenfield Holdings was dissolved. For all periods presented, all share information reflects the 0.41987 reverse split as part of the Recapitalization.

      For information purposes, we refer to the “Predecessor” for the period prior to the Management Buyout (May 17, 1999), the “Successor” for the period subsequent to the Management Buyout.

Nature of Business

      The Company is a leading independent provider of Internet survey solutions to the global marketing research industry and derives 100% of its revenues from Internet data collection products and services. The Company actively manages the Greenfield Online panel, a 100% Internet-based panel of 1.7 million individuals who participate in the Company’s surveys.

      Over the past nine years, the Company has developed proprietary management techniques and technologies that allow it to actively manage the Greenfield Online panel. It uses these techniques to efficiently conduct Internet surveys and continually seeks to refresh and enhance its panel profiles, enabling the delivery of higher-value survey data to its clients. The Company’s automated technology platform allows the Company to perform a large volume of surveys simultaneously, and its global production capabilities provide a continuous survey programming, data collection and processing services.

      The Company targets its Internet survey solutions to approximately 2,500 full service marketing research and consulting firms in the United States and the world’s top 25 marketing research companies. The Company employs an “outsourcing” business model that allows it to partner with its clients to leverage their global sales forces.

International Expansion — India and Europe

      In July 2003, the Company began operations in Europe and in addition, it incorporated Greenfield Online Private Limited in Gurgaon, India (“GFOL India”) for the purpose of providing the Company with data processing and survey programming services. In August 2003, the Company incorporated under the laws of the United Kingdom, through its wholly-owned subsidiary Greenfield Online Europe, Ltd. (“GFOL Europe”) to provide the Company with a presence in Europe to meet the expected increase in demand for the Company’s Internet survey solutions in Europe.

GREENFIELD ONLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Liquidity and Capital Resources

      The Company has a limited operating history and, until 2003, the Company had historically sustained net losses and negative cash flows from operations. In addition, the Company has an accumulated deficit at December 31, 2002 and 2003. The Company’s prospects are subject to the risks and uncertainties frequently encountered by companies in the relatively new and rapidly evolving markets for Internet products and services. These risks include, but are not limited to: the failure to further develop and extend the Company’s Internet survey solutions; the rejection of Internet-based marketing research by companies in favor of more traditional methods; the inability of the Company to maintain and increase the Greenfield Online panel; failure to compete effectively for new clients; as well as other risks and uncertainties. In addition, the Company has growth plans, which include hiring new personnel and expanding internationally. The Company currently has limited financial flexibility and available borrowing capacity to execute these plans, and the Company’s growth plans will require capital and further financial flexibility. In the event the Company does not successfully implement its business strategy, certain assets may not be recoverable.

Reverse Stock Split

      In April 2004, the board of directors of the Company authorized the filing of a registration statement with the Securities and Exchange Commission that would permit the Company to sell shares of its common stock in connection with a proposed initial public offering of its common stock (“IPO”). These consolidated financial statements give effect to a reverse one-for-14 split of the Company’s outstanding common stock to be effective prior to the completion of the IPO. Upon the completion of the IPO, all shares of the Company’s Series C-2 Preferred Stock, par value $0.0001 (“Series C-2”) will be redeemed and all outstanding shares of the remaining series of Preferred Stock will be converted into shares of the Company’s common stock on a one-for-14 basis.

Unaudited Pro Forma Balance Sheet

      The unaudited pro forma balance sheet gives effect to the conversion of the convertible preferred stock as if it occurred on December 31, 2003. The conversion of the outstanding preferred stock into common stock will automatically occur upon consummation of the IPO. Upon the closing of the IPO, all of the outstanding shares of Series A Convertible Participating Preferred Stock, par value $0.0001 (“Series A”), Series B Convertible Participating Preferred Stock, par value $0.0001 (“Series B”), and Series C-1 Convertible Participating Preferred Stock, par value $0.0001 (“Series C-1”), will automatically convert into an aggregate of 10,408,119 shares of common stock.

Note 2	— Summary of Significant Accounting Policies:

      The following are the significant accounting policies followed by the Company:

      Consolidation. The consolidated financial statements include the accounts of Greenfield, its wholly owned and controlled subsidiaries GFOL Europe, as well as GFOL India. All significant intercompany transactions have been eliminated in consolidation.

      Revenue Recognition. The Company recognizes revenues for services when the research or survey data is delivered in accordance with the terms of the agreements. Research products are delivered within a short period generally ranging from a few days to eight weeks, and there are no significant obligations remaining after delivery. An appropriate deferral is made for costs related to projects in process. Billings rendered in advance of services being performed, as well as customer deposits received in advance, are included in deferred revenue. Provision for estimated project losses, if any, is made in the period such losses are determined and estimable. Syndicated (recurring) research services are on a subscription basis for periods of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

up to one year. Subscription revenues are recognized ratably over the term of the related contract as services were provided.

      Except as discussed in Note 3, the Company did not have multiple element transactions during any periods presented.

      Cash and Cash Equivalents. The Company considers all highly liquid instruments (cash and short-term securities) with original maturities of three months or less to be cash equivalents.

      Translation of Foreign Currencies. The Company began operations outside the United States during the year ended December 31, 2003. In all circumstances, the functional currency is the U.S. Dollar, all assets and liabilities of foreign subsidiaries are remeasured at the year-end (current) exchange rates and components of revenues and expenses are remeasured at average exchange rates for the year.

      Concentration of Credit Risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade accounts receivable. The Company periodically reviews its accounts receivable for collectibility and provides for an allowance for doubtful accounts to the extent that amounts are not expected to be collected. For the year ended December 31, 2003, two customers each accounted for more than 10% of the Company’s net sales. Taylor Nelson Sofres Intersearch (“TNSI”) accounted for approximately 14.5% of the Company’s net sales and Custom Research, Inc. (“CRI”) accounted for approximately 12.7% of the Company’s net sales. The ten largest customers of Greenfield (including TNSI and CRI) accounted for approximately 37%, 65% and 53% of the Company’s net sales for the years ended December 31, 2001, 2002 and 2003, respectively. The ten largest accounts receivable balances of Greenfield (including TNSI and CRI) accounted for approximately 63%, 47% and 38% at December 31, 2001, 2002 and 2003, respectively.

      Property and Equipment. The Company depreciates its assets over their estimated useful lives. The estimated useful lives range from: 3 to 5 years for equipment; 7 years for furniture and fixtures; the shorter of the estimated useful life of the related asset or the life of the lease for leasehold improvements; and 4 years for automobiles. Property and equipment are carried at historical cost, include amounts under capital leases and are depreciated using the straight-line method. Repair and maintenance expenditures are expensed as incurred.

      Goodwill and Other Intangible Assets. The excess of the cost over the fair value of the net assets acquired in the Management Buyout were recorded as intangible assets and allocated to “customer base,” “workforce” and “panel members,” which were amortized on a straight-line basis over the estimated useful lives of the related assets, 2.5 years, 3.5 years and 4 years, respectively. Based on the Company’s financial condition of recurring operating losses, management performed an evaluation of the recoverability of these assets and concluded during 2001 that an impairment existed. As a result, the Company recorded an impairment charge of $73,000 for the year ended December 31, 2001, which represented the remaining net book value of the “workforce” at December 31, 2001. The Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) in June 2001, which was effective for the Company on January 1, 2002. SFAS 142 requires that goodwill no longer be amortized, and instead, be tested for impairment when changes in circumstances indicate that an impairment may exist, and at least on an annual basis. The Company conducted its initial review as of January 1, 2002 and determined that an impairment existed. The Company therefore recorded an impairment charge of $93,000 for the year ended December 31, 2002, which is included in “Selling, general and administrative” expense in the accompanying statement of operations.

      Long-lived Assets. The Company reviews other long-lived assets, including property and equipment and internal use software for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Management determines whether there has been any impairment on such assets by comparing anticipated undiscounted cash flows from the use and eventual

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

disposition of the asset or asset group to the carrying value of the asset. The amount of any resulting impairment is calculated by comparing the carrying value to the fair value, which is estimated, primarily using the present value of the estimated future cash flows.

      Software Costs. The Company follows the provisions of Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”) to account for the costs of computer software. Costs associated with development of code and the purchase or license of software from external vendors, including upgrades, which are used to run the Company’s Internet survey solutions are capitalized and amortized to cost of services over the estimated useful life, typically two years.

      The Company expenses as incurred all costs associated with new product development whether performed by employees or outside consultants, including reengineering, process mapping, feasibility studies, data conversion, and training incurred solely to extend the useful life of the existing software. In addition, the Company expenses as incurred the costs associated with maintenance of current technologies.

      Income Taxes. Deferred taxes are determined under the asset and liability approach. Deferred tax assets and liabilities are recognized on differences between the book and tax basis of assets and liabilities using presently enacted tax rates. Further, deferred tax assets are recognized for the expected benefits of available net operating loss carryforwards, capital loss carryforwards and foreign tax credit carryforwards. A valuation allowance is recorded to reduce a deferred tax asset to an amount, which the Company expects to realize in the future. The Company continually reviews the adequacy of the valuation allowance and recognizes these benefits only as reassessment indicates that it is more likely than not that these benefits will be realized. In addition, the Company continuously evaluates its tax contingencies and recognizes a liability when it believes that it is probable that a liability exists and can be reasonably estimated.

      Fair Value of Financial Instruments. The Company’s financial instruments primarily consist of cash, short-term securities, accounts receivable, capital lease obligations, accounts payable, accrued expenses, and other short and long-term borrowings. The face value of the Company’s debt approximates its fair value and is included in the balance sheet at its face amount net of an applicable discount. The fair value of such debt is estimated based on quoted market prices for the same or similar issues offered to the Company for debt with the same or similar remaining maturities and terms. Where applicable, discounts are based upon the estimated relative fair value of common stock purchase warrants issued with the debt.

      Panelist Incentives. The Company’s panelists receive incentives for participating in the surveys from the Company, which are earned by the panelist when the Company receives a timely survey response. A panelist has the right to claim his or her incentive payment at any time prior to its expiration, which is generally one year. The Company accrues incentives as incurred, and reverses expirations to the statement of operations as they occur. For the years presented, unclaimed incentives represented less than 10% of total incentives accrued.

      Panel Acquisition Expenses. Costs associated with establishing and maintaining panels of potential survey respondents are expensed as incurred. These costs include payments to third parties who source panelists from their databases and websites.

      Research and Development. Research and development costs are expensed as incurred. Such costs primarily include direct costs for salaries, employee benefits and sub-contractors engaged in product development activities.

      Stock-Based Compensation. The Company accounts for stock-based compensation using the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations, and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), for such awards. Under APB No. 25, compensation is determined to the extent that the

GREENFIELD ONLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fair value of the underlying stock on the date of grant exceeds the exercise price of the employee stock option or stock award. Compensation so determined is deferred in stockholders’ deficit and then recognized over the service period for the stock option or award.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 amends FASB Statement No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation prescribed by SFAS 123. SFAS 148 also amends the disclosure provisions of SFAS 123 to require prominent disclosure in both annual and interim financial statements about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. The Company has adopted the disclosure requirements of SFAS 123 in these financial statements and the information regarding the net income (loss) determined as if the Company had accounted for its stock options under the fair value method.

      The following table illustrates the effect on net income (loss) available to common stockholders and income (loss) per share if the Company had applied the fair value recognition provisions of SFAS 123 for the years ended December 31, 2001, 2002 and 2003 (in thousands, except per share data).

	For the Years Ended December 31,

	2001	2002	2003

Net income (loss) as reported	$(17,287)	$(2,394)	$1,648
Add: Stock-based employee compensation expense included in net income (loss) as recorded	2,467	1,572	1,282
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(3,847)	(3,542)	(3,593)

Pro forma net loss	$(18,667)	$(4,364)	$(663)

Net Income (loss) per share as reported:
Basic	$(17.71)	$(6.42)	$0.07
Diluted	$(17.71)	$(6.42)	$0.06
Pro forma loss per share:
Basic	$(19.13)	$(8.43)	$(0.68)
Diluted	$(19.13)	$(8.43)	$(0.68)

      The following table illustrates the weighted average assumptions for the Black-Scholes option-pricing model used in determining the fair value of options granted to employees.

	Years Ended
	December 31,

	2001	2002	2003

Risk-free interest rate	4.70%	1.45%	2.35%
Weighted average expected life (years)	5	5	5
Volatility factor	82%	63%	72%
Forfeiture rates	—	—	—
Expected dividend yield	—	—	—

      Stock compensation arrangements to nonemployees are accounted for in accordance with SFAS 123, as amended by SFAS 148 and FASB Interpretation No. 44 “Accounting for Certain Transactions involving

GREENFIELD ONLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Compensation, an interpretation of APB 25”, using the fair value approach. The compensation costs of these arrangements are amortized to expense over the service period as earned.

      Net income (loss) per share. The Company reports net income (loss) per share in accordance with Statement of Financial Accounting Standards No. 128 “Earnings per Share” (“SFAS 128”). Under SFAS 128, basic earnings per share, which excludes dilution, is computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could be exercised or converted into common shares, and is computed by dividing net income or loss available to common stockholders by the weighted average of common shares outstanding plus the dilutive potential common shares. Diluted earnings per share includes in-the-money stock options and warrants using the treasury stock method and also includes the assumed conversion of preferred stock using the if-converted method if dilutive. Due to the participation features of the Company’s Series A, Series B and Series C-1 Preferred Stock, basic and diluted earnings per share has been calculated using the “two-class” method, which is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In loss periods, no amounts are allocated to the participating securities. During a loss period, the assumed exercise of in-the-money stock options and warrants and the conversion of convertible preferred stock has an anti-dilutive effect and therefore, these instruments are excluded from the computation of dilutive earnings per share. Weighted average potential common shares of 2,351,929, 3,543,714 and none were excluded from the computation of diluted earnings per share for the years ended December 31, 2001, 2002 and 2003, respectively, as they would be anti-dilutive.

      The following is a reconciliation of basic number of common shares outstanding to diluted number of common and common stock equivalent shares outstanding (in thousands):

	For the Years Ended
	December 31,

	2001	2002	2003

Weighted average number of common and potential common shares outstanding:
Basic number of common shares outstanding	976	981	2,054
Dilutive effect of stock option grants	—	—	289
Dilutive effect of warrants	—	—	4

Diluted number of common and potential common shares outstanding	976	981	2,347

      Use of Estimates. The preparation of these consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant assumptions and estimates relate to the determination of accrued expenses, liabilities for panelist incentives and stock-based compensation, certain asset valuations including deferred tax asset valuations and the useful lives of property and equipment and internal use software. Actual results could differ from those estimates.

      Recently Issued Accounting Standards. In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 provides new guidance on the recognition of impairment losses on long-lived assets, excluding goodwill, to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. SFAS 144 also requires long-lived assets that are to be abandoned, be treated as held for use and depreciated over their remaining expected lives and

GREENFIELD ONLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

broadens the presentation of discontinued operations in the statement of operations to a component of an entity rather than a segment of a business. SFAS 144 was effective for the Company beginning January 1, 2002 and had no material impact on the Company’s financial position or results of operations.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured, initially at fair value, only when the liability is incurred. SFAS 146 nullified Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”), which required a liability for an exit cost to be recognized at the date of an entity’s commitment to an exit plan. The adoption of SFAS 146 is expected to result in delayed recognition for certain types of costs as compared to the provisions of EITF 94-3, especially for facility closure costs. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 could affect the types and timing of costs included in future business consolidation and restructuring programs. SFAS 146 did not have a material impact on the Company’s financial position or results of operations.

      In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, (an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34)” (“FIN 45”). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 were effective for interim and annual financial statements for periods ending after December 15, 2002. The initial recognition and initial measurement provisions did not have a material impact on the Company’s financial position or results of operations.

      In December 2002, the Emerging Issues Task Force (“EITF”) issued EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). EITF 00-21 provides guidance on determining whether a revenue arrangement contains multiple deliverable items and if so, requires that revenue be allocated among the different items based on fair value. EITF 00-21 also requires that revenue on any item in a revenue arrangement with multiple deliverables not delivered completely must be deferred until delivery of the item is completed. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. EITF 00-21 is not expected to have a material impact on the Company’s financial position or results of operations.

      In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires that if an entity is the primary beneficiary of a variable interest entity, the assets, liabilities, and results of operations of the variable interest entity should be included in the Consolidated Financial Statements of the entity. In December 2003, the FASB issued FIN 46R to provide additional clarifications to FIN 46 and deferred the latest date by which FIN 46 must be applied by a Company for variable interest entities acquired after January 31, 2003, to the first annual reporting period beginning after December 15, 2004. FIN 46 is currently effective for all variable interest entities created or acquired after January 31, 2003.

      In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity.” SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that those instruments be classified as liabilities (or assets in certain circumstances) in statements of financial position. SFAS 150 affects the issuer’s accounting for certain types of freestanding

GREENFIELD ONLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

financial instruments and also requires disclosure about alternative ways of settling the instruments and the capital structure of entities — all of whose shares are mandatorily redeemable. SFAS 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective in the interim period beginning July 1, 2003 for the Company. As a result of the adoption of SFAS 150, the Series C-2 Preferred Stock has been classified between liabilities and equity at December 31, 2002 and was reclassified to a liability at December 31, 2003 since the Company must redeem all of the Series C-2 Preferred Stock (see Note 10).

Note 3	— Sale of Custom Research Business:

      The Company entered into an asset purchase agreement (the “Asset Purchase Agreement”) to sell the assets of its custom research business (the “Custom Research Business”) to Taylor Nelson Sofres Operations, Inc. (“TNSO”), which was completed on January 31, 2002. For the sale, the Company received approximately $2,000,000 at closing and an additional $600,000 during 2003, when certain conditions in the Asset Purchase Agreement were met. The sale of the Custom Research Business comprised the conveyance of 19 full-time employees, all contracts of the Custom Research Business and a sublease of certain office space. Further, the Company gave up its right to perform custom research for end-user clients for a period of three years.

      Contemporaneously with the execution of the Asset Purchase Agreement, the Company entered into an Alliance, License and Supply Agreement (the “Alliance Agreement”) with TNSI, an affiliate of TNSO, originally maturing on January 30, 2007. During the term of the Alliance Agreement, TNSI was required to bring substantially all of its U.S.-based custom marketing research and Internet sample requirements business to the Company, with a contractual minimum of $200,000 per month of qualifying revenue (as defined in the Alliance Agreement) from purchases of sample and other services in the first year, increasing to a minimum of $300,000 per month in the second year, for a total of $5,400,000 in guaranteed payments over the first two years. The Alliance Agreement also specified no payments for the first three months’ services in 2002. Since the Company was required to provide the services, we treated $600,000 of the cash received upon sale of the Custom Research Business as an advance deposit on the first three months of services under the Alliance Agreement. Accordingly, we viewed the total contractual payments for the Alliance Agreement to be approximately $6,000,000. In December 2003, the minimum purchases, as required under the Alliance Agreement, were satisfied by TNSI.

      The Company determined that the two agreements with TNSO and TNSI constituted a multiple element arrangement in which the stipulated proceeds from the sale, and the stipulated guaranteed payments in the Alliance Agreement, are required to be allocated between the sale transaction and the Alliance Agreement. The Company obtained an independent valuation of the Custom Research Business sold and the Alliance Agreement. The Company also compared the pricing in the Alliance Agreement to that of similarly situated customers using the guidance in EITF 00-21. In determining the most appropriate allocation of fair value, the Company weighted most significantly the value of its research services sold separately to these customers based upon the fact that the Company’s prices for services to third parties are more objective and verifiable than estimating the value of the business disposed of. Accordingly, at the time, the Company determined that the fair value of the future services amounted to approximately $5,600,000. The $400,000 difference between the contractual amount of $6,000,000 and the fair value of the services of $5,600,000 was recorded as a contract asset upon sale of the Custom Research Business and the simultaneous signing of the Alliance Agreement. This asset was amortized against revenue during 2002 and 2003 on a straight-line basis, which is substantially similar to the pattern in which the services were provided. The Company recorded a pre-tax gain on the sale of the Custom Research Business in the amount of $1,497,000 and $600,000 in year ended December 31, 2002 and 2003, respectively, as a result of this transaction, which is included in “other income (expense)” in the accompanying statement of operations. The $600,000 gain was recorded in 2003, when the associated contingencies lapsed and the cash was received.

GREENFIELD ONLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      On November 26, 2003, the Company and TNSI amended the Alliance Agreement to provide that: the term would expire on December 31, 2006, with no automatic renewal rights; that the Company would be allowed to sell Internet data collection services to end-users; and that during the term of the Alliance Agreement, TNSI and NFO Worldgroup, Inc (“NFO”), which Taylor Nelson Sofres plc, the parent company of TNSO, had acquired in 2003, would provide the Company with an opportunity to bid on substantially all of TNSI and NFO’s third-party U.S.-based Internet consumer sample business.

Note 4 — Prepaid expenses and other current assets:

      Prepaid expenses and other current assets consisted of the following at December 31 (in thousands):

	2002	2003

Other non-trade receivables	$328	$28
Prepaid expenses	60	355
Deferred project costs	58	68
Contract asset (Note 3)	217	17
Other	18	30

	$681	$498

Note 5 — Property and Equipment, net:

      Property and equipment, net consisted of the following at December 31 (in thousands):

	Estimated
	Useful
	Life-Years	2002	2003

Computer and data processing equipment	3 - 5	$5,006	$5,581
Leasehold improvements	2 - 7 *	1,320	1,366
Furniture and fixtures	7	1,097	1,097
Telephone system	5	123	123
Automobile	4	—	88

		7,546	8,255
Less: Accumulated depreciation		(4,810)	(5,835)

Property and equipment, net		$2,736	$2,420

*	Lesser of the estimated life of the asset or the life of the underlying lease.

      Depreciation expense amounted to $2,099,000, $1,624,000 and $1,025,000 for the years ended December 31, 2001, 2002 and 2003, respectively including amounts recorded under capital leases. In the years ended December 31, 2001 and 2002, the Company disposed of assets with a net book value of $184,000 and $23,000, respectively, primarily leasehold improvements and computer equipment.

GREENFIELD ONLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Included in property and equipment above are assets acquired under capital leases, which are summarized below at December 31 (in thousands):

	2002	2003

Computer and data processing equipment	$2,784	$3,271
Furniture and fixtures	947	947
Automobile	—	58

	3,731	4,276
Accumulated depreciation	(2,354)	(3,024)

Assets under capital leases, net	$1,377	$1,252

Note 6 — Other intangible assets, net:

      Other intangible assets consists of the following at December 31 (in thousands):

	Estimated
	Useful
	Life-Years	2002	2003

Internal use software	2	$1,907	$2,047
Panel members (fully amortized at December 31, 2003)*	4	712	712

		2,619	2,759
Less: Accumulated amortization		(2,076)	(2,448)

Other intangible assets, net		$543	$311

*	Asset recorded in connection with the “Management Buyout” in 1999

      Amortization of internal use software amounted to $1,988,000, $688,000 and $285,000 for the years ended December 31, 2001, 2002 and 2003, respectively, which is included in cost of revenues in the accompanying statement of operations. Amortization of other intangible assets (excluding internal use software) amounted to $555,000, $178,000 and $88,000 for the years ended December 31, 2001, 2002 and 2003.

      As a result of the recurring losses from operations, as well as certain downsizing efforts, management performed an evaluation of the recoverability of these assets and determined that the estimated fair value was less than the carrying value of certain software costs that had no future use and recorded an impairment charge of $408,000 and $2,000, respectively for the years ended December 31, 2001 and 2002, which is included in “Selling, general and administrative” expenses in the accompanying statement of operations in each respective year.

Note 7 — Accrued expenses and other current liabilities:

      Accrued expenses and other current liabilities consisted of the following at December 31 (in thousands):

	2002	2003

Accrued payroll and commissions	$824	$1,499
Panelist incentives	659	1,118
Customer deposits	322	235
Other	1,181	1,727

	$2,986	$4,579

GREENFIELD ONLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For the years ended December 31, 2001, 2002 and 2003, the Company reversed panelist incentives accrual of none, $85,000, and $250,000, respectively, for the expirations of the incentives. For the year ended December 31, 2001, the Company had an arrangement with a consultant to provide the payment of the awards to the panelists, which included the cost of unclaimed incentives that benefited the consultant.

      The Company has arrangements with Microsoft Corporation through Microsoft Network (“MSN”). Through these arrangements, the Company pays MSN for network traffic routed to the Company’s website where participants respond to its surveys. The Company also incurs a fee to MSN for surveys completed and delivered to clients. Fees for first time traffic routed to our website through MSN, which are included in panel acquisition expense, amounted to $621,000 and $1,147,000 for the years ended December 31, 2002 and 2003, respectively. In 2003, MSN began charging the Company fees for surveys completed and delivered through MSN referrals. Such fees for completed surveys, which are included in cost of revenues, amounted to $214,000 for the year ended December 31, 2003.

Note 8 — Related Parties:

      During 2003, the Company paid $83,000 in consulting fees to shareholders of GFOL India in connection with its incorporation. This agreement related primarily to recruiting and training employees.

Notes receivable from Stockholders

      In conjunction with the Management Buyout, the Company paid $500,000 to the former sole stockholder of the Predecessor on behalf of two officers of the Company, Mr. Nadilo and Mr. Davis. In exchange, Mr. Nadilo and Mr. Davis issued the Company two non-recourse promissory notes (the “Promissory Notes”) in the amounts of $425,000 and $75,000, respectively. The cash paid to Mr. Nadilo and Mr. Davis was used to purchase 1,048,050 and 184,950 shares, respectively, of the Company’s Class A Common Stock (“Class A”) from the sole stockholder of the Predecessor in 1999. The Promissory Notes were collateralized with the shares of Class A, bear interest at a rate of 5.3% per annum, and one Note that matures on May 17, 2004 and may be repaid in whole or in part at any time without penalty. The Company’s sole recourse against Mr. Nadilo and Mr. Davis is limited to the shares of Class A, which were later combined with the Company’s Class B Common Stock (“Class B”) into one class of common stock as part of the Recapitalization.

      The Class A Stock, purchased by Mr. Nadilo and Mr. Davis with the proceeds of the Promissory Notes is restricted because the Company has the right to repurchase the Class A for its original purchase price from either one of these officers if their employment terminates for any reason. The restrictions on the Class A lapse and the Class A becomes vested 25% one year after the Management Buyout and 12.5% each six-month period thereafter until four years have expired from the date of the Management Buyout. Under Emerging Issues Task Force Abstract 95-16, “Accounting for Stock Compensation Arrangements with Employer Loan Features” (“EITF 95-16”), these Promissory Notes were treated as stock option awards with variable plan accounting treatment.

      On March 3, 2000, Greenfield’s management and these two officers agreed to amend these Promissory Notes to make them full recourse notes (the “Recourse Note(s)”). In accordance with EITF 95-16, variable plan accounting treatment ceased and the Company recorded unearned stock-based compensation expense in the amount of $8,039,000. This unamortized unearned stock-based compensation is being amortized to expense over the remaining service term.

      In April 2001, the Company accepted the resignation of Mr. Nadilo, the Company’s then Chief Executive Officer, who surrendered all of his Class A in full payment of his Recourse Note and the Company reversed the remaining $2,555,000 unearned stock-based compensation to additional paid in capital, with respect to Mr. Nadilo. In the aggregate, with respect to these Notes, the Company amortized $1,444,000,

GREENFIELD ONLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$192,000 and $48,000 of stock-based compensation expense in the statement of operations for the years ended December 31, 2001, 2002 and 2003, respectively, leaving a remaining balance of $44,000 to be amortized through March 3, 2004. At December 31, 2003, the principal amount of $131,000 is recorded as a “Note receivable from stockholder” in stockholders’ deficit.

      In connection with the Company’s issuance of Series A Convertible Participating Preferred Stock to other investors in March 2001, Mr. Davis borrowed $56,000 from the Company to purchase Class B from Greenfield Holdings. In exchange for the cash, Mr. Davis issued a promissory note in the aggregate amount of $56,000 with an annual compounding interest rate of 8% and maturing on May 17, 2004. The loan is collateralized by the shares of Class B, which were later combined with Class A into one class of common stock as part of the Recapitalization.

I-GAIN contract

      The Company had an arrangement with I-GAIN, an incentive and loyalty reward company, which provided that I-GAIN would pay cash awards to panelists on behalf of the Company in exchange for the Company’s payment of a fee of $0.50 per transaction. Hugh O. Davis, the Company’s Chief Technology Officer, formerly held a 10% ownership interest in I-GAIN. The contract with I-GAIN became null and void in May 2001 and the total costs incurred by the Company for this arrangement with I-GAIN for the year ended December 31, 2001 was $653,000, which included amounts that I-GAIN paid to panelists and is included in cost of revenues. There have been no further transactions with I-GAIN since May 2001.

Greenfield Consulting Group, Inc.

      On May 14, 1999, the Company entered into a three-year agreement with Greenfield Consulting Group, Inc., (“Greenfield Consulting”). Greenfield Consulting is wholly owned by the sole stockholder of the Predecessor. Under the three-year agreement, Digital Idea, Inc., a subsidiary of Greenfield Consulting, would exclusively purchase qualitative and quantitative market research data from the Company at discounted rates. In turn, the Company agreed not to enter into any exclusive provider arrangement with any other internet-focused strategic consulting services company in the marketing services category. During the year ended December 31, 2001, the Company earned revenues of approximately $330,000 from Digital Idea, Inc. related to these services. There have been no further transactions with Digital Idea, Inc. since 2001.

Note 9 — Revolving Credit Facility:

      The Company has a credit facility with Silicon Valley Bank (the “SVB Credit Facility”) in the amount of $1,875,000 at December 31, 2002 and 2003 based upon an 80% advance rate on eligible accounts receivable (the “Borrowing Base”). The SVB Credit Facility bears interest at a rate equal to the prime rate plus 1% (prime plus 1.75%, or 5.75%, at December 31, 2002), plus a collateral handling fee of 0.375% of the monthly average daily financed receivable balance. The SVB Credit Facility is collateralized by the general assets of the Company, matures on August 22, 2005 and is subject to a covenant, which requires the Company to achieve certain performance targets each month that the SVB Credit Facility is outstanding. The Company had an outstanding balance of $1,216,000 at December 31, 2002. In addition, the Company paid interest in the amount of $23,000, $158,000 and $122,000, respectively, for each of the years ended December 31, 2001, 2002 and 2003 associated with the SVB Credit Facility. No amounts were outstanding under the SVB Credit Facility at December 31, 2003.

GREENFIELD ONLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 — Redeemable or Convertible Preferred Stock:

Series C-2 Redeemable Preferred Stock

      During the Recapitalization described in Note 11, the Company issued an aggregate of 10,000 shares of Series C-2 Redeemable Preferred Stock, par value $0.0001 per share (“Series C-2”), in satisfaction of debt then outstanding of $1,537,000, plus accrued interest of $516,000 (“Series C-2 Aggregate Proceeds”) of the existing stockholders. At the date of issuance, the Company recorded a discount of $1,232,000, which is the difference between the stated value and the estimated fair market value of Series C-2 and was recorded as a component of additional paid-in capital. The initial carrying value is being accreted to redemption value over the redemption period.

      Commencing on the second anniversary of the Recapitalization, the Series C-2 holders shall be entitled to receive aggregate cumulative dividends at an annual rate of 10.5% on the Series C-2 Aggregate Proceeds. The dividends shall be paid when, as and if declared by the board, upon liquidation or redemption, as defined.

      Series C-2 holders have liquidation rights equal to the Series C-2 Aggregate Proceeds, plus all accrued and unpaid dividends. The Series C-2 is pari passu with the Series C-1 with regard to liquidation preference, and senior to all other equity securities of the Company.

      The Company may redeem the Series C-2 at any time, in whole or in part, for an amount, prorated according to the number of shares redeemed, equal to the Series C-2 Aggregate Proceeds, plus accrued and unpaid dividends, if any. The Series C-2 is mandatorily redeemable by the Company on May 17, 2009, or earlier upon the occurrence of: (i) a qualified initial public offering of its securities of not less than $30 million in aggregate proceeds and a per share offering price greater than $1.00 (“Qualified IPO”) or (ii) the Company enters into any transaction of merger or consolidation where aggregate cash consideration received by the Company is in excess of $20 million.

      As discussed in Note 2, the Company adopted the provisions of SFAS 150. As a result of adopting SFAS 150, Series C-2, which had been included within the balance sheet caption “Series C-2 mandatorily redeemable preferred stock” classified between liabilities and equity in the Company’s Consolidated Balance Sheet at December 31, 2002, was reclassified to “Series C-2 mandatory redeemable preferred stock,” a new liability caption, upon adoption of SFAS 150 as of July 1, 2003. As of December 31, 2003, the mandatorily redeemable preferred stock balance was $943,000. Subsequent to the adoption of SFAS 150, the accretion related to this instrument, which was previously reported as “accretion of preferred stock dividends” in the Company’s Consolidated Statements of Operations, are now accounted for as a component of interest expense. SFAS 150 does not permit reclassification of prior year amounts to conform to the current year presentation.

Series B Convertible Preferred Stock

      During the Recapitalization described in Note 11, the Company issued an aggregate of 30,211,595 shares of Series B. The Series B was issued in satisfaction of the then outstanding Greenfield Holdings Promissory Notes of $12,600,000, plus accrued interest of $4,228,000, (the “Series B Aggregate Proceeds”).

      The holders of Series B shall be entitled to receive a cumulative dividend at an annual rate of 4% of the Series B Aggregate Proceeds. Dividends shall be payable upon conversion into shares of common stock by the Company. Dividends are being accreted to the carrying value of Series B in the accompanying balance sheet. No dividends shall be paid until the Series C-2 has been redeemed in full. All Series B stockholders have liquidation rights equal to $0.2785 per share, plus declared and unpaid dividends. These liquidation rights are junior to both Series C-1 and Series C-2, and senior to all other equity securities of the Company.

GREENFIELD ONLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Series B securities contain settlement provisions, which require the holder to receive cash and common stock upon redemption. Each holder of Series B shall have the option to convert such holder’s shares of Series B into shares of Common Stock of the Company at an initial conversion price of $0.2785, subject to equitable adjustments for stock splits, stock dividends, recapitalizations, and the like. Upon conversion, such holder shall also receive its per share portion of the Series B liquidation rights plus all declared and unpaid dividends.

      As the liquidation rights are redeemable by the holders upon conversion, the Company has classified the Series B between liabilities and equity in the accompanying balance sheet. In addition, upon issuance of Series B, the Company recorded a charge of $3.9 million to income available to common shareholders based upon the difference between the estimated fair value of the Series B at such time and the liquidation preference amount.

      Series B shall be automatically converted into common stock upon the occurrence of either (i) a Qualified IPO, (ii) upon the election of 66 2/3% of the Series B stockholders and subject to the Company’s consent or (iii) at the election of the Company. Upon such conversion, the Company will also pay to the Series B holders the Series B liquidation right.

      In accordance with EITF Topic D-42, The Effect of the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, at the time of redemption, in calculating earnings per share, the Company will be required to subtract from net earnings available to common shareholders, the excess of (1) fair value of the consideration transferred to the holders of Series B over (2) the carrying amount of the preferred stock in the Company’s balance sheet.

Note 11 — Stockholders’ Equity:

Recapitalization

      On December 27, 2002, our stockholders, who were also the holders of all of our outstanding subordinated indebtedness, completed the Recapitalization. The Recapitalization resulted in the issuance by the Company of three newly created classes of Preferred Stock, an amendment to the rights and preferences of the currently outstanding Series A, the conversion of the currently outstanding Class A and Class B Common Stock (“Class A” and “Class B,” respectively) into a single class of common stock, and a combination (reverse-split) of the resulting class of common stock. The newly created classes of Preferred Stock are designated respectively as the Series B, Series C-1 and Series C-2. Because the Recapitalization was a transaction exclusively among the existing holders of our subordinated debt and equity securities, the transaction is considered to be merely a change in the legal form and in the rights and preferences of the Company’s subordinated debt and equity securities. Accordingly, there was no gain or loss recognized from the exchange of the preferred and common equity securities and no gain or loss on the early subordinated debt extinguishment following the guidance of Footnote 1 of APB No. 26, “Early Extinguishment of Debt.” Instead, the Recapitalization is considered to be a capital transaction between related parties.

      As a result of the Recapitalization, on an aggregate basis, the holders of Series C-1, Series B, Series A and common stock represent approximately 85% of the voting interest in the Company. These same shareholders also maintained approximately the same voting interest as they held prior to the Recapitalization.

Common Stock

      The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue up to 13,605,479 shares of $0.001 par value common stock.

GREENFIELD ONLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Effective with the Management Buyout and up until the Recapitalization, the Company had two classes of common stock, Class A and Class B. In liquidation, Class B had a preference over the Class A, and would receive a 7% cumulative return on its original price per share.

      As a result of the Recapitalization, the Company converted all of its then outstanding Class B and Class A into a single class of Common Stock and reverse-split such class. As a result, the Company had 945,147 shares of common stock outstanding immediately following this conversion.

      The Company also sold 1,105,750 shares of common stock to certain members of the Company’s management and an independent member of the board of directors, (the “Restricted Common Stock”). The Restricted Common Stock was sold for par value and, for the members of management, was restricted stock subject to a vesting schedule. The Restricted Common Stock will vest 50% upon grant, and the balance over a two-year period, which will accelerate upon certain conditions. The holders of the Restricted Common Stock entered into a voting agreement with the Company and its largest shareholders which provides that management has the right to vote only its vested stock, and only then for so long as the individual remains employed by the Company. The major shareholders share a proxy for each individual’s unvested stock in all circumstances and his vested stock if he leaves the Company. Further, the Company and all holders of the Restricted Common Stock entered into Sale Bonus Agreements, (the “Sale Bonus Agreements”) under which the holders of the Restricted Common Stock will receive a cash bonus in the event of a sale of the Company. In the event of a sale, the sales bonus provides for a cash payout of $0.0865 per dollar of net liquidation proceeds above $14 million as long as net liquidation proceeds are approximately $26.7 million. At the date of the Recapitalization, 543,287 Restricted Common Stock shares were subject to restriction and 562,462 vested immediately.

      At the date of Recapitalization, the Company recorded a deferred compensation charge of approximately $534,000 for unvested Restricted Common Stock and charged to compensation expense $553,000 for the Restricted Common Stock that vested immediately as the estimated fair market value of the underlying Restricted Common Stock shares exceeded the amount paid in by management. As the restricted unvested underlying common stock issued to management is subject to a vesting schedule, the compensation charge has been deferred and is amortized on a straight-line basis over the vesting period. Accordingly, the Company amortized $11,000 and $267,000 for the years ended December 31, 2002 and 2003. As of December 31, 2003, unearned stock-based compensation related to Restricted Common Stock was approximately $256,000.

Series A Preferred Stock

      During 2001, the Company completed the offering of 40,874,511 shares of preferred stock, designated as Series A Preferred Stock, par value $0.0001 per share, (“Series A”) for $0.2913 per share for aggregate proceeds of $11,456,000, net of cash issuance costs of $279,000 and inclusive of the conversion of unsecured 10% subordinated promissory notes, plus accrued interest and the receipt of a note receivable from a stockholder (see Note 8).

      During the Recapitalization the original terms of the Series A were modified. The modifications included (i) a reduction in voting strength from 49.13% to 22.81%, (ii) a 50% reduction in the Series A liquidation rights coupled with a downgrade in seniority, (iii) waiver of all guaranteed dividends and accrued dividends which may have existed prior to the Recapitalization, (iv) adjustment to the Series A conversion price and (v) waiver of all protective provisions originally granted to Series A holders and all rights to anti-dilution adjustments to the Series A conversion price.

      The holders of Series A are entitled to receive dividends when, as, and if, declared by the Board of Directors and with the Common Stock on an “as-converted” basis. No dividends will be paid until the Series C-2 has been redeemed in full (see Note 10).

GREENFIELD ONLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Series A stockholders have liquidation rights aggregating to $5,953,000 plus declared and unpaid dividends. These amounts are to be received upon a liquidation and after the deduction of the liquidation rights due to the Series C-2, Series C-1 and Series B and all amounts due under the Sale Bonus Agreement.

      At the option of the stockholder, each share of Series A can be converted into common stock at an initial conversion price of $0.2913 per share, subject to adjustments. Upon conversion, declared and unpaid dividends, if any, convert into common stock at a price equal to the fair value of the Common Stock at the time of conversion. The Series A shall be automatically converted into common stock upon the occurrence of (i) the closing of a Qualified IPO, or (ii) the affirmative vote of the holders of at least 66 2/3% of the issued and outstanding Series A.

Series C-1 Preferred Stock

      During the Recapitalization, the Company issued an aggregate of 74,627,182 shares of Series C-1 in satisfaction of the then outstanding bridge notes of $4,007,000, plus accrued interest of $557,000, (the “Series C-1 Aggregate Proceeds”) of the existing stockholders.

      Each outstanding share of Series C-1 is entitled to receive dividends when, as and if declared by the Board of Directors. No dividends shall be paid until Series C-2 has been redeemed in full (see Note 10).

      All Series C-1 stockholders have liquidation rights equal to $0.1223 per share, plus declared and unpaid dividends. Series C-1 ranks pari passu with the Series C-2 with regard to liquidation preference, and senior to all other equity securities of the Company and will be entitled to liquidation preference equal to two times its original purchase price plus accrued and unpaid dividends.

      At the option of the stockholder, each share of Series C-1 can be converted into common stock at an initial conversion price of $0.0612 per share, subject to adjustments. Upon conversion, declared and unpaid dividends, if any, convert into common stock at a price equal to the fair value of the Common Stock at the time of conversion. The Series C-1 shall be automatically converted into common stock upon a qualified initial public offering, as defined, of at least $30 million in aggregate proceeds and a per-share offering price greater than $1.00 or upon the election of 66 2/3% of the Series C-1 stockholders.

Unearned Stock-Based Compensation

      The Company has awarded certain stock option and warrant grants in which the fair value of its underlying stock on the date of grant exceeded the exercise price. As a result, the Company has recorded unearned stock-based compensation, which is being amortized over the service period, generally four years. Accordingly, the Company has amortized $2,467,000 and $1,572,000 and $1,282,000 of stock based compensation expense in the statement of operations for the years ended December 31, 2001, 2002 and 2003, respectively, related to these option grants. Stock-based compensation cost for the year ended December 31, 2003 totaled $1,282,000, including compensation cost of $48,000 related to the notes receivable from stockholder. Stock-based compensation expense for the year ended December 31, 2002 totaled $1,572,000, including compensation cost of $192,000 related to the notes receivable from stockholders. Stock-based compensation expense for the year ended December 31, 2001 totaled $2,467,000, including compensation expense of $1,444,000 related to the notes receivable from stockholders. In connection with options forfeited during the year ended December 31, 2002, the Company wrote off $157,000 of unearned stock-based compensation as a reduction of additional paid-in capital, respectively.

Warrants

      On December 3, 1999, in conjunction with the establishment of a bank facility, the Company issued a warrant to purchase 11,986 shares of Class A at an exercise price of $50.12 per share (“Warrant”) to a debt holder. The Warrant is exercisable immediately, expires on December 3, 2004 and contains anti-dilution

GREENFIELD ONLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

provisions. In connection with the Company’s Recapitalization, the issuance of additional potentially dilutive securities, and the combination of Class A and Class B and their reverse split, the Warrant was adjusted to be exercisable to purchase 21,212 of Common Stock at an exercise price of $28.28 per share. The Warrant with respect to all 21,212 shares was outstanding at December 31, 2002 and 2003.

      On March 3, 2000, in connection with a debt financing, the Company issued a warrant to purchase 9,990 shares of Class A at an exercise price of $50.12 to Greenfield Holdings (the “Holdings Warrant”). The Holdings Warrant is exercisable immediately, expires on March 3, 2005 and contains anti-dilution provisions. In connection with the Company’s Recapitalization, the issuance of additional potentially dilutive securities, and the combination of Class A and Class B and their reverse split, the Holdings Warrant was adjusted to be exercisable to purchase 4,268 shares of Common Stock at an exercise price of $117.18 per share. In December 2002, Greenfield Holdings was dissolved and the Holdings Warrant was distributed to the members of Greenfield Holdings. As of December 31, 2002 and 2003, the Holdings Warrant with respect to all 4,268 shares was outstanding.

      In August 2001, in connection with establishing the SVB Credit Facility, the Company issued a warrant to purchase 49,041 shares of Class A at an exercise price of $4.08 per share to the creditor (the “SVB Warrant”). The SVB Warrant was immediately exercisable, expires on August 9, 2006 and contains anti-dilution provisions. In connection with the Company’s Recapitalization, the issuance of additional potentially dilutive securities, and the combination of Class A and Class B and their reverse split, the SVB Warrant was adjusted to be exercisable to purchase 26,857 shares of Common Stock with an exercise price of $7.42 per share. The SVB Warrant with respect to all 26,857 shares was outstanding at December 31, 2002 and 2003.

Note 12 — Stock Options:

1999 Stock Option Plan

      The Company maintains a nonqualified stock option plan that enables key employees, directors and consultants of the Company to purchase shares of common stock of the Company (the “Plan”). The Company grants options to purchase its common stock based upon valuations determined by management and the Board of Directors. Options generally vest and become exercisable in four equal annual increments commencing on the first anniversary of the date of grant and expire after 10 years from the date of grant.

      On September 12, 2003 the Company amended the Plan to increase the number of shares of Common Stock, par value $0.0001 available under the Plan by 657,143 shares, from 329,897 to 987,040. There were 181,985 shares available for future grant at December 31, 2003.

			Weighted
			Average
	Number of	Option Price	Price Per
	Shares	Range	Share

Outstanding at December 31, 2000	100,631	$10.22-$168.84	$43.68

Granted	206,555	$0.42-$ 9.80	$0.70
Canceled	(100,900)	$0.42-$168.84	$27.58
Exercised	(164)	$10.36-$ 17.08	$11.34

Outstanding at December 31, 2001	206,122	$0.42-$168.84	$8.68

Granted	1,873	$0.42-$ 0.42	$0.42
Canceled	(30,214)	$0.42-$168.84	$15.68

Outstanding at December 31, 2002	177,781	$0.42-$168.84	$7.42

GREENFIELD ONLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Weighted
			Average
	Number of	Option Price	Price Per
	Shares	Range	Share

Granted	600,471	$0.14-$ 2.66	$2.10
Canceled	(13,567)	$0.42-$168.84	$11.06
Exercised	(3,588)	$0.42-$ 10.36	$0.70

Outstanding at December 31, 2003	761,097	$0.14-$168.84	$3.22

Exercisable at December 31, 2003	133,660	$0.14-$168.84	$3.22

Available for future option grants at December 31, 2003	181,985

      The following table summarizes information regarding stock options granted during the years ended December 31, 2001, 2002 and 2003.

				Weighted
			Weighted	Average
			Average	Fair Value
	Number of	Option Price	Price Per	at date of
	Shares	Range	Share	grant

Year ended December 31, 2001:
Options granted with an exercise price equal to market	178,196	$0.42-$0.42	$0.42	$0.28
Options granted with an exercise price greater than market	28,359	$0.42-$9.80	$3.08	$2.10
Year ended December 31, 2002:
Options granted with an exercise price greater than market	1,873	$0.42-$0.42	$0.42	$0.28
Year ended December 31, 2003:
Options granted with an exercise price less than market	600,472	$0.14-$2.66	$2.10	$7.84

      The weighted average fair value per option at grant date was $0.56, $0.28 and $7.84, for options granted in the years ended December 31, 2001, 2002 and 2003, respectively.

      The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted	Weighted	Number	Weighted
	Number of	Average	Average	of	Average
	Outstanding	Remaining	Exercise	Exercisable	Exercise
Range of Exercise Prices	Options	Contractual Life	Price	Options	Price

$ 0.00 - $ 0.70	256,772	8.2 years	$0.28	91,057	$2.94
$ 0.71 - $ 2.80	479,889	9.8 years	$2.66	19,174	$2.66
$ 2.81 - $14.00	9,693	6.8 years	$9.94	9,693	$9.94
$ 14.01 - $28.00	6,687	5.8 years	$17.08	6,687	$17.08
$ 28.01 - $42.00	3,163	6.1 years	$29.40	2,788	$29.40
$ 42.01 - $140.00	509	6.2 years	$106.82	404	$106.82
$140.01 - $168.84	4,384	6.1 years	$168.84	3,857	$168.84

GREENFIELD ONLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 13 — Taxes on Income:

      Income (loss) before income taxes and the provision (benefit) for income taxes are comprised of (in thousands):

	For the Years Ended December 31,

	2001	2002	2003

Income (loss) before income taxes:
Domestic	$(17,287)	$(2,963)	$1,853
Foreign	—	—	(55)

	$(17,287)	$(2,963)	$1,798

Provision (benefit) for income taxes:
Currently payable:
Federal	$—	$—	$74
State	—	(569)	73
Foreign	—	—	3

Total income tax provision (benefit)	$—	$(569)	$150

      During the year ended December 31, 2002, the Company received a tax refund from the State of Connecticut in the amount of $569,000 relating to research and development tax credits.

      Deferred income taxes are provided on temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities. The principal temporary differences, which give rise to deferred tax assets and liabilities at December 31, 2002 and 2003 are as follows:

	December 31, 2002	December 31, 2003

	(in thousands)
Deferred tax assets (liabilities):
Net operating loss carryforwards	$18,691	$17,884
Unearned stock-based compensation	2,421	3,018
Capitalized panel costs	1,030	892
Federal and state tax credits	421	430
Other deferred tax assets	397	479
Other deferred tax liabilities	(437)	—

Net Deferred Tax Asset	22,523	22,703
Valuation Allowance	(22,523)	(22,703)

Total Net Deferred Tax Assets	$—	$—

      At December 31, 2003, net operating loss carryforwards (“NOL(s)”) of $64,000 and $44,065,000, respectively are available to reduce future foreign and domestic income taxes. The majority of the NOLs begin to expire in 2020 and 2005, respectively. During the year ended December 31, 2003, the Company began operations in India. The Indian tax authority granted the Company a tax holiday for a six-year period ending in June 2009.

      Pursuant to Internal Revenue Code Section 382, certain substantial ownership changes may result in an annual limitation on the amount of net operating loss or tax credit carryforwards that may be utilized to offset future income tax liabilities.

GREENFIELD ONLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company establishes valuation allowances in accordance with the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). At December 31, 2002 and 2003, the valuation allowance fully offset the gross deferred tax asset. Because the Company incurred cumulative losses in recent years, management did not believe there was sufficient evidence to indicate that the Company would more likely than not realize its domestic deferred tax assets.

      The Company is subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, the Company provides for additional tax expense based upon the probable outcomes of such matters. In addition, when applicable, the Company adjusts the previously recorded tax expense to reflect examination results.

      The reconciliation of the computed “expected” (benefit) provision (determined by applying the United States Federal statutory income tax rate of 34% to (loss) income before income taxes) to the actual tax provision is as follows:

	For the Years Ended
	December 31,

	2001	2002	2003

Statutory federal income tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal income tax benefit	—	—	2.7
State research and development credit refunds	—	(19.2)	—
Alternative minimum taxes	—	—	4.1
Deferred compensation and other	(2.1)	(2.4)	1.4
Change in deferred tax asset valuation allowance	(31.6)	(31.7)	(33.5)
Goodwill amortization	(1.2)	—	—
Other reconciling items	0.9	0.1	(0.4)

Total	—	(19.2)%	8.3%

Note 14 — Commitments and Contingencies:

Lease Commitments and Obligations

      Future minimum annual lease payments under capital leases and noncancelable operating leases are as follows at December 31, 2003 (in thousands):

Fiscal Years Ending December 31,	Capital	Operating

2004	$982	$1,413
2005	575	1,067
2006	134	1,067
2007	29	1,127
2008	—	1,127
2009 and thereafter	—	990

Total minimum lease payments	$1,720	$6,791

Amount representing interest	(141)

Present value of minimum capital lease payments	$1,579

      At December 31, 2003, $705,000, ($1,102,000 at December 31, 2002) is included in “Other long-term liabilities” representing the long-term portion of the present value of minimum capital lease payments, and

GREENFIELD ONLINE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$874,000, ($895,000 at December 31, 2002) is included in current liabilities representing the current portion of the present value of minimum lease payments.

      Rental expense on operating leases amounted to approximately $1,139,000, $1,589,000 and $1,551,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

Legal Contingencies:

      From time to time, in the ordinary course of business, the Company is subject to legal proceedings. While it is impossible to determine the ultimate outcome of such matters, it is management’s opinion that the resolution of any pending issues will not have a material adverse effect on the consolidated financial position, cash flows or results of operations of the Company.

NOTE 15 — Employee Benefit Plan:

      The Company sponsors a 401(k) Profit Sharing Plan (the “401(k) Plan”) within the United States. The 401(k) Plan covers employees who are at least 21 years of age and have completed three months of service. To participate in the 401(k) Plan, employees must work for the Company for at least 1,000 hours each year. The 401(k) Plan was amended during 2003 and currently provides for the option for employee contributions up to statutory limits, of which the Company matches 20% of the employee’s contribution (the “Matching Contributions”). An employee will not be considered vested in the Matching Contributions until he or she shall have completed three years of continuous service. Amounts expensed under the 401(k) Plan were none, none and $42,000 in the years ended December 31, 2001, 2002 and 2003, respectively.

NOTE 16 — Subsequent Event (unaudited):

Acceleration of Vesting of Restricted Management Common Stock

      On January 14, 2004, the Company accelerated the vesting of the remaining 25% of the Management common stock.

Extension of Credit to Affiliate

      In March 2004, GFOL India, a subsidiary of the Company, entered into a $1.5 million loan facility agreement with the Company. Borrowing under the facility carries an interest rate of LIBOR plus 2% and matures in three years.

Quarterly Financial Data (unaudited):

      Summarized quarterly financial data for the years ended December 31, 2002 and 2003 are as follows (in thousands, except per share data):

	Quarter

Fiscal Year Ended December 31, 2002(1)	First	Second	Third	Fourth

Net revenues	$2,819	$3,495	$4,130	$4,442
Cost of revenues	1,252	1,216	1,389	1,552

Gross profit	1,567	2,279	2,741	2,890
Operating expenses	3,822	2,853	3,054	3,656

Operating loss	(2,255)	(574)	(313)	(766)
Interest expense, net	(163)	(156)	(156)	(77)
Other income, net	1,497	—	—	—

Loss before income taxes	(921)	(730)	(469)	(843)
Benefit for income taxes	(569)	—	—	—

Net loss	(352)	(730)	(469)	(843)
Less: Charge to common stockholders for Series B convertible preferred stock liquidation preference in excess of fair market value	—	—	—	(3,873)
Cumulative dividends on Series B convertible preferred stock	—	—	—	(28)

Net loss available to common stockholders	$(352)	$(730)	$(469)	$(4,744)

Net loss per share — basic and diluted:
Basic	$(0.38)	$(0.78)	$(0.50)	$(4.25)

Diluted	$(0.38)	$(0.78)	$(0.50)	$(4.25)

Weighted average shares outstanding:
Basic	936	936	936	1,116

Diluted	936	936	936	1,116

(1)	The sum of quarterly income (loss) per share may differ from the full-year amounts due to rounding and the effect of weighting shares outstanding in the quarters rather than the full year.

	Quarter

Fiscal Year Ended December 31, 2003(1)	First	Second	Third	Fourth

Net revenues	$4,591	$5,948	$7,048	$8,281
Cost of revenues	1,531	1,956	2,574	2,823

Gross profit	3,060	3,992	4,474	5,458
Operating expenses	3,162	3,291	3,994	4,840

Operating income (loss)	(102)	701	480	618
Interest expense, net	(125)	(112)	(128)	(130)
Other (income) expense, net	600	—	—	(4)

Income before income taxes	373	589	352	484
Provision for income taxes	23	40	17	70

Net income	350	549	335	414
Less: Accretion of preferred stock dividends	(32)	(31)	—	—
Cumulative dividends on Series B convertible preferred stock	(168)	(168)	(168)	(169)
Income allocable to participating preferred securities	(125)	(292)	(139)	(205)

Net income available to common stockholders	$25	$58	$28	$40

Net income per share — basic and diluted:
Basic	$0.01	$0.03	$0.01	$0.02

Diluted	$0.01	$0.02	$0.01	$0.01

Weighted average shares outstanding:
Basic	2,054	2,054	2,054	2,054

Diluted	2,184	2,339	2,439	2,836

(1)	The sum of quarterly income (loss) per share may differ from the full-year amounts due to rounding, or in the case of diluted earnings per share, because securities that are anti-dilutive in certain quarters may not be anti-dilutive on a full-year basis.

                                     Shares

Common Stock

PROSPECTUS

                        , 2004

LEHMAN BROTHERS

FRIEDMAN BILLINGS RAMSEY
PIPER JAFFRAY

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee. The Registrant will pay all these expenses.

Amount to be
Paid

SEC Registration Fee	$9,503
NASD Filing Fee	8,000
Nasdaq National Market Listing Fee
Printing Fees and Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Blue Sky Fees and Expenses
Transfer Agent and Registrar Fees
Miscellaneous
Total	$

Item 14.	Indemnification of Directors and Officers

      As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that: (1) the registrant is required to indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (2) the registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (3) the registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification; (4) the registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification; (5) the rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons; and (6) the registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents in these matters arising prior to such time.

      The registrant’s policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the bylaws, as well as certain additional procedural protections. The registrant has also obtained directors and officers insurance to insure such persons against certain liabilities. In addition, the underwriting agreement for this offering contains provisions indemnifying the registrant’s directors and officers against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

      Since March 2001, we have issued and sold the following unregistered securities. The following information is not adjusted to reflect the one-for-14 reverse split of our common stock to be effected immediately prior to consummation of the offering contemplated by this Registration Statement.

December 2002 Recapitalization

      In December 2002, we underwent a change in our capital structure (the “Recapitalization”), which resulted in the issuance and sale of three newly created classes of preferred stock. These new classes of preferred stock were designated the Series B Convertible Participating Preferred Stock (“Series B Preferred Stock”), the Series C-1 Convertible Participating Preferred Stock (“Series C-1 Preferred Stock”), and the Series C-2 Non-Voting Redeemable Preferred Stock (“Series C-2 Preferred Stock”). As part of the Recapitalization, we also converted the outstanding Class A and Class B common stock into a new single class of common stock and then effected a reverse stock split on the resulting new single class of common stock. Additionally, we issued shares of our common stock to certain members of our management and an independent member of our board of directors.

      Series C-1 Preferred Stock. We offered the Series C-1 Preferred to all holders of our Series A Preferred Stock. The aggregate number of shares of our Series C-1 Preferred Stock issued and sold in the Recapitalization was 74,627,182 for an aggregate offering price of $4,564,778, which was payable in cash or through the conversion of existing principal and accrued interest due under promissory notes issued by us and held by holders of our Series A Preferred Stock. Outstanding shares of out Series C-1 Preferred Stock are convertible at the option of the holder into shares of our common stock at a set conversion ratio.

      Series C-2 Preferred Stock. We issued and sold 10,000 shares of our Series C-2 Preferred Stock to Imprimis SB, L.P. (“Imprimis”) in exchange for the cancellation of a promissory note held by Imprimis in an aggregate amount of $2,052,267.

      Series B Preferred Stock. We issued and sold 30,211,595 shares of our Series B Preferred Stock in exchange for the cancellation of certain promissory notes in an aggregate amount of $16,827,835. In connection with the Recapitalization, one of our stockholders, Greenfield Holdings, LLC (“Greenfield Holdings”), dissolved and distributed to its members their pro rata percentage interest of the promissory notes that we had issued to Greenfield Holdings (the “Greenfield Holdings Notes”). In the Recapitalization, each of the members of Greenfield Holdings, other than Imprimis, exchanged their portion of the Greenfield Holdings notes for shares of our Series B Preferred Stock. Imprimis exchanged its portion of the Greenfield Holdings Notes for Series C-2 Preferred Stock as described above. Outstanding shares of the Series B Preferred Stock are convertible at the option of the holder into shares of our common stock at a set conversion ratio.

Restricted Shares

      We issued and sold 15,480,501 shares of our common stock to certain members of our management team and one independent director (the “Restricted Shares”) as consideration for services rendered and services to be rendered. The Management Shares were issued to Dean A. Wiltse, Robert E. Bies, Hugh O. Davis, Jonathan A. Flatow, and Joel R. Mesznik. The Restricted Shares were sold for par value, $0.0001 per share, and, for the members of management, were restricted stock subject to a vesting schedule, which would accelerate upon satisfaction certain conditions.

Reverse Stock-Split

      In connection with the Recapitalization, the Company’s Class A Common Stock and Class B Common Stock were converted into one share of a new class of our common stock. Additionally, we effected a reverse stock-split such that for each one outstanding share of common stock held by a stockholder prior to the reverse stock-split, such stockholder would hold 0.41987 new shares of our common stock after the reverse stock split.

Exemption From Registration

      The sales of the Series B Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and Management Shares were exempt from registration in reliance under Section 4(2) of the Securities Act or Regulation D promulgated thereunder. The securities issued in connection with the reverse stock-split were exempt from registration in reliance on Section 3(a)(9) of the Securities Act.

March and April 2001 Series A Preferred Stock

      In March and April 2001, we issued and sold a total of 40,874,511 shares of our Series A Preferred Stock for an aggregate offering price of $11,906,745 to Greenfield Holdings and various other investors. The shares of our Series A Preferred Stock were convertible securities, and at the option of the holder could be converted into shares of our common stock at a set conversion ratio. Immediately prior to the completion of this offering, shares of our Series A Preferred Stock will be mandatorily converted into shares of our common stock. These sales of our Series A Preferred Stock were exempt from registration under Section 4(2) of the Securities Act or Regulation D promulgated thereunder.

June and September 2001 10% Convertible Subordinated Promissory Notes

      In June 2001, we sold $2,443,943 of our 10% Convertible Subordinated Promissory Notes (the “June 2001 Notes”) to various investors. In September 2001, we sold $1,491,832 of our 10% Convertible Subordinated Promissory Notes (the “September 2001 Notes”) to various investors. All of the principal and interest under the June 2001 Notes and the September 2001 Notes were subsequently converted into Series C-1 Preferred Stock in the Recapitalization. The sales of the June 2001 Notes and September 2001 Notes and the subsequent conversion of these Notes were exempt from registration in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder.

Stock Option Grants and Issuances

      Since March 2001, we have granted options to employees (including officers), directors and consultants to purchase an aggregate of 13,712,637 shares of our common stock. During this same period, we have issued a total of 53,168 shares of our common stock upon exercise of such stock options. The stock option grants and issuances of shares thereunder were exempt under Section 4(2) and/or Rule 701 under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules

      (a) The following exhibits are filed herewith:

Exhibit
Number		Exhibit Description

1.1*	—	Form of Underwriting Agreement.
3.1	—	Amended and Restated Certificate of Incorporation, to be effective upon completion of the offering.
3.2	—	Amended and Restated Bylaws, to be effective upon completion of the offering.
4.1*	—	Form of Common Stock Certificate of Greenfield Online, Inc.
4.2	—	Amended and Restated Registration Rights Agreement, dated as of December 16, 2002, by and among Greenfield Online, Inc. and the shareholders listed therein.
4.3	—	Registration Rights Agreement, dated August 9, 2001, by and between Silicon Valley Bank and Greenfield Online, Inc.
4.4	—	Registration Rights Agreement, dated December 13, 1999, by and between Greyrock Capital and Greenfield Online, Inc.
5.1*	—	Opinion of Preston Gates & Ellis LLP.
10.1	—	Form of Indemnification Agreement.
10.2	—	Amended and Restated 1999 Stock Option Plan.

Exhibit
Number		Exhibit Description

10.3	—	2004 Equity Incentive Plan.
10.4	—	2004 Employee Stock Purchase Plan.
10.5	—	Form of Stock Option Agreement under Amended and Restated 1999 Stock Option Plan.
10.6*	—	Form of Stock Option Agreement under 2004 Equity Incentive Plan.
10.7	—	Restricted Stock Agreement, dated December 16, 2002, by and between Dean A. Wiltse and Greenfield Online, Inc. and an amendment thereto.
10.8	—	Restricted Stock Agreement, dated December 16, 2002, by and between Robert E. Bies and Greenfield Online, Inc. and an amendment thereto.
10.9	—	Restricted Stock Agreement, dated December 16, 2002, by and between Jonathan A. Flatow and Greenfield Online, Inc. and an amendment thereto.
10.10	—	Restricted Stock Agreement, dated December 16, 2002, by and between Hugh O. Davis and Greenfield Online, Inc. and an amendment thereto.
10.11	—	Restricted Stock Agreement, dated December 16, 2002, by and between Joel R. Mesznik and Greenfield Online, Inc.
10.12	—	License Agreement, dated December 22, 1999, by and between Greenfield Consulting Group, Inc. and Greenfield Online, Inc. and an amendment and supplement thereto.
10.13	—	Note and Warrant Purchase Agreement, dated March 3, 2000, by and between Greenfield Holdings, LLC and Greenfield Online, Inc. and an amendment thereto.
10.14	—	Form of Warrant to purchase common stock of Greenfield Online, Inc.
10.15	—	Non-Recourse Promissory Note, dated May 17, 1999, made by Hugh O. Davis in favor of Greenfield Online, Inc.
10.16	—	Full Recourse Promissory Note, dated March 9, 2001, made by Hugh O. Davis in favor of Greenfield Online, Inc.
10.17	—	Pledge Agreement, dated May 17, 1999, by and between Hugh O. Davis and Greenfield Online, Inc. and an amendment thereto.
10.18	—	Warrant for the purchase of shares of Class A Common Stock, dated December 3, 1999, issued by Greenfield Online, Inc. to Greyrock Capital.
10.19	—	Warrant for the purchase of shares of Class A Common Stock, dated August 9, 2001, issued by Greenfield Online, Inc. to Silicon Valley Bank.
10.20	—	Accounts Receivable Financing Agreement, dated August 9, 2001, by and between Silicon Valley Bank and Greenfield Online, Inc. and amendments thereto.
10.21	—	Lease, dated October 20, 1999, by and between Wilton Campus Properties, LLC and Greenfield Online, Inc.
10.22	—	Agreement to Lease, dated July 19, 2003, by and between Tafsir Ahmad, Tanweer Ahmad, Saeed Ahmad, Salman Ahmad, and Shadab Ahmad (lessors) and M/s Agilis Information Technologies International Private Limited.
10.23	—	Agreement to Lease, dated March 3, 2004, by and between M/s Unitech Business Parks Limited and M/s Greenfield Online PVT. Ltd.
10.24	—	Lease Agreement, dated September 15, 1999, by and between Somerset Capital Group Ltd and Greenfield Online, Inc.
10.25†	—	FieldSource Agreement, dated October 31, 2001, by and between Custom Research Inc. and Greenfield Online, Inc. and an amendment thereto.
10.26†	—	Enterprise User License Agreement, dated October 21, 2002, by and between Future Information Research Management, Inc. and Greenfield Online, Inc. and an addendum thereto.
10.27†	—	Commercial Agreement, dated November 28, 2001, by and between Microsoft Corporation and Greenfield Online, Inc. and amendments thereto.
10.28†	—	Alliance, License and Supply Agreement, dated January 31, 2002, by and between Taylor Nelson Sofres Intersearch Corporation and Greenfield Online, Inc. and amendments thereto.

Exhibit
Number		Exhibit Description

10.29	—	Form of Partnering Agreement of Greenfield Online, Inc.
10.30*	—	Amended and Restated Employment Agreement, by and between Dean A. Wiltse and Greenfield Online, Inc.
10.31*	—	Amended and Restated Employment Agreement, by and between Robert E. Bies and Greenfield Online, Inc.
10.32*	—	Amended and Restated Employment Agreement, by and between Jonathan A. Flatow and Greenfield Online, Inc.
10.33*	—	Amended and Restated Employment Agreement, by and between Hugh Davis and Greenfield Online, Inc.
10.34*	—	Employment Agreement, by and between Keith Price and Greenfield Online, Inc.
10.35	—	Employment Agreement, dated December 10, 2003, by and between Frank Kelly and Greenfield Online, Inc.
10.36	—	Employment Agreement, dated February 5, 2004, by and between Beth Rounds and Greenfield Online, Inc.
21.1	—	List of Subsidiaries of Greenfield Online, Inc.
23.1	—	Consent of PricewaterhouseCoopers LLP, Independent Accountants.
23.2*	—	Consent of Preston Gates & Ellis LLP (included in Exhibit 5.1).
24.1	—	Power of Attorney (reference is made to the Power of Attorney included on the signature page).

*	To be filed by amendment

†	Certain information in these exhibits has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4), 200.83 and 230.406.

      (b) Financial Statement Schedules

      Certain exhibits, attachments and schedules to the exhibits above have not been filed herewith. Greenfield Online, Inc. will furnish any such exhibits, attachments and schedules supplementally to the Securities and Exchange Commission upon request.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective, and

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilton, State of Connecticut, on the 12th day of April, 2004.

GREENFIELD ONLINE, INC.

By:	/s/ DEAN A. WILTSE

Dean A. Wiltse
President and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonathan A. Flatow and Robert E. Bies, and each of them, his attorney-in-fact, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments and abbreviated registration statements), and any and all registration statements filed pursuant to Rule 462 or Rule 429 under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of Greenfield Online, Inc., and to file or cause to be filed the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitutes, may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on April 12, 2004.

Signature	Title

/s/ DEAN A. WILTSE Dean A. Wiltse	President and Chief Executive Officer, Director (Principal Executive Officer)

/s/ ROBERT E. BIES Robert E. Bies	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

/s/ JEFFREY HORING Jeffrey Horing	Director

/s/ PETER SOBILOFF Peter Sobiloff	Director

/s/ JOEL R. MESZNIK Joel R. Mesznik	Director

/s/ LAWRENCE R. HANDEN Lawrence R. Handen	Director

/s/ BURTON J. MANNING Burton J. Manning	Director

/s/ LISE J. BUYER Lise J. Buyer	Director

/s/ VIKAS KAPOOR Vikas Kapoor	Director

EXHIBIT INDEX

Exhibit
Number		Exhibit Description

1.1*	—	Form of Underwriting Agreement.
3.1	—	Amended and Restated Certificate of Incorporation, to be effective upon completion of the offering.
3.2	—	Amended and Restated Bylaws, to be effective upon completion of the offering.
4.1*	—	Form of Common Stock Certificate of Greenfield Online, Inc.
4.2	—	Amended and Restated Registration Rights Agreement, dated as of December 16, 2002, by and among Greenfield Online, Inc. and the shareholders listed therein.
4.3	—	Registration Rights Agreement, dated August 9, 2001, by and between Silicon Valley Bank and Greenfield Online, Inc.
4.4	—	Registration Rights Agreement, dated December 13, 1999, by and between Greyrock Capital and Greenfield Online, Inc.
5.1*	—	Opinion of Preston Gates & Ellis LLP.
10.1	—	Form of Indemnification Agreement.
10.2	—	Amended and Restated 1999 Stock Option Plan.
10.3	—	2004 Equity Incentive Plan.
10.4	—	2004 Employee Stock Purchase Plan.
10.5	—	Form of Stock Option Agreement under Amended and Restated 1999 Stock Option Plan.
10.6*	—	Form of Stock Option Agreement under 2004 Equity Incentive Plan.
10.7	—	Restricted Stock Agreement, dated December 16, 2002, by and between Dean A. Wiltse and Greenfield Online, Inc. and an amendment thereto.
10.8	—	Restricted Stock Agreement, dated December 16, 2002, by and between Robert E. Bies and Greenfield Online, Inc. and an amendment thereto.
10.9	—	Restricted Stock Agreement, dated December 16, 2002, by and between Jonathan A. Flatow and Greenfield Online, Inc. and an amendment thereto.
10.10	—	Restricted Stock Agreement, dated December 16, 2002, by and between Hugh O. Davis and Greenfield Online, Inc. and an amendment thereto.
10.11	—	Restricted Stock Agreement, dated December 16, 2002, by and between Joel R. Mesznik and Greenfield Online, Inc.
10.12	—	License Agreement, dated December 22, 1999, by and between Greenfield Consulting Group, Inc. and Greenfield Online, Inc. and an amendment and supplement thereto.
10.13	—	Note and Warrant Purchase Agreement, dated March 3, 2000, by and between Greenfield Holdings, LLC and Greenfield Online, Inc. and an amendment thereto.
10.14	—	Form of Warrant to purchase common stock of Greenfield Online, Inc.
10.15	—	Non-Recourse Promissory Note, dated May 17, 1999, made by Hugh O. Davis in favor of Greenfield Online, Inc.
10.16	—	Full Recourse Promissory Note, dated March 9, 2001, made by Hugh O. Davis in favor of Greenfield Online, Inc.
10.17	—	Pledge Agreement, dated May 17, 1999, by and between Hugh O. Davis and Greenfield Online, Inc. and an amendment thereto.
10.18	—	Warrant for the purchase of shares of Class A Common Stock, dated December 3, 1999, issued by Greenfield Online, Inc. to Greyrock Capital.
10.19	—	Warrant for the purchase of shares of Class A Common Stock, dated August 9, 2001, issued by Greenfield Online, Inc. to Silicon Valley Bank.
10.20	—	Accounts Receivable Financing Agreement, dated August 9, 2001, by and between Silicon Valley Bank and Greenfield Online, Inc. and amendments thereto.
10.21	—	Lease, dated October 20, 1999, by and between Wilton Campus Properties, LLC and Greenfield Online, Inc.

Exhibit
Number		Exhibit Description

10.22	—	Agreement to Lease, dated July 19, 2003, by and between Tafsir Ahmad, Tanweer Ahmad, Saeed Ahmad, Salman Ahmad, and Shadab Ahmad (lessors) and M/s Agilis Information Technologies International Private Limited.
10.23	—	Agreement to Lease, dated March 3, 2004, by and between M/s Unitech Business Parks Limited and M/s Greenfield Online PVT. Ltd.
10.24	—	Lease Agreement, dated September 15, 1999, by and between Somerset Capital Group Ltd and Greenfield Online, Inc.
10.25†	—	FieldSource Agreement, dated October 31, 2001, by and between Custom Research Inc. and Greenfield Online, Inc. and an amendment thereto.
10.26†	—	Enterprise User License Agreement, dated October 21, 2002, by and between Future Information Research Management, Inc. and Greenfield Online, Inc. and an addendum thereto.
10.27†	—	Commercial Agreement, dated November 28, 2001, by and between Microsoft Corporation and Greenfield Online, Inc. and amendments thereto.
10.28†	—	Alliance, License and Supply Agreement, dated January 31, 2002 by and between Taylor Nelson Sofres Intersearch Corporation and Greenfield Online, Inc. and amendments thereto.
10.29	—	Form of Partnering Agreement of Greenfield Online, Inc.
10.30*	—	Amended and Restated Employment Agreement by and between Dean A. Wiltse and Greenfield Online, Inc.
10.31*	—	Amended and Restated Employment Agreement by and between Robert E. Bies and Greenfield Online, Inc.
10.32*	—	Amended and Restated Employment Agreement by and between Jonathan A. Flatow and Greenfield Online, Inc.
10.33*	—	Amended and Restated Employment Agreement by and between Hugh Davis and Greenfield Online, Inc.
10.34*	—	Employment Agreement by and between Keith Price and Greenfield Online, Inc.
10.35	—	Employment Agreement, dated December 10, 2003, by and between Frank Kelly and Greenfield Online, Inc.
10.36	—	Employment Agreement, dated February 5, 2004, by and between Beth Rounds and Greenfield Online, Inc.
21.1	—	List of Subsidiaries of Greenfield Online, Inc.
23.1	—	Consent of PricewaterhouseCoopers LLP, Independent Accountants.
23.2*	—	Consent of Preston Gates & Ellis LLP (included in Exhibit 5.1).
24.1	—	Power of Attorney (reference is made to the Power of Attorney included on the signature page).

*	To be filed by amendment

†	Certain information in these exhibits has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4), 200.83 and 230.406.

      Certain exhibits, attachments and schedules to the exhibits above have not been filed herewith. Greenfield Online, Inc. will furnish any such exhibits, attachments and schedules supplementally to the Securities and Exchange Commission upon request.